Form 20-F
period 2004-07-31
EQUICAP FINANCIAL CORP
filed 2004-12-23
CIK 1172945

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2004

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 0-49985

EQUICAP FINANCIAL CORP.

.

(Name of Small Business Issuer in Its Charter)

British Columbia, Canada	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

#2250 – 1055 W. Georgia St., P.O. Box 11133,Vancouver, BC, Canada	V6E 3P3
(Address of Principal Executive Offices)	(Zip Code)

Issuer's Telephone Number:  (604) 689-4200

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock

(Title of class)

There were 6,151,841common shares, without par value, issued and outstanding as of July 31, 2004.

Check whether the issuer:  (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes  X   No __

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 X Item 18 _____

As of November 9, 2004 the rate for Canadian dollars was US $0.8041 for Cdn $1.00.

FORWARD LOOKING STATEMENTS

Equicap Financial Corp. (“Equicap” or “the Company”) cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the company. For this purpose, any statements contained in the annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may”, “except”, “believe”, “anticipate”, “intent”, “could”, “estimate”, or “continue”, or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

All dollar amounts referred to herein are in Canadian dollars.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable

B. Advisors

Not applicable

C. Auditors

Not applicable

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 – KEY INFORMATION

A. Selected Consolidated Financial Information

The selected financial data of the Company for the fiscal years ended July 31, 2004, 2003 and 2002 was extracted from the audited consolidated financial statements of the Company included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 – Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 – Operating and Financial Review and Prospects, and under the heading “MANAGEMENT’S DISCUSSION AND ANALYSIS”. These financial statements, the Company’s Annual Information Form, and all public filings are available on SEDAR at www.sedar.com.

The Company’s fiscal year end is July 31. The following is a summary of certain selected audited consolidated financial information for the Company’s most recently completed fiscal year and for the five preceding fiscal years of the Company:

	Audited Year Ending July 31, 2004	Audited Year Ending July 31, 2003	Audited Year Ending July 31, 2002	Audited Year Ending July 31, 2001	Audited Year Ending July 31, 2000
Total revenue from Continuing operations	$ 0	$ 0	$ 0	$ 0	$ 0
Income/loss from continuing operations	$ (84,045)	$ (80,280)	$ (187,844)	$ (925,948)	$ (479,083)
Income/loss from discontinued operations	$ 0	$ 0	$ (43,687)	$ (116,595)	$ (139,835)
Earnings/loss per share	$ (0.01)	$ (0.02)	$ (0.07)	$ (0.37)	$ (0.26)
Total assets	$ 110,833	$ 15,251	$ 22,647	$ 26,771	$ 960,679
Long term debt	$ 0	$ 0	$ 0	$ 0	$ 0
Share Capital	$6,376,520	$6,291,720	$5,885,875	$5,885,875	$5,537,059
Number of Shares	6,151,841	5,786,834	3,159,534	3,159,534	2,849,476
Retained earnings (loss)	$(6,435,889)	$(6,351,844)	$(6,271,564)	$(6,040,033)	$(4,997,490)

Summary of Financial Information

The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the audited financial statements of Equicap.

	Year Ended July 31, 2004	Year Ended July 31, 2003	Year Ended July 31, 2002
Revenues	0	0	0
Gross profit	0	0	0
General and administrative expenses	$74,469	$90,785	$187,844
Net loss	$(84,045)	$(80,280)	$(231,531)
Working capital	$(30,473)	$(74,337)	$(405,013)
Other assets	$71,104	$14,213	$19,324
Long term liabilities	0	0	0
Share capital
Dollar amount	$6,376,520	$6,291,720	$5,885,875
Number of securities	6,151,841	5,786,834	3,159,534

The following is a summary of certain selected audited financial information for the most recent eight fiscal quarters comprising the Company’s preceding two fiscal years:

(Fiscal Quarters for the Fiscal year ended July 31, 2004)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 0	$ 0	$ 0	$ 0
Net profit (loss)	$ (8,595)	$ (30,840)	$ (12,219)	$ (32,391)
Earnings (loss) per share	$ (0.001)	$ (0.005)	$ (0.002)	$ (0.005)

(Fiscal Quarters for the Fiscal year ended July 31, 2003)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 0	$ 0	$ 0	$ 0
Net profit (loss)	$ (21,062)	$ (35,012)	$ (14,142)	$ (10,064)
Earnings (loss) per share	$ (0.006)	$ (0.006)	$ (0.002)	$ (0.001)

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars. The following table set out the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the periods indicated. Rates of exchange are obtained from the Bank of Canada and believed by the Company to approximate closely the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank in New York.

	July 31, 2004	July 31, 2003	July 31, 2002	July 31, 2001	July 31, 2000

Period End	$0.6708	$0.5860	$0.4157	$0.4697	$0.5128

Average	$0.6781	$0.6185	$0.4541	$0.4696	$0.5221

	October 2004	Sept. 2004	August 2004	July 2004	June 2004	May 2004

Month High	$0.7760	$0.7285	$0.6752	$0.6676	$0.6551	$0.6356

Month Low	$0.7828	$0.7408	$0.6898	$0.6816	$0.6674	$0.6405

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

C. Risk Factors

All of Equicap operations are based in Canada and denominated in Canadian currency. Cash balances are presently maintained in non-interest bearing accounts.

Factors That May Affect Future Results

This registration statement, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements and other prospective information relating to future events. These forward-looking statements and other information are subject to certain risks and uncertainties that could cause results to differ materially from historical or anticipated results, including the following:

The Company had a working capital deficiency at July 31, 2004 of $30,473. Our credit facilities are all on a demand basis and could be called for repayment at any time.

History of Losses; Increased Expenses. As of July 31, 2004, the Company had an accumulated deficit of $6,435,889 and has not generated an operating profit since inception. There can be no assurance that we will realize revenue growth or be profitable on a quarterly or annual basis.

Additional Financing. We do not have sufficient capital to fund our operations. No assurance can be given that any additional financing required would be available, or that additional financing will be available on terms that may be advantageous to existing shareholders. Such financing, to the extent available, may result in substantial dilution to our shareholders.

We may undertake acquisitions that could limit our ability to manage and maintain our business, result in adverse accounting treatment and could be difficult to integrate into our business. A component of future growth will depend on the ability to identify, negotiate, and acquire additional companies and assets that complement or expand existing operations. However we may be unable to complete any acquisitions or any acquisitions we may complete may not enhance our business. Any acquisitions could subject us to a number of risks, including:

·

diversion of management's attention;

·

amortization of substantial goodwill, adversely affecting our reported results of operations;

·

inability to retain the management, key personnel and other employees of the acquired business;

·

inability to establish uniform standards, controls, procedures and policies;

·

inability to retain the acquired company's customers; and

·

exposure to legal claims for activities of the acquired business prior to acquisition; and inability to integrate the acquired company and its employees into our organization effectively.

We have not paid any dividends on our common stock and do not intend to pay dividends in the foreseeable future. We are currently restricted from paying dividends pursuant to the terms of our credit facility and British Columbia corporate law.

Our stock is thinly traded and is subject to price volatility. Trading volume in our common stock has historically been limited. Accordingly, the trading price of our common stock could be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, an imbalance of purchasers and sellers, or other factors.

Enforcement of Civil Liabilities.

Equicap Financial Corp. is a corporation incorporated under the laws of British Columbia, Canada. All of the directors and officers are residents of Canada or otherwise reside outside of the United States. All or a substantial portion of the assets of such persons are or may be located outside of the United States. It may be difficult to effect service of process within the United States upon Equicap or upon such directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liability of Equicap or such persons under U.S. federal securities laws. We have been advised that there is doubt as to whether Canadian courts would (i) enforce judgments of U.S. courts obtained against Equicap or such directors or officers predicated solely upon the civil liabilities provisions of United States federal securities laws, or (ii) impose liabilities in original actions against Equicap or such directors and officers predicated solely upon such U.S. laws. However, a judgment against Equicap predicated solely upon civil liabilities provisions of such U.S. federal securities laws may be enforceable in Canada if the United States court in which such judgment was obtained has a basis for jurisdiction in that matter that would be recognized by a Canadian court.

Certain Shareholders May Exercise Control Over Matters Voted Upon by the Shareholders. Certain of the Company’s officers and directors together beneficially own a significant portion of the outstanding common shares as of July 31, 2004. These shareholders hold a majority of Equicap’s outstanding common shares, and are able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of assets. This may prevent or discourage tender offers for the Equicap's common shares.

Shares of our common stock trade under $5.00 in the United States and the application of "penny stock regulations" could adversely affect the market price of our common stock and may affect the ability of holders of our common stock to sell their shares. Our securities are considered a penny stock. The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our common stock is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.)

For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of investors to sell our securities in the secondary market and the price at which such purchasers can sell any such securities.

We are subject to the risk of possibly becoming subject to regulation under the Investment Company Act of 1940. Because we are a holding company and a portion of our assets may in the future consist of investments in companies in which we own less than a 50% interest, we run the risk of inadvertently becoming an investment company that is required to register under the Investment Company Act of 1940. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies. To avoid regulation under the Investment Company Act, we monitor the value of our investments and structure transactions with an eye toward the Investment Company Act. As a result, we may structure transactions in a less advantageous manner than if we did not have Investment Company Act concerns, or we may avoid otherwise economically desirable transactions due to those concerns. In addition, events beyond our control, including significant appreciation or depreciation in the market value of certain of publicly traded holdings, if any, could result in our becoming an inadvertent investment company. If we were to become an investment company, we would have one year to divest of a sufficient amount of investment securities and/or acquire other assets sufficient to cause us to no longer be an investment company. If it were established that we are an unregistered investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the Securities and Exchange Commission, that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company.

ITEM 4 – INFORMATION OF THE COMPANY

A. History and Development of the Company

Equicap Financial Corp. was originally incorporated as Tracker Explorations Ltd. on November 25, 1983 under the laws of the Province of British Columbia, Canada. The name was changed to Jentech Ventures Corp. on September 14, 1987 and to Impact Travel Technology Inc. on April 26, 1993.

At the date of incorporation, the authorized capital of the Company was 20,000,000 common shares without par value (the “Shares”). On September 14, 1987, the authorized capital of the Company was subdivided on the basis of two (new) Shares for one (old) Share so that the authorized capital of the Company was increased from 20,000,000 Shares to 40,000,000 Shares. On May 4, 1990, the authorized capital of the Company was subdivided on the basis of three (new) Shares for one (old) Share so that the authorized capital of the Company was increased from 40,000,000 Shares to 120,000,000 Shares. On April 26, 1993 the authorized capital of the Company was consolidated on the basis of ten (old) Shares for one (new) Share so that the authorized capital of the Company was decreased from 120,000,000 Shares to 12,000,000 Shares.

On October 21, 1998, the shareholders of the Company approved a special resolution authorizing the share capital of the Company to be consolidated on the basis of two (old) Shares for one (new) Share so that the authorized share capital of the Company was decreased from 12,000,000 Shares to 6,000,000 Shares. Shareholders also approved that the authorized capital be increased to 100,000,000 Shares. These resolutions were filed with the Registrar of Companies on March 12, 1999 at which time the Company also completed a name change from Impact Travel to MCF Enterprises Inc. On February 9, 2001 the name was changed again to Online Consortium Corp.

On December 4, 2001, the shareholders of the Company approved the consolidation of the Company’s share capital on the basis of three (old) Shares for one (new) Share. On February 21, 2002, the Company received approval from the Canadian Venture Exchange. The authorized capital of the Company decreased from 100,000,000 common shares to 33,333,333 common shares. The number of issued and outstanding common shares changed from 9,478,604 to 3,159,534 and the trading symbol changed from OCM to ONN.

On April 7, 2003 the Company was quoted to trade on the NASD OTC Bulletin Board under the symbol “ONNCF”. Effective July 11, 2003 the Company changed its name from Online Consortium Corp to Equicap Financial Corp. Its new trading symbol on the TSX Venture Exchange is EQF.V and on the NASD OTC Bulletin Board it is EQFCF.PK.

B. Organizational Structure

The organizational structure of the Company is as follows:

O-Tooz Energie Group Inc.:

O-Tooz Energie Group Inc. (“O-Tooz”) was incorporated pursuant to the provisions of the Canada Business Corporations Act on September 7, 1995 and was extraprovincially registered under the Company Act (British Columbia) on January 23, 1996. On March 12, 1999, pursuant to an Arrangement Agreement, the Company acquired all of the issued and outstanding shares of O-Tooz in consideration for the issuance of 333,333 free trading shares of Equicap common stock at a value equivalent to $1.76 per share, whereby O-Tooz became a wholly owned subsidiary of the Company. The acquisition of O-Tooz constituted a change of business of the Company as defined in Vancouver Stock Exchange Policy No. 18 and accordingly, shareholder and regulatory approvals were obtained.

O-Tooz was in the business of selling healthy fast food through retail outlets. In the later part of 1995, O-Tooz acquired three franchised outlets and operated them as corporate outlets. By 1996 O-Tooz had grown from one location into an organization of 11 outlets that included 6 corporate stores and 4 franchise stores in the lower mainland of British Columbia and one corporate store in downtown Toronto. System wide sales for calendar year 1996 were approximately $3.6 million.

During the latter half of 1996 O-Tooz’s financial performance fell dramatically. By December 1996, O-Tooz had operating losses of approximately $1.74 million and debt of more than $1.78 million which it was not able to service. A restructuring plan was developed which required a new capital investment in excess of $250,000 to execute. O-Tooz’s largest shareholder, D. Grant Macdonald Capital Corp. (“Macdonald Capital”), agreed to provide the funding under a debenture and the restructuring program was launched. O-Tooz filed the Proposal with its creditors and on February 18, 1997, Macdonald Capital was appointed by the Trustee as a debtor in possession of the affairs for O-Tooz during the restructuring period.

The program necessitated the bankrupting of several of the O-Tooz subsidiaries. As of March 1997 the creditors accepted the Proposal and 90% of the O-Tooz debt was eliminated. All unprofitable locations were closed and at the end of the restructuring period there were two corporate stores, Royal Centre and Pacific Centre and two franchisee locations, Waterfront Centre and West Vancouver remaining.

The Company made substantial efforts to fund the expansion of O-Tooz but was unable to find sufficient interest in the proposal. After several years of operations with increasing losses and the inability to implement its re-development and expansion plan, the Company ceased all operations of O-Tooz in September 2001. Expansion of this franchise concept is no longer part of the long term plan of the Company.

OnlineConsortium.com, Inc.:

On June 11, 1999, the Company incorporated OnlineConsortium.com, Inc. (“Online”) pursuant to the Washington Business Corporation Act and extraprovincially registered it under the Company Act (British Columbia) on September 8, 1999.

OnlineConsortium.com, Inc, was incorporated as the Company’s wholly owned U.S. subsidiary for the purpose of acquiring emerging growth information technology companies based in the United States with an emphasis on e-commerce, telecommunications, network infrastructure and business-to-business applications. Particular attention was placed on companies with proprietary technologies that may have been further developed through sub-licensing agreements.

FilmIndustry.com, Inc.:

On October 1, 1999 the Company acquired, through its U.S. subsidiary Online, a 100% interest in FilmIndustry.com, Inc. (“FilmIndustry”) a US company, incorporated pursuant to the Washington Business Corporation Act. Online purchased all the issued and outstanding shares of FilmIndustry from Murray G. Macdonald for the sum of CDN $25,000 and the issuance of 166,666 common shares of Equicap at a value of $0.03 per share. These shares are held in escrow pursuant to Exchange Policy 5.4 and are being released over a six year period. On October 8, 1999, FilmIndustry was extraprovincially registered in British Columbia pursuant to the Company Act (British Columbia).

Prior to its acquisition, FilmIndustry had been in operations for less than one year and had no revenues or earnings from operations. FilmIndustry, an online vertical directory and content portal, was intended to serve the needs of the film industry. It proceeded to develop a comprehensive Professional Directory database and search engine which offered an opportunity for professionals to promote themselves through their personalized Professional Directory Profile. The database was expanded to include film companies, locations, etc. The goal was to enable film industry professionals to locate people, companies and listings ideal for their specific requirements via the internet. FilmIndustry planned to implement an e-commerce storefront, offering a variety of electronic and film related products, and to generate additional revenue from industry specific advertising and from enhanced profile listings.

Equicap acquired FilmIndustry because of its belief that FilmIndustry had significant potential as an internet based and web enabled business with various potential revenue streams available to it. To this end the Company expended considerable funds developing software applications to enable FilmIndustry to execute its business plan. Before the development was completed, Equicap was forced to put the FilmIndustry development on hold pending further financing being arranged. Accordingly, FilmIndustry ceased all operating activity during fiscal 2001 and has never realized any revenue. Since that time there has been no interest in financing internet related portals and a result, operations remain suspended.

DJscene.com Media, Inc.:

On July 12, 2000, the Company announced the creation of a new subsidiary, DJscene.com Media, Inc. “(DJscene”) by incorporation in British Columbia pursuant to the Company Act (British Columbia). DJscene, an online community portal for the Disc Jockey segment of the international music industry, offered features that included streaming audio and video, music industry news, a member directory, a DJ directory and email services.

The purpose in creating DJscene was to establish an internet based community portal for the DJ segment of the music industry. Equicap anticipated that DJscene would generate revenues and become profitable through the sale of advertising and membership fees. To this end, Equicap expended considerable funds developing software necessary to enable DJscene to provide its online community with these features. The site needs to be constantly updated to be current and viable. Due to ongoing cash flow problems the Company decided that it had no choice but to take down the DJscene website. Accordingly, in September 2003, operation of the site was halted and unless there is a significant shift in the market place regarding internet based business, it is unlikely the Company will be able to obtain the funding needed to re-implement the site.

Zecotek Photonics Inc.

On October 20, 2004, the Company acquired a new, wholly owned subsidiary, Zecotek Photonics Inc. (“Photonics”) that was incorporation in British Columbia pursuant to the Company Act (British Columbia) on August 6, 2004.

C. Business Overview

The Company was incorporated on November 25, 1983. Its initial principle business pursuit was the development of automated booking systems for the travel industry. After 1993 the Company became inactive and there were no significant commercial operations or transactions during the next five years.

Over the past 10 years, Equicap  has acquired, developed, financed and operated select businesses which were capable of growth and expansion. The Company owns 100% of its subsidiaries, FilmIndustry.com, Inc., DJscene.com Media, Inc., O-Tooz Energie Group Inc., and Zecotek Photonics Inc. None of the Company’s subsidiaries except O-Tooz have generated any revenue and all are currently inactive.

After reviewing a number of projects, in March 1999, the Company acquired all of the issued and outstanding shares of O-Tooz Energie Group Inc., a company in the business of selling healthy fast food through retail outlets. The acquisition of O-Tooz constituted a change of business of the Company which now focused on the pursuit, acquisition, development and financing of select businesses capable of growth and expansion. Equicap made substantial efforts to fund the planned expansion of O-Tooz but was unable to find sufficient interest in the proposal to enable it to raise the required capital. After several years of operations with increasing losses and the inability to implement its re-development and expansion plan, the Company ceased all operations of O-Tooz in September 2001.

In October 1999 Equicap acquired a 100% interest in FilmIndustry.com, Inc., an online vertical directory and content portal that was intended to serve the needs of the film industry. Before development on the directory was completed, Equicap was forced to put further development on hold due to a shortage of working capital. FilmIndustry ceased all operating activity during fiscal 2001 pending further financing being arranged. As there has been no interest in financing internet related portals, operations remain suspended.

On July 12, 2000, the Company created a new subsidiary, DJscene.com Media, Inc., an online community portal for the Disc Jockey segment of the international music industry. As DJscene was unable to generate revenue through the sale of advertising and membership fees, by September 2003 operation of the site was halted.

On October 20, 2004, the Company acquired a new subsidiary, Zecotek Photonics Inc. in order to acquire (“the acquisition”) certain assets from Zecotek Holdings Inc. (“Zecotek”). The TSX Venture Exchange has deemed the acquisition to be a Change of Business (“COB”) pursuant to Policy 5.2. It is a condition of closing of the acquisition agreement with Zecotek that the TSX Venture Exchange shall have approved the acquisition.

Photonics will acquire the intellectual property and know-how, including an International Patent application, associated with a new and proprietary scintillation crystal ("LFS") that is a key component in the design of whole body positron emission tomograph ("PET") scanners. In addition, Photonics has a right of first refusal to acquire at fair market value a number of photonic technologies including lasers and laser systems, crystals for use in lasers, optical communications and scintillation based imaging and three dimensional display technologies developed by Zecotek. The value of these subsequent technologies is not yet known. In order to acquire the assets, Equicap has undertaken a financing (the “Financing”) by way of a Short Form Offering in order to raise at least $1,500,000.

Upon the completion of the Acquisition, Equicap intends to enter into a LFS (“scintillation crystal”) manufacturing agreement and have that manufacturer produce LFS and develop the cost structure for LFS. Within a month from then, Equicap will distribute the LFS to customers for their assessment. A direct marketing campaign will start in the first quarter of 2005 along with attendance at trade shows. Equicap's main objective is to have its first commercial order for LFS by the end of the first quarter in 2005. After that, Equicap will continue its marketing efforts to obtain further commercial sales.

In order to achieve its business objectives, Equicap must close the Acquisition in December and implement its business plan with the capital raised from the Financing. The first milestone will be to enter into a manufacturing agreement and start producing LFS. Meetings with the potential purchasers will be set up along with trade show participation. The most significant milestone will be the first commercial sale of the LFS.

In the initial stages and throughout the development of its businesses, Equicap’s goal is to offer support mechanisms to assist each business to maximize their potential for profit. These mechanisms include day to day involvement working with the management of each business. Equicap assists in the management of each business and helps to develop business plans and annual budgets to identify ongoing business needs. These business plans are the guidelines which provide goals for the Company’s own long term business objectives.

Equicap provides financial resources to fund the initial stages of development and growth of each business until cash flow is sufficient to enable each business to sustain itself. The Company also assists in marketing, promotion and public relations activities of its businesses. Its marketing strategy is to create awareness and promote each business through a variety of activities that include strategic industry related trade and media publications, print, radio, television and internet coverage.

The Company’s principal place of business is located at Suite 2250-1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3. It’s registered and records office and address for service is located at Suite 1400-1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9. All amounts are stated in Canadian dollars.

CHANGE OF BUSINESS

Description of Acquisition

Pursuant to an Acquisition Agreement dated October 20, 2004, Photonics Inc. will acquire from Zecotek Holdings Inc. the intellectual property and know-how, including an International Patent application, associated with a new and proprietary scintillation crystal ("LFS") that is a key component in the design of whole body positron emission tomograph ("PET") scanners. PET scanners are imaging machines used principally in the medical diagnostics of all types of cancers, heart disease and neurological disorders such as Alzheimer and Parkinson’s diseases. The LFS  material is intended to provide for a significant increase in image resolution and faster testing times, while maintaining a relative cost advantage due to its simple manufacturing process. Another application for LFS is in gamma imaging (Mini-PET scanners) used in pharmaceutical research of new medical drugs.

In addition, Photonics has a right of first refusal to acquire at fair market value a number of photonic technologies including lasers and laser systems, crystals for use in lasers, optical communications and scintillation based imaging and three dimensional display technologies developed by Zecotek. The value of these subsequent technologies is not yet known.

As consideration for the LFS scintillation material technology, Equicap paid $70,000 upon the execution of the Letter of Intent that preceded the Asset Purchase Agreement, will issue 2,400,000 common shares at a deemed price of $0.50 per share to Zecotek at the closing of the Acquisition, will assume a $75,000 loan that was advanced to Zecotek in November 2004 which will be repaid from the Financing and will assume up to $200,000 of Zecotek debt that will be repaid by the issuance of units of Equicap at $0.50 per unit, all subject to regulatory approval. Each unit consists of one common share and one warrant to purchase one common share at $0.50 for a period of 12 months. The 2,400,000 common shares may be subject to escrow for up to six years and will be subject to a four month hold period. The consideration was determined through arms length negotiations between the parties.

Further, Equicap will also grant incentive stock options to purchase 800,000 common shares exercisable at $0.50 per share for a period of five years. The stock option issuance is subject to regulatory approval.

Equicap has agreed to complete the Financing by way of a Short Form Offering in accordance with the policies of the TSXV concurrently with the closing of the Acquisition. Equicap will seek shareholder approval of the Acquisition by way of a written consent.

Equicap appointed Bolder Investment Partners, Ltd. (the "Agent") as its sole and exclusive agent in respect of the offering. Equicap will pay a commission to the Agent equal to 7.5% of the price of each unit sold under the offering. The Agent will also receive non-transferable share purchase warrants (the "Agent's Warrants") equal to 20% of the number of units sold under the offering. Each Agent Warrant will entitle the Agent to subscribe for one common share at $0.50 for a period of one year from the offering day.

The Agent will also receive a corporate finance fee of $10,000, plus G.S.T. and 145,000 common shares and will be reimbursed for its expenses incurred in connection with the offering including legal fees and other out of pocket expenses.

Equicap has entered into a Sponsorship Agreement pursuant to which the Agent has been engaged to serve as the sponsor with respect to the COB. For the sponsorship, Equicap will pay $15,000 plus GST to the Agent.

The closing of the Acquisition is subject to the satisfactory completion by December 15, 2004 of due diligence, the receipt of all necessary regulatory approvals, the successful completion of this Financing, the issuance of the Options and the appointment of one person nominated by Zecotek to the board of the Equicap.

In addition, Equicap will pay a finder's fee to Ledross Properties Ltd. in consideration of their introducing Zecotek to Equicap and arranging the acquisition of certain assets of Zecotek. Equicap will issue to Ledross Properties 202,000 common shares of Equicap at a deemed price of $0.50 per common share.

Equicap will also issue 140,000 common shares to Ledross Properties at a deemed price of $0.50 per share pursuant to an assignment agreement under which Equicap acquired the rights to Zecotek technologies. The issuance of these shares is subject to regulatory approval.

Zecotek is a private Canadian research and development company. Its head office and registered office is located at Unit 210, 2386 East Mall, University of British Columbia, Vancouver, BC, V6T 1Z3. It authors, creates and develops technologies from within its laboratories in Canada and Russia. Zecotek focuses on four main technology areas: compact biomedical laser devices, new materials, photonic displays and alternative energies. Its commercialization strategy is through sub-contract manufacturing and licensing. Zecotek currently leases space at the University of British Columbia. The rent is $1,800 per month over a 12 month term. It has seven employees. The principals of Zecotek are Dr. A.F. Zerrouk, founder and majority shareholder who is the Chairman and Head of Science & Technology programs, and Michel P. Coderre, a Canadian lawyer and chartered accountant, who is President and Chief Executive Officer.

General Description of LFS and Uses

LFS is a crystal material which falls into a category of materials known as “scintillators”. These materials emit light when exposed to sources of radiation. Scintillation materials are used for imaging purposes, by assisting in the capture of high resolution images.

In general, a source of gamma radiation interacts with a scintillation material resulting in the emission of light that falls on a photo detector device. Through complex electronics, the light source is analyzed and transformed into an image of the molecular structure of the material. One of the better known types of detectors is a PET scanner, used for medical purposes to provide information about the body's chemistry, cell function and location of disease.

With detectors of this type used for human body imaging, an individual is injected with a radioactive substance (typically activated glucose), which results in the issuance of gamma ray emissions from the human body. As the individual moves through the ring of the PET scanner, these emissions are captured by the scintillation materials, which line the ring of the scanner. The gamma radiation is absorbed by the crystal, which converts the radiation into a picture that can be reviewed by doctors. Typically, a commercial full body PET scanner will contain 10,000 to 15,000 crystal pixels.

In oncology, PET provides early diagnoses, more accurate tumor detection, and better assessment of patient response to chemotherapy and radiation therapy compared with other imaging techniques (such as a CAT scan, MRI or ultrasound). PET scans can search the entire body for cancer in a single examination, more accurately revealing any spreading of the cancer as well as the primary site. It may also indicate whether a tumor is benign or malignant. Improved patient outcomes and reduced healthcare costs from the use of PET scans are driving market growth.

In cardiology, PET enables screening for suspected coronary artery disease, to assess flow rates and flow reserve and to distinguish good heart muscle from bad for bypass and transplant candidates.

In neurology, PET can be used for diagnosis and assessment of a number of neurological disorders including Alzheimer's, Parkinson's and Huntington's disease.

Scintillation materials such as LFS can be employed for other uses which include homeland security (port and harbour security for baggage and container screening), product analysis (detection of defective products such as bad food), radiation detection (health and security in workplace), drug testing on animals and geology and oil exploration. For all these uses, scintillation material is coupled with a detector to capture radiation emanating from the subject material.

Patent Status

In November 2003, a Russian patent application was filed in Moscow with a priority date of November 4, 2003. This led to the filing in March 2004 of a PCT application with a priority date of March 12, 2004, and, on July 29, 2004, to its US patent application (collectively, all such patent applications referred to as the "Patent Applications"). The Patent Applications attest to the novelty of LFS with regard to 21 claims.

In July 2004, Zecotek received a preliminary search report from the International Patent Office in Geneva confirming that all of the 21 claims were found to be novel and to have industrial application.

$50,000 of the proceeds from the Financing will be used for patent filings and expansion of the intellectual property.

Market potential

The market in the health sector encompasses (a) the combined PET-CT market which provides a unified PET scanner with computed tomography scans, (b) the stand alone PET market, and (c) the gamma camera market for specific body scans. Medical imaging industry analysts are predicting a rapid expansion of the US PET-CT market from 2004 to 2009. Worldwide sales of scintillation crystals were US$150 million in 2002 and are expected to reach US$800 million by 2008 (Frost & Sullivan, 2003). The customer base includes imaging centers, community hospitals, academic hospitals, mobile PET, government medical facilities and oncology centers.

Novel detector crystals have provided the greatest basis for technological change in the PET scanner market in recent years and are the key performance and cost drivers in PET scanners. In addition to image quality improvements and resolution and sensitivity gains, more sophisticated crystals also offer faster imaging times allowing facilities to scan more patients per day.

The sales potential of LFS will be a factor in the decisions of health institutions to purchase high tier detectors. Low tier products typically use a NaI (sodium orthosilicate) scintillation material, while mid-tier products tend to favor BGO (bismuth germinate) and high tier products presently consider LSO (lutetium orthosilicate) or LYSO (lutetium ytruium orthosilicate). The goal of Zecotek will be to displace the latter in mid to high end detectors with LFS.

Zecotek Risks

Zecotek has not yet confirmed outside manufacturing costs with contract manufacturers nor has it yet finalized manufacturing contracts for the LFS. Consequently, Zecotek has not verified its ability to grow LFS in bulk quantities and to sell the LFS at the targeted price. The cost and pricing assumptions presently used are based on Zecotek's own computed standard costs to grow the material. While Zecotek believes LFS can be grown in bulk and that these costs can be replicated by outside manufacturers (within an acceptable margin of error), this will only be confirmed in late November, 2004 once the manufacturers have completed their own due diligence and grown initial boules of LFS.

Zecotek has not yet received purchase orders from customers. Orders are expected to be possible only when the final customer price has been established. There can be no assurance that any orders will be made for LFS.

There can be no assurances that LFS will be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.  Zecotek has just begun to market LFS and has not generated any revenues.  Zecotek expects to spend a significant amount of capital to fund research, development and marketing of its LFS technology.  As a result, Zecotek expects that its operating expenses will increase significantly in the near term and, consequently, it will need to generate significant revenues to become profitable.  Zecotek cannot confirm when, if ever it will be profitable.

Zecotek has limited manufacturing, development and marketing experience.  In order to manufacture LFS in commercial quantities, Zecotek will need to contract with third party manufacturers. No assurance can be given that Zecotek will successfully negotiate such contracts or that Zecotek will be able to make the transition to commercial production of LFS.

Zecotek’s strategy is and has been to enter into various arrangements with corporate and academic collaborators for the research, development and manufacture of LFS.  There can be no assurance that Zecotek will be able to maintain their current collaborations or establish new collaborations on favourable terms, if at all, or that its current or future collaborative arrangements will be successful.

Zecotek depends highly upon its management and research staff and third party scientific consultants, the loss of whose services might impede the achievement of Zecotek’s business objectives.  In addition, the anticipated development of LFS will require additional expertise in research, clinical testing, manufacturing and marketing which is expected to increase Zecotek’s reliance on outside consultants and contractors. There can be no assurance that Zecotek will be able to attract and retain such personnel, consultants and contractors on acceptable terms.  The failure to retain such personnel, consultants or contractors or otherwise acquire the required expertise could adversely affect prospect for Zecotek’s success.

Zecotek has filed certain patent applications relating to LFS which have not been approved.  Final patent approval may take many years and there can be no assurance that final approval of the patents relating to LFS will ever be granted or that such applications will not be challenged or circumvented by competitors.  If patent approval is not granted, there can be no assurance that Zecotek will be able to protect its LFS technology against use by competitors, that competitors will not independently design products or processes similar to those of Zecotek.

While Zecotek believes that it will have adequate patent protection for its LFS technology when the patent applications are approved, there is no assurance that the patents will be sufficiently broad to protect Zecotek’s technology against use by competitors or that competitors will not independently design products or processes similar to those of Zecotek.  In order to conduct its business, Zecotek may need to divulge certain trade secrets and proprietary knowledge which it will seek to protect through confidentiality agreements with employees, consultants and other parties.  There can be no assurance that these agreements will not be breached, that Zecotek will have adequate remedies for any breach or that these trade secrets will not otherwise become known to or independently developed by competitors.

The commercial success of Zecotek may depend upon its products and services not infringing on any intellectual property rights of others. If Zecotek’s products infringe patents, trademarks or proprietary rights of others, Zecotek could, under certain circumstances, become liable for damages, which could have a material adverse effect on the business and operations of Zecotek.

Zecotek’s LFS product will compete with other established scintillation materials produced by larger, more established competitors, many of which have substantially greater financial, technical, manufacturing, distribution and marketing resources and name recognition than Zecotek. In addition, other companies may in the future develop high-performance scintillation materials which are more effective than LFS. There is can be no assurance that Zecotek will be able to compete successfully.

Management

Zecotek's senior management is Dr. A. Faouzi Zerrouk and Mr. Michel P. Coderre and both will be working full time with Photonics on the closing of the Acquisition Agreement. Dr. Zerrouk will act as Chairman and CEO and Michel Coderre will act as COO.

Dr. Zerrouk received his PhD in Theoretical Physics in 1987 from the University of Sussex, England. From 1987 to 1993, he held research and faculty positions at various centers, amongst them: the Clarendon Laboratory, University of Oxford, England, (Atomic & Laser physics); the Siberian Academy of Sciences (TOKAMAK and Laser fusion research); and the Institute of Thermal Processes, Moscow (high-power gas dynamic lasers). At the Institute of General Physics, Moscow, Dr. Zerrouk worked in the group of the Nobel Laureate Academician Aleksandr Mikharlovich Prokhorov where he co-developed RGB and UV micro-chipset lasers with large market applications. From 1989 to 1998, he established commercially driven private research and development laboratories in Russia in the fields of crystals and lasers, holography, 3D displays, new materials, nanostructures, optical networks and communication subsystems.

In 1989, Dr. Zerrouk established the first foreign partnered, private, business oriented photonics research lab in the Ex-Soviet Union in Novosibirsk, Siberia, and then duplicated the same model in three prestigious research institutes in Moscow. Acting as a technology transfer advisor to the Ministry of Science and Technology to the Russian federation during the transition period, he worked on research and development strategies for the new economy with prominent members of the Russian Academy of Science. In this capacity, he coordinated many government projects in joint relations between Russia and other countries, including China, Germany, USA, Saudi Arabia and Egypt.

Dr. Zerrouk will be paid $10,000 per month and will establish the overall strategy of the Company and spearhead business and product development.

Michel P. Coderre is a Canadian lawyer (1985) and Chartered Accountant (1981) and is a member of the Bars of Ontario and Quebec. From 1985 to 1988, he acted as Assistant Departmental Secretary to the federal Department of Finance, working as a special assistant to the Deputy Minister of Finance. In 1988, he jointed the law firm Stikeman, Elliott in Montreal, where he worked until 1996 in corporate and tax matters. After leading his own law firm from 1996 to 1998, he joined the international (New-York based) law firm Coudert Brothers in 1998, where he became Managing Partner of the Montreal office in 2001.

During his years of practicing law, Mr. Coderre served many national and international corporations in regard to corporate, technology and tax matters and acted as an advisor to the Canadian government and to the House of Commons Finance Committee.

Mr. Coderre will be an independent contractor in the role of COO for $10,000 per month. Mr. Coderre will serve in this function as support to Dr. Zerrouk and in business development until the manufacturing and distribution agreement is in place and the LFS is established with commercial orders and relationships.

In July 2002, Dr. Zerrouk and Mr. Coderre joined forces to form Zecotek, where Dr. Zerrouk has served as Chairman, President and Head of Research Programs, and Michel Coderre serves as President and CEO.

D. Property, Plants and Equipment

The Company has an office at Suite 2250-1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3. No rent is paid for the office space.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Critical Accounting Policy Disclosure

This section contains forward-looking statements involving risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors. The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) included under Item 17 in this annual report. There are no differences between Canadian and U.S. GAAP with respect to the consolidated balance sheets, consolidated statements of operations and deficit and consolidated statement of cash flows items.

Comprehensive Income

Statement of Financial Accounting Standards Board No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources. The Company did not have any other comprehensive income.

Financial Instruments

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (“SFAS 133”) was issued in June 1998 by the Statement of Financial Accounting Standards Board. SFAS 133 establishes new accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge.  Those methods must be consistent with the entity’s approach to managing risk. SFAS 133 is effective for all fiscal years beginning after June 15, 2000. The Company had no derivative financial instruments in place at July 31, 2004, 2003 and 2002.

Net Income (Loss) Per share

U.S. GAAP requires the inclusion of stock options, warrants and certain convertible securities in the calculation of diluted earnings (loss) per share amount using the treasury stock method. The treasury stock method requires the inclusion of the options as if they were exercised at the later of the beginning of the year or the date granted and as if the funds were used to purchase the Company’s own stock. As the effect of common shares issuable upon the exercise of stock options, warrants and convertible securities is anti-dilutive, basic and diluted earnings (loss) per share under U.S. GAAP would be the same.

Stock Option Compensation

The Company has been granting stock options to directors, officers and employees from 1999 onwards. All options granted were vested immediately or over three (3) years and will expire over a period of five years.  There were no stock options granted in fiscal year 2004 and 2003 and there are no stock options outstanding.

A summary of the employee stock option information:

		Weighted
		average
		exercise
	Shares	price

Options outstanding at July 31, 2003 and 2002	67,022	$ 1.14

Exercised	(50,000)	(0.15)
Expired	(17,022)	(1.74)
Options outstanding at July 31, 2004	-	$ -

The Company accounts for its stock-based compensation plan in accordance with Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, under which no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock. The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-based Compensation.   Accordingly, the Company is required to calculate and present the pro-forma effect of all awards granted.  For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%; dividend yield 0%; volatility of 112%; and five (5) years of expected lives. The weighted average fair value of options granted in 2002 is $0.12.

Change in Accounting Policies

Effective August 1, 2003, the Company adopted the revised standard for the accounting of Stock-Based Compensation and Other Stock-Based Payments, as recommended by the Canadian Institute of Chartered Accountants. Under the revised standard, all stock option awards granted to employees and directors of the Company require the application of the fair value method. As permitted by the revised standard, the Company has elected the prospective application method, which allows the fair value method to be applied to awards granted, modified or settled on or after August 1, 2003 to employees and directors.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares, and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock.

For stock option awards granted to other than employees and directors and all direct awards of shares, the Company continues to apply the fair value method.

New Accounting Pronouncements

In December 2003, the FASB issued SFAS No. 132(R), a revision to SFAS No. 132, “Employers’ Disclosure about Pensions and Other Post-Retirement Benefits.” SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The adoption of SFAS 132(R) does not have an impact on the Company’s financial position or results of operations.

In December 2003, the American Institute of Certified Public Accountants and Securities and Exchange Commission (“SEC”) expressed the opinion that rate-lock commitments represent written put options, and therefore be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004. Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No 105. SAB No. 105 clarifies the SEC’s position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. SAB No 105 is effective for loan commitments entered into on or after April 1, 2004. The adoption of SAB No. 105 does not have an impact on the Company’s consolidated financial statements.

B. Operating Results

Results of Operations for the Year Ended July 31, 2004 Compared to July 31, 2003

Equicap had a consolidated net loss form operations for the three and twelve months ended July 2004 of $32,391 and $84,045 compared to $10,065 and $80,280 for the three and twelve months ended July 2003.

Equicap had a net loss for the three and twelve months ended July 2004 of $25,270 and $72,792 compared to $14,226 and $70,019 for the three and twelve months ended July 2003. The increase during the fourth quarter 2004 is due to additional legal fees (2004 - $10,582 compared to 2003 – $513) generated by work done in regard to the acquisition of certain assets from Zecotek. However, the net losses for both years are on par. An analysis of the various expenses for the 12 months ended July 2004 compared to July 2003 is as follows:

Accounting expenses were $9,120 (2003 – $10,080)

Administrative expenses were $5,317 (2003 –$6,259)

Filing fees were $18,545 (2003 - $23,737) as the cost of certain filings was reduced by the TSXV.

Interest expense was $174 (2003 - $6,864) as the Company paid off its outstanding loan early in fiscal 2004.

Legal fees were $12,746 (2003 – $7,262) as the Company was working on the acquisition.

Salaries and wages were $26,890 (2003 - $15,817) due to additional hours spent regarding the acquisition.

DJscene had a loss for the twelve months ended July 2004 of $9,676 compared to $17,751 for the twelve months ended July 2003. This decrease is the result of halting operations in September 2003 and paying no hosting fees for 2004 (2003 - $11,389). There were no costs incurred with the halting of operations of DJscene. Future expenses, primarily banking charges, are determined to be minimal. The company has not realized any revenues.

OnlineConsortium.com, Inc. and FilmIndustry remain inactive and as a result, expenses for the period are minimal. The companies reported a combined net loss of $1,578 for the year compared to $3,015 for same period ended 2003. The expenses are for general office expenses. FilmIndustry has not realized any income.

Significant Events

After continuing to work on the DJscene website for the last year without compensation because of the shortage of working capital, Justin Leigh, President of DJscene, determined that he was unable to continue. As the website would no longer be updated, Equicap decided to take down the DJscene website. Accordingly, in September 2003, operation of the site was halted and it is unlikely Equicap will be able to obtain the funding needed to re-implement the site. There were no direct costs and there will be no future costs associated with the discontinuance of operations of this subsidiary.

On November 6, 2003, Equicap completed a non-brokered private placement consisting of 200,000 units at a price of $0.26 per unit and received $52,000 to be used for general working capital. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share for a period of two years at an exercise price of $0.34 per share.

On November 6, 2003, 115,000 warrants were issued at $0.22 per share for proceeds to Equicap of $25,300 to be used for general working capital.

On November 6, 2003, 50,000 options were exercised at $0.15 per share for proceeds to Equicap of $7,500 to be used for general working capital.

On December 18, 2003, Equicap held its Annual General Meeting. At that time Grant Macdonald, Shirley Kancs and Dean Claridge were elected Directors for a term of one year. Subsequently, Mr. Macdonald was appointed President and Ms. Kancs was appointed Secretary. Shareholder approval was sought and granted to amend the investment strategy of Equicap to include a broader range of potential investment opportunities and to select those which management believes will yield the best overall results. These opportunities will be in a wide variety of industries and sectors, but can all be classified as “venture capital” opportunities. Equicap had focused on investment in technology companies and internet startups. The investment strategy will now be to choose from a wider variety of opportunities, making investments where warranted at the determination of management.

Subsequent Events

On August 10, 2004 Equicap completed a non-brokered private placement consisting of 200,000 Units at a price of $0.50 per unit and received $100,000 to be used for general working capital. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share for a period of one year at an exercise price of $0.50 per share.

In August, 2004 the Company entered into an Asset Purchase Agreement with Zecotek to acquire certain assets of Zecotek which consist of intellectual property and know-how, including an international patent application, associated with a new and proprietary scintillation crystal ("LFS") that is a key component in the design of whole body positron emission tomograph ("PET") scanners. The Asset Purchase Agreement was amended and restated on October 20, 2004.

Results of Operations for the Year Ended July 31, 2003 Compared to the Year Ended July 31, 2002

Equicap individually had a loss for the three months and twelve months ended July 2003 of $14,227 and $70,019 respectively, compared to $32,103 and $120,542 for the three and twelve months ended July 2002. The expenses for the twelve month period to July 2003 were reduced by $50,523 compared to the same period for 2002. This decrease comes from a reduction in accounting fees, rent and salaries over last year due to continued cutbacks caused by the Company’s ongoing budgetary concerns.

O-Tooz reached a settlement by way of signed conditional releases with two of its outstanding creditors whereby the two creditors received a combined payment of $10,375 and forgave the remaining amount owing them of $10,505. The remainder of the accounts payable of $39,271 is reported on the Balance Sheet under “discontinued operations”.

DJscene had a loss for the three and twelve months ended July 2003 of $4,222 and $17,751 respectively compared to $15,122 and $59,731 for the three and twelve months ended July 2002. These decreases are the result of continued scaling back of operations of DJscene in light of the Company’s working capital deficiency. No consulting fees were paid in 2003 compared with $18,800 paid in 2002. Wages were reduced from $26,371 for 2002 to nil for 2003. Justin Leigh continues to serve as President of DJscene and to work on its website without compensation. All additional expenses were reduced in 2003 with the exception of hosting fees which were $11,389 for 2003 compared to $4,307 for 2002. Hosting fees represent the cost of maintaining the servers and networks that the website is hosted on as well as bandwidth costs associated with the operation of the website. The company has not realized any revenues.

The Company’s US subsidiaries, Online and FilmIndustry remain inactive pending an infusion of operating capital and as a result of this continued inactivity, expenses for the period remain minimal. The companies reported a combined net loss of $3,015 for the twelve month period ended July 31, 2003 compared to $7,572 for same period ended 2002. The expenses are for general office expenses consisting of accounting and legal fees and bank charges and amortization. FilmIndustry has not realized any income.

The Company had a consolidated net loss from operations for the three and twelve months ended July 2003 of $10,065 and $80,280 respectively compared to $51,070 and $231,532 for the three and twelve months ended July 2002.  The decrease in losses in 2003 is due to continued inactivity in FilmIndustry, seriously scaling back expenses in DJscene, reduced corporate expenses and the forgiveness of a portion of O-Tooz’s outstanding accounts payable.

Significant Events

The Company held its Annual General Meeting on December 10, 2002 and Grant Macdonald, Shirley Kancs and Dean Claridge were elected Directors. Subsequently, Mr. Macdonald was appointed President and Ms. Kancs was appointed Secretary. Shareholder approval was sought and granted to change the name of the Company if required. Shareholder approval was also sought and granted to convert 218,751 of the Company’s escrowed shares from a performance based to a time-based formula. Regulatory approval was received on January 7, 2003. These shares are now being released over a 72 month period.

On December 13, 2002 the Company received regulatory approval for a Debt Settlement Arrangement. The Company issued 2,412,300 shares at $0.15 per share in exchange for the settlement of three outstanding debts totaling $365,845, the largest amount being the loan owed to Brett Holdings Ltd. in the amount of $355,620.

On January 10, 2003 regulatory acceptance was received for a Non-Brokered Private Placement of 165,000 Units at a price of $0.20 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share at a price of $0.22 per share for a one year period. Proceeds to date from the Private Placement totaling $44,000 were used for general operating expenses. At July 31, 2003 the Company had 5,786,834 issued common shares.

On August 28, 2002 the Company filed a Form 10-12g application for registration with the Security Exchange Commission as a foreign issuer. Acceptance was received on January 7, 2003 and on April 7, 2003 the Company’s shares were called to trade on the Bulletin Board of the NASDAQ under the symbol “ONNCF”. Its shares continued to trade on the TSX Venture Exchange under the symbol “ONN”.

The Company subsequently received regulatory approval to proceed with the name change and effective July 11, 2003 the name was changed to Equicap Financial Corp. Its new trading symbol on the TSX Venture Exchange is “EQF” and on the NASDAQ Bulletin Board is “EQFCF”. The new CUSIP number is 29441N 10 5. There was no consolidation of capital.

Subsequent Events

After continuing to work on the DJscene website for the last year without compensation due to the shortage of working capital, Justin Leigh determined that he is unable to continue. As the website needs to be constantly updated to be current and viable, the Company decided it had no choice but to take down the DJscene website. Accordingly, in September 2003, operation of the site was halted and unless there is a significant shift in the market place regarding internet based business, it is unlikely the Company will be able to obtain the funding needed to re-implement the site.

Year Ended July 31, 2002 compared to July 31, 2001

At year ended of July 31, 2002, Equicap had a total consolidated net loss of $231,531 compared to a net loss of $1,042,543 for the previous fiscal year, a decrease in losses of $811,012.

Its subsidiaries, Online and Film remain inactive pending an infusion of operating capital and as a result of this operating inactivity, expenses for this period have been insignificant compared to the same period for the prior fiscal year. The companies reported a combined net loss of $7,571 for the year ended July 31, 2002 compared to $471,929 for the year ended July 31, 2001. The expenses for the July 31, 2002 fiscal year were primarily for accounting fees in the amount of $4,138 and $3,434 for miscellaneous office expenses. The expenses for the year ended July 31, 2001 were made up of $7,541 for accounting, $19,381 for advertising and marketing, $144,223 for consulting, $9,375 for database maintenance, $9,079 for hosting fees, $12,159 for legal fees, $34,898 for news feeds, $21,000 for rent and $8,843 for general office expenses. The remaining amount of $205,431 was the result of writing-off the Film software license and database asset as its revenue generating potential was determined to be limited.

DJscene reported a net loss of $59,731 for the year ended July 31, 2002 compared to a loss of $298,734 for the year ended July 31, 2001. This decrease in losses is a result of scaling back operations of DJscene in light of Equicap's working capital deficiency. Accounting and legal fees were $809 for the July 31, 2002 year compared to $11,982 for the period ended July 31, 2001. Advertising and marketing expense was $3,060 for the year ended July 2002 compared to $17,977 for the year ended July 2001. Consulting fees were $18,800 for the July 31, 2002 fiscal year compared to $77,626 for the prior fiscal year. $4,307 was paid for hosting fees for the year ended July 2002 compared to $68,094 for the year ended July 2001. Hosting fees represent the cost involved in maintaining the servers and networks that the websites are hosted on. Also included in these fees are the bandwidth costs associated with the operation of the websites. These fees are paid to the Internet Service Provider (ISP) that maintains the hosting facilities where the servers are located. No database maintenance was paid during the July 31, 2002 year compared to $14,062 for the prior year. $26,371 was paid in wages for the year compared to $89,668 for the year ended July 2001. There were no travel expenses during the July 31, 2002 fiscal year compared to $8,697 for the prior year. General operating expenses were $6,384 for the year ended July 2002 compared to $10,628 for the year ended July 2001.

Equicap had an unconsolidated loss for the year ended July 2002 of $120,542 compared to $155,285 for year ended July 2001. Equicap received no interest income during the July 31, 2002 fiscal year compared to $21,953 received in the prior year on share proceeds held in a GIC. Accounting fees were $21,109 for the year ended July 2002 compared to $10,150 for the year ended July 2001. The additional expense was incurred as a result of re-classifiying O-Tooz as a discontinued operation on all accounting documents. There were no consulting fees during the July 31, 2002 fiscal year compared to $23,550 for the prior fiscal year. Filing fees were $18,737 for the year ended July 2002 compared to $13,660 for the year ended July 2001, the increase due to extra fees incurred as a result of a share consolidation during the third fiscal quarter. Legal fees were $8,775 for the year ended July 2002 compared to $16,466 for the year ended July 2001 as no stock was sold during this fiscal year. Rent expenses were $23,192 for the year ended July 2002 compared to $37,919 for the year ended July 2001 as the number of offices required was reduced. Payroll expenses were $25,947 for the year ended July 2002 compared to $59,824 for the year ended July 2001. This decrease was due to the resignation of Ron Froh as President. Mr Froh was replaced by D. Grant Macdonald who agreed to serve as President without compensation. Interest expense during the July 31, 2002 fiscal year was $11,772 compared to $828 for the prior fiscal year. This is interest paid to a related party on a promissory note in the amount of $306,980. General and administrative expenses were $11,010 for the year ended July 2002 compared to $14,841 for the year ended July 2001.

Both corporate locations of O-Tooz were closed during the first quarter of fiscal 2002 due to increasing operational losses. As operations for this company have been discontinued, the Consolidated Statement of Operations and Deficit has been adjusted to reflect this change. O-Tooz income and expense amounts have been removed from all totals and are now recorded as a single line item for both the July 2002 fiscal year and the prior year ended July 2001. The discontinued operations of O-Tooz resulted in a loss of $43,687 for the year ended July 2002 compared to a loss of $116,595 the year ended July 2001. These periods are not comparable as the figures for 2002 reflect operations for one and a half months compared to a full twelve month period for 2001.

In the consolidation of all companies, there was a net loss of $231,531 for the year ended July 2002 compared to a consolidated net loss of $1,042,543 for the year ended July 2001, a decrease in losses of $811,012. This decrease is made up of $72,908 from the closure of O-Tooz, a reduction of $464,358 due to inactivity in Film, $239,003 from scaling back expenses in DJscene and $34,743 from reduced corporate expenses. There was no interest income for the twelve months ended July 2002 compared to $21,953 for the twelve months ended July 2001. Accounting and legal fees for the twelve months ended July 2002 were $35,704 compared to $58,298 for the twelve months ended July 2001. Advertising, marketing and travel expenses were $4,661 compared to $49,537 for the twelve months ended July 2001. Consulting and database maintenance was $18,800 for the twelve months ended July 2002 compared to $268,836 for the twelve months ended July 2001. Filing fees were $19,504 for the year ended July 2002 compared to $13,660 for the year ended July 2001. Hosting fees were $4,643 for the July 2002 fiscal year compared to $77,173 for the prior year. Interest expenses were $12,121 for year ended July 2002 compared to $906 for the year ended July 2001. There was no payment for news feeds for the July 2002 fiscal year compared to $34,898 for the year ended July 2001. Rent expenses for the twelve months ended July 2002 were $23,617 compared to $62,132 for the twelve months ended July 2001. Wages and benefits were $52,318 for the year ended July 2002 compared to $149,906 for the year ended July 2001. General and administrative expenses consisting of amortization, bank charges, interest, telephone and utilities and general office expenses were $16,477 for the year ended July 2002 compared to $27,124 for the year ended July 2001. The discontinued operations of O-Tooz were $43,687 for the year ended July 2002 compared to $116,595 for the year ended July 2001. The Film software license and database asset of $205,431 was written-off in fiscal 2001 as its revenue generating potential was determined to be limited.

Significant Events

Although both O-Tooz corporate locations were closed by September 7, 2001, the expiry dates of the leases for the Royal Centre and Pacific Centre locations were November 30, 2001 and November 30, 2003 respectively. O-Tooz was in default of both lease agreements and unable at that time to determine with any certainty the outcome of the defaults. As at July 31, 2002, the amount still outstanding on the Royal Centre lease was $8,915. As at July 31, 2002, the exposure on the Pacific Centre lease for the remaining term is approximately $297,000. Neither lease was guaranteed by Equicap and remains solely the responsibility of its subsidiary, O-Tooz. The O-Tooz accounts payable amount of $60,151, exclusive of the rents, was still outstanding at July 31, 2002 and is also the sole responsibility of O-Tooz.

On February 21, 2002, Equicap completed a share consolidation on the basis of three old for one new share. The authorized capital of Equicap was reduced from 100,000,000 common shares without par value to 33,333,333 common shares without par value. The number of issued and outstanding common shares changed from 9,478,604 to 3,159,534. All share prices and share amounts have been adjusted to reflect this share consolidation.

In March 2002, DJscene entered a new strategic partnership with Vancouver based technology developers, Masterhouse Media Inc. Masterhouse has provided DJscene with a new technology platform and as a result of this relationship, DJscene launched DJscene.com 2.0.

C. Liquidity and Capital Resources

Equicap has suffered recurring losses from operations and currently does not have any revenue producing assets. Its ability to conduct operations is dependent upon many factors, including the ability of the Company to complete the Financing. In the interim, operating loans have been received as needed from Brett Holdings Ltd., a company controlled by D. Grant Macdonald, President and a director of the Company, but Brett Holdings is under no commitment to continue to fund the existing overhead. At July 31, 2004 the Company had no loans owing to Brett Holdings (2003 - $3,902).

As part of the Acquisition, Equicap will raise $1,500,000 which will result in net proceeds of $1,387,500. Equicap plans to use its working capital and the net proceeds of the Financing, an aggregate of $1,351,114, as follows:

(i)

Estimated costs of the Offering

  $75,000

(ii)

Filing Fees

  $35,000

(iii)

Research and development for the LFS scintillation crystals

Components and parts

$126,000

Project Management

$100,000

Scientist Salaries

$216,000

Manufacturing Set Up

$  80,000

Marketing materials

$  80,000

Legal, patent filings, expansion

   of intellectual property

$  50,000

Travel

 $  20,000

  $672,000

(iv)

General and Administrative

Computer Equipment

  $  25,000

Rent

  $  84,000

Senior Management Salaries

  $240,000

Other

  $  19,000

   $368,000

(v)

Repaying Bridge Loan

   $  75,000

(vi)

General working capital

   $126,114

Total

$ 1,351,114

Year Ended July 31, 2004 compared to July 31, 2003

At the year ended July 2004 the Company had a consolidated cash position of $28,754 and a working capital deficiency of $30,473 compared to a consolidated cash position of $677 and a working capital deficiency of $74,337 at the year ended July 31, 2003. During the year ended July 2004, financing of $25,300 was raised through the exercise of 115,000 warrants and $52,000 was raised through the issuance of 200,000 common shares as part of a private placement consisting of 200,000 units at $0.26 for each common share and $0.34 for each share purchase warrant. An additional $7,500 was raised from the exercise of 50,000 options at $0.15 per share. These funds were used for general operating expenses.

On August 10, 2004 the Company completed a non-brokered private placement consisting of 200,000 Units at a price of $0.50 per Unit and received $100,000 to be used for general working capital. Each Unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share for a period of one year at an exercise price of $0.50 per share.

At October 31, 2004 the Company had a consolidated cash position of $3,206 and a working capital deficiency of $77,569 compared to a consolidated cash position of $523 and a working capital deficiency of $81,771 at October 2003.

Year Ended July 31, 2003 compared to July 31, 2002

At July 31, 2003 Equicap had a consolidated cash position of $677 and a working capital deficiency of $74,337. Equicap completed a private placement in January 2003, resulting in the issuance of 165,000 shares of Equicap for proceeds of $33,000. In March 2003, 50,000 warrants were exercised for additional proceeds of $11,000. Equicap has suffered recurring losses from operations and its ability to continue as a going concern is dependent upon many factors, including the ability of Equicap to obtain financing to fund working capital requirements, the degree of competition encountered and general economic conditions. Additional financing is required to develop and market the products and services of its subsidiaries. Management’s plan in this regard is to raise equity financing. In the interim, operating loans have been received as needed from Brett Holdings Ltd., but Brett Holdings is under no commitment to continue to fund the existing overhead. Equicap’s continuance is dependent upon its ability to obtain additional financing to cover its operating expenses.

Year Ended July 31, 2002 compared to July 31, 2001

At the year ended July 2002, Equicap had a consolidated cash position of $2,158 and a working capital deficiency of $405,013 compared to a cash position of $1,626 and a working capital deficiency of $174,077 at the year ended July 31, 2001. During the year ended July 2000, total financing of approximately $1.5 million was raised through a combination of private placements, short form offerings, and stock options and warrants being exercised. However, Equicap still had an ongoing working capital deficiency. Equicap has suffered recurring losses from operations and its ability to continue as a going concern is dependent upon its ability to obtain additional financing to cover its operating expenses. In the interim, operating loans have been made as needed by Brett Holdings. At July 31, 2002, Equicap had an outstanding loan in the amount of $306,980 compared to $64,028 at July 2001.

Equicap used $218,571 in cash flow from operating activities for the year 2002 compared to using $661,467 for 2001. The net loss for 2002 of $231,531 compared to the loss in 2001 of $1,042,543 decreased by $811,012 and the use of cash by operating activities decreased $442,896. This decrease is principally due to the non cash write-off of $205,431 in 2001 for software license and database costs, an decrease in 2002 in accounts payable and accrued liabilities by $80,491 and a decrease in the loss of discontinued operations by $72,908. Cash generated or used in operating activities principally reflects the loss from operations and the related changes in working capital components.

Financing activities in 2002 consisted of the receipt of $242,952 from promissory note proceeds, compared to $64,028 in 2001.

D. Research and Development, Patents and Licenses, etc.

Not applicable

E. Trend Information

The Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

F. Off-Balance Sheet Arrangements

As part of the Company’s ongoing business, it does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities or SPE, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of July 31, 2004, the Company was not involved in any unconsolidated SPE transactions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The members of the board of directors and senior officers of the Company including a brief biography of each are as follows:

D. Grant Macdonald has been a Director of the Company since August 1998 and President since September 2001. He has been Director, President and Treasurer of Online.com since November 1999. He has been Vice President and Treasurer of FilmIndustry since July 2001. Mr. Macdonald has been a Senior Vice President of Canaccord Capital Corporation since November 1998. He has also been the President and Chief Executive Officer of D. Grant Macdonald Capital Corp. since September 1993, and Chairman of Hybridge Investment Management Inc. since June 1997.

Dean G. Claridge has been a Director of the Company since October 2001. He has been a self-employed financial consultant since June 1992 and is currently undertaking such services as Armada Ventures Inc. which he incorporated in June 1999. He assists private emerging growth companies in structuring and attaining financing by acting as a liaison between such companies and the brokerage community.

Shirley Kancs has been a director of the Company since December 2000 and Corporate Secretary and accountant for the Company since 1998. She has been Corporate Secretary for DJscene since December 2001. In addition, Ms. Kancs has been the accountant for Hybridge Investment Management since 1998 and Corporate Secretary since July 1999. She has been the accountant for Macdonald Capital since 1994 and Corporate Secretary since January 1998.

Currently the directors do not receive any fees or remuneration for being directors of Equicap, but will be reimbursed for actual and reasonable out of pocket expenses incurred for attending board and committee meetings. Directors are eligible to receive stock options granted by the board.

The Company does not have an executive committee at this time.

B. Compensation

The following table contains a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compen-sation ($)
D. Grant Macdonald CEO, President and Director	2003 2002 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

“SAR” or “stock appreciation right” means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

“LTIP” or “long term incentive plan” means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

C. Board Practices

The Board of Directors presently consists of three directors. Each director was re-elected at the Company’s annual general meeting on December 18, 2003. Directors are elected for a term of one year, from annual meeting to annual meeting, or until an earlier resignation, death or removal. Each officer serves at the discretion of the board or until an earlier resignation or death. There are no family relationships among any of our directors or officers. British Columbia corporate law requires that we have an audit committee of at least three directors and the majority must not be officers, employees or affiliates. Equicap is presently evaluating prospective board members and anticipates being in compliance with this provision of British Columbia corporate law in the near future.

Currently our directors do not receive any fees or remuneration for being directors of Equicap, but will be reimbursed for actual and reasonable out of pocket expenses incurred for attending board and committee meetings. Directors are eligible to receive stock options granted by our board.

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company currently has one employee, a director, who handles the bookkeeping and is paid on an hourly basis.

F. Share Ownership

There were no issued or outstanding stock options at July 31, 2004.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of July 31, 2004, he following table sets forth the beneficial ownership of the Company’s common shares by each person known by the Corporation to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually. CDS & Company, Toronto, Ontario, is a brokerage clearing house that at August 27, 2004 owned 3,422,462 (53.88%) of common shares of the Company on behalf of beneficial owners. The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class
Common Shares	D. Grant Macdonald (2)	3,355,950(1)	52.83%

(1)

Of these shares, 185,940 are held in escrow, and 2,982,133 are held by companies controlled by Mr. Macdonald.

 (2)

D. Grant Macdonald was an outside director of O-Tooz Energie Group Inc. which filed a proposal under the Bankruptcy and Insolvency Act on February 18, 1997. The Order Approving Proposal was approved on April 10, 1997.

As of July 31, 2004, there were 110 shareholders of record holding a total of 6,351,841 common shares of the Company.

To the best of the company’s knowledge, it is not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly.

As of July 31, 2004, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 3,601,949 shares, representing 56.7%. Equicap does not have an executive committee of directors.

B. Related Party Transactions

On October 1, 1999 Equicap’s wholly owned subsidiary, Online Consortium.com acquired a 100% interest in FilmIndustry.com, Inc., a U.S. based company, incorporated pursuant to the Washington Business Corporation Act. Online purchased all the issued and outstanding shares of FilmIndustry from Murray G. Macdonald, a relative of a director of the Company, for the sum of $25,000 and the issuance of 166,666 common shares of Equicap which are held in escrow and released in blocks semi-annually over a six year period. At the date of this annual report, 50,001 shares are still being held in escrow.

At the year ended July 31, 2003, to help finance its operations the Company had borrowed by way of a promissory note $3,902 from Brett Holdings Ltd., a company controlled by D. Grant Macdonald, President and a director of Equicap. The promissory note was due on demand and bore interest at the annual prime rate plus 2%. Proceeds from the issuance of shares in November 2003 were used to repay the loan and the interest. At July 31, 2004 there were no outstanding loans owing to Brett Holdings Ltd. However, to help finance its operations until the Financing is completed, in November 2004 the Company borrowed $5,000 from Brett Holdings.

In addition, the Company paid wages and benefits to a director of the Company for bookkeeping services for the year in the amount of $26,890 (2003 - $15,817).

A director of the Company advanced $50,000 of the $200,000 Zecotek debt that will be repaid by the issuance of shares of Equicap.

The transactions above have occurred in the normal course of operations and in management’s opinion undertaken with the same terms and conditions as transactions with unrelated parties.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto are the consolidated financial statements of the Company for the years ended July 31, 2004, 2003 and 2002 audited by Ellis Foster, Chartered Accountants. The consolidated financial statements including related notes are accompanied by the auditor’s report.

Legal Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. There are no legal proceedings to which the Company is a party, or to the best of the knowledge of the Company’s management are any legal proceedings contemplated.

Dividend Policy

The Company has not paid dividends in the past and it has no present intention of paying dividends on its shares as it anticipates that all available funds will be invested to finance the growth of its business. The terms of our current credit facility and British Columbia corporate law prohibits us from declaring and paying dividends.

B. Significant Changes

Since July 31, 2004 the date of the most recent financial statements, no significant changes have occurred.

ITEM 9. THE OFFERING AND LISTING

A. Offer and Listing Details

Previously the Company traded on the Vancouver Stock Exchange from April 1993 through March 1999 as Impact Travel Technology Inc. under the symbol "ITT.V". From March 1999 to February 2001 the Company traded as MCF Enterprises Inc. under the symbol "MCT.V". From February 2001 to February 2002 the Company traded on the Canadian Venture Exchange (“CDNX”) as Online Consortium Corp. under the symbol "OCM." In February 2002 the company traded on the CDNX (now the TSX Venture Exchange) under the symbol "ONN". The Shares are now trading on the TSX Venture Exchange under the trading symbol EQF. Over-the-counter market quotations such as the TSX reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

The following table sets out the market price range in Canadian dollars and the trading volume of the Shares on the TSXV for the periods indicated.

		High	Low	Volume
Year		($)	($)	(no. of shares)
2002	Third Quarter	0.27	0.21	375
	Fourth Quarter	0.21	0.18	5,714
2003	First Quarter	0.22	0.20	821
	Second Quarter	0.30	0.25	621
	Third Quarter	0.35	0.30	811
	Fourth Quarter	0.39	0.33	4,547
2004	First Quarter	0.48	0.44	629
	April 2004	0.45	0.44	428
	May 2004	0.44	0.40	675
	June 2004	0.43	0.40	481
	July 2004	0.50	0.40	12,063
	Aug 2004	0.51	0.46	2,889
	September 2004	0.80	0.50	5,696
	October 2004 - halted			0

On September 24, 2004, the day before the date of the announcement of the Change of Business, the closing price of the Company’s shares on the TSX Venture Exchange was $0.54 per share. Trading was halted on September 29, 2004 and the closing price of shares on the TSX Venture Exchange was $0.54 per share.

B. Markets

At the date of incorporation, the authorized capital of the Company was 20,000,000 common shares without par value (the “Shares”). The Company under went the following share splits and consolidations: September 1987, 2 new shares for 1 old share; May 1990, 2 new shares for 1 old; April 1993, 1 new share for 10 old; February 1999, 1 new share for 2 old. On February 21, 2002 Equicap received approval from the Canadian Venture Exchange for a reverse share split on a three-for-one basis. The authorized capital was reduced from 100,000,000 to 33,333,333 common shares without par value and the number of issued and outstanding common shares was reduced from 9,478,604 to 3,159,534. All share prices and share amounts in this annual report have been adjusted to reflect this reverse stock split.

On April 7, 2003 the Company was quoted to trade on the NASD OTC Bulletin Board under the symbol “ONNCF”. Effective July 11, 2003 the Company changed its name from Online Consortium Corp to Equicap Financial Corp. Its new trading symbol on the TSX Venture Exchange (EQF.V) and the NASD OTC Bulletin Board (EQFCF.PK).

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The authorized capital of the Company consists of 33,333,333 common shares without par value of which 6,351,841 common shares were issued and outstanding as of November 9, 2004. In August 2004, the Company completed a private placement consisting of 200,000 Units at a price of $0.50 per Unit. Pursuant to the Financing 3,000,000 shares will be issued and 2,400,000 shares will be issued to Zecotek on the closing of the COB. 145,000 shares will be issued to the Agent as a corporate finance fee and 400,000 shares will be issued to settle Zecotek debt. 202,000 shares will be issued as a Finder's Fee and 140,000 shares will be issued for the rights to acquire the Zecotek assets.

Number of Shares		Amount
Balance, July 31, 2002	3,159,534	$5,885,875
Pursuant to a debt settlement at $0.15 per share	2,412,300	361,845
Pursuant to a private placement at $0.20 per share	165,000	33,000
Pursuant to exercise of warrants at $0.22 per share	50,000	11,000
Balance, July 31, 2003	5,786,834	6,291,720
Pursuant to exercise of warrants at $0.22 per share	115,000	25,300
Pursuant to a private placement at $0.26 per share	200,007	52,000
Pursuant to exercise of options at $0.15 per share	50,000	7,500
Balance, July 31, 2004	6,151,841	$ 6,376,520

In November 2003, the Company closed a private placement consisting of 200,000 units at $0.26 per unit for total consideration of $52,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.34 per share for a period of two years from the date of grant. The Company applied the residual approach and allocated total proceeds of $52,000 to common shares and $nil to the attached warrants.

As at July 31, 2004, 235,941 of the shares issued are held in escrow; the release of which is subject to the approval of the regulatory authorities.

No stock options are outstanding as at July 31, 2004. The Company did not grant any stock options in 2004 and 2003.

At July 31, 2004, 200,000 warrants were outstanding at $0.34 per share which expire on November 6, 2005.  Each warrant entitles the holder to purchase one common share in the Company. In August 2004, an additional 200,000 warrants were outstanding at $0.50 per share which expire on August 9, 2005. Each warrant entitles the holder to purchase one common share in the Company.

B. Memorandum and Articles of Association

1. Objects and Purposes of the Company

The Articles of the Company places no restrictions upon the Company’s objects and purposes.

2. Directors

Under applicable Canadian law, the directors and officers of the Company, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to the best interest of the Company. The directors and officers must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

A director shall not be disqualified by reason of his office from contracting with the Company or a subsidiary thereof. Subject to the provisions of the Canada Business Corporation Act (the “Act”), a director shall not by reason only of his office be accountable to the Company or its shareholders for any profit or gain realized from a contract or transaction in which he has an interest. Such contract or transaction shall not be voidable by reason only of such interest, or by reason only of the presence of a director so interested at a meeting, or by reason only of his presence being counted in determining a quorum at a meeting of the directors at which such a contract or transaction is approved, provided that a declaration and disclosure of such interest shall have been made at the time and in the manner prescribed, and the director so interested shall have refrained from voting as a director on the resolution approving the contract or transaction (except as permitted by the Act) and such contract shall have been reasonable and fair to the Company and shall have been approved by the directors or shareholders of the Company as required by the Act.

The exact number of directors to form the board shall be determined from time to time by the directors of the Company entitled to vote at regular meetings, but shall never be less than one, or if the Company is or becomes a reporting, company, less than three. A quorum of the board shall be a majority of the board. No business shall be transacted at a meeting unless a quorum is present.

The board, may, without the authorization of the shareholders:

i)   borrow money upon the credit of the Company;

ii)  issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the

    Company;

iii) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

The borrowing powers of the directors can be varied by amending the By-Law of the Company.

There is no provision in the By-Law imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

A director need not be a shareholder to be qualified as a director.

3. Shares

The Articles of the Company provide that the Company is authorized to issue an unlimited number of shares designated as Common Shares. Each shareholder is entitled to receive notice of, and to attend and to vote at all meetings of the shareholders of the Company. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Company, the holders of the Common shares are also entitled to receive dividends if, as and when declared by the directors of the Company and are entitled to share equally in the remaining property of the Company upon liquidation, dissolution or winding-up of the Company.

4. Rights of Shareholders

Under the Act, shareholders of the Company are entitled to examine, during its usual business hours, the Company’s articles and by-laws, notices of directors and change of directors, any unanimous shareholder agreements, the minutes of meetings and resolutions of shareholders and the list of shareholders.

Shareholders of the Company may obtain a list of shareholders upon payment of a reasonable fee and sending an affidavit to the Company or its transfer agent stating, among other things, that the list of shareholders will not be used by any person except in connection with an effort to influence the voting of shareholders of the Company, an offer to acquire shares of the Company or any other matter relating to the affairs of the Company.

Under the Act, shareholders of the Company may apply to a court having jurisdiction directing an investigation to be made of the Company. If it appears to the court that the formation, business or affairs of the Company were conducted for fraudulent or unlawful purposes, or that the powers of the directors were exercised in a manner that is oppressive or unfairly disregards the interests of the shareholders, the court may order an investigation to be made of the Company.

To change the rights of holders of stock, where such rights are attached to an issued class or series of shares, requires the consent by a separate resolution of the holders of the class or series of shares, as the case may be, requiring a majority of 75% of the votes cast.

The Company is organized under the laws of British Columbia, Canada. The Company’s directors, officers and affiliates of the Company are residents of Canada and to the best of the Company’s knowledge, all or a substantial portion of their assets and all of the Company’s assets are located outside of the United States. As a result, it may be difficult for shareholders of the Company in the United States to effect service of process on the Company or these persons above within the United States, or to realize in the United States upon judgments rendered against the Company or such persons. Additionally, a shareholder of the Company should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

Laws in the United States and judgments of U.S. courts would generally be enforced by a court of Canada unless such laws or judgments are contrary to public policy in Canada, are or arise from foreign penal laws or laws that deal with taxation or the taking of property by foreign government and are not in compliance with applicable laws in Canada regarding the limitation of actions. Further, a judgment obtained in a U.S. court would generally be recognized by a court of Canada, except under the following examples:

·

the judgment was rendered in a U.S. court that had no jurisdiction according to applicable laws in Canada;

·

the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

·

the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure; and

·

a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a court of Canada or has been decided in a third country and the judgment meets the necessary conditions for recognition in a court of Canada.

6. Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the By-Law or other constituent document of the Company.

7. Change of Control of the Company

No provision of the Company’s articles of association, charter or By-Law would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

8. Ownership Threshold

The British Columbia Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities, must, within 10 days of becoming an “insider”, file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, control or direction over, securities of the reporting issuer. The British Columbia Securities Act also provides for the filing of a report by an “insider” of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days after the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 percent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities sand to each exchange where the securities are traded.

C. Material Contacts

Equicap has entered into an agreement in principle pursuant to which the Agent has been engaged to serve as the sponsor with respect to the COB. For the sponsorship, Equicap will pay $15,000 plus GST to the Agent.

The only agreements or contracts that Equicap has entered into within the past two years which may be reasonably regarded as being currently material are as follows:

1.

Amended and Restated Asset Purchase Agreement between Equicap, Photonics and Zecotek.

2.

Finders Fee Agreement between Equicap and Ledross Properties Ltd. dated July 6, 2004.

3.

Assignment Agreement between Equicap and Ledross Properties Ltd. dated July 5, 2004.

4.

Agency Offering Agreement among Equicap, Zecotek and the Agent dated November 17, 2004.

5.

Sponsorship Agreement between Equicap and the Agent dated November 17, 2004.

D. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to non-resident holders of our common stock, other than withholding tax requirements. See "Taxation" below.

There is no limitation imposed by Canadian law or by the articles or other charter documents on the right of a non-resident to hold or vote Common shares, other than as provided by the Investment Canada Act, as amended (the Investment Act”).

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is a "non-Canadian" as defined in the Investment Canada Act (a “non-Canadian”), unless, after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice which may be given at any time up to 30 days after the implementation of the investment.

An investment in Common Shares of the Company by a non-Canadian that is a “WTO investor” (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization , current members of which include the European Community, German, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, though a purchase of assets or voting interests, of the Company and the value of the assets of the Company equaled or exceeded $184 million, the threshold established for 1999, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

An investment in Common Shares of the Company by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets were $5.0 million or more, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment.

The Investment Act would not apply to certain transactions in relation to Common Shares of the Company, including:

(a)  an acquisition of Common Shares of the Company by any person if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

(b)  an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Act; and

©  an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests remains unchanged.

E. Taxation

Considerations for Canadian Holders

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a Security holders who deal at arm’s length  with the Company, who, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable tax treaty or convention, have not been an will not be resident or deemed to be resident in Canada at any time while they have held shares of the Company, to whom such shares are capital property, and to whom such shares are not “taxable Canadian property” ( as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

Generally, shares of the Company will be considered to be capital property to a holder thereof provided that the holder does not sue such shares in the course of carrying on a business or has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold shares of the Company as capital property for the purposes of the Canadian Tax Act.

Under the current provisions of the Canadian Tax Act, as modified by the Proposed Amendments (see below), one-half of capital gains (“taxable capital gains”) must be included in computing the income of a holder in the year of disposition. One-half of capital losses (“allowable capital losses”) may generally be deducted against taxable capital gains for the year of disposition subject to and in accordance with the provision of the Canadian Tax Act.

Allowable capital losses in excess of a holder’s taxable capital gains of a taxation year may generally be carried back three years and carried forward indefinitely for deduction against taxable gains realized in those years, to the extent and under circumstances permitted under the Canadian Tax Act.

This discussion takes into account specific proposals to amend the Canadian Tax act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such Proposed Amendments will be enacted in their present form No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all; however the Canadian federal income tax considerations generally applicable to security holders described herein will not be different in a material adverse way if the Proposed Amendments are not enacted.

Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

Generally, shares of the Company will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange), the holder does not use or hold, and is note deemed to use or hold, the shares of the Company in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arms’ length, have not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within five years preceding the particular time.

A holder of shares of the Company that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATION, THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES. NO OPION WAS REQUESTED BY THE COMPANY, OR IS PROVIED BY ITS LEAGAL COUNSEL AND/OR AUDITORS. ADDITIONALLY, THIS SUMMARY DOES NOT CONSIDER THE EFFECTS OF UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME TAX CONSEQUENCES.

ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

Considerations for U.S. Holders

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material Canadian federal income tax considerations generally applicable to a U.S. person who holds common stock and who, for the purposes of the Income Tax Act (Canada), or the "ITA", and the Canada-United States Income Tax Convention (1980), or the "Convention," as applicable and at all relevant times:

- is resident in the United States and not resident in Canada;

- holds the common stock as capital property;

- does not have a "permanent establishment" or "fixed base" in Canada, as defined in the Convention; and

- deals at arm's length with us. Special rules, which are not discussed below, may apply to "financial institutions", as defined in the ITA, and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

This discussion is based on the current provisions of the ITA and the Convention and on the regulations promulgated under the ITA, all specific proposals to amend the ITA or the regulations promulgated under the ITA announced by or on behalf of the Canadian Minister of Finance prior to the date of this Annual Report and the current published administrative practices of the Canada Customs and Revenue Agency, or the Agency. It does not otherwise take into account or anticipate any changes in law or administrative practice nor any income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the Canadian federal income tax consequences described in this document.

Under the ITA and the Convention, dividends paid or credited, or deemed to be paid or credited, on the common stock to a U.S. person who owns less than 10% of the voting shares will be subject to Canadian withholding tax at the rate of 15% of the gross amount of those dividends or deemed dividends. If a U.S. person is a corporation and owns 10% or more of the voting shares, the rate is reduced from 15% to 5%. As described above and subject to specified limitations, a U.S. person may be entitled to credit against U.S. federal income tax liability for the amount of tax withheld by Canada.

Under the Convention, dividends paid to specified religious, scientific, charitable and similar tax exempt organizations and specified organizations that are resident and exempt from tax in the United States and that have complied with specified administrative procedures are exempt from this Canadian withholding tax.

A capital gain realized by a U.S. person on a disposition or deemed disposition of the common stock will not be subject to tax under the ITA unless the common stock constitute taxable Canadian property within the meaning of the ITA at the time of the disposition or deemed disposition. In general, the common stock will not be "taxable Canadian property" to a U.S. person if they are listed on a prescribed stock exchange, which includes The Toronto Stock Exchange, unless, at any time within the five-year period immediately preceding the dispositions, the U.S. person, persons with whom the U.S. person did not deal at arm's length, or the U.S. person together with those persons, owned or had an interest in or a right to acquire more than 25% of any class or series of our shares.

If the common stock are taxable Canadian property to a U.S. person, any capital gain realized on a disposition or deemed disposition of those common stock will generally be exempt from tax under the ITA by virtue of the Convention if the value of the common stock at the time of the disposition or deemed disposition is not derived principally from real property, as defined by the Convention, situated in Canada. The determination as to whether Canadian tax would be applicable on a disposition or deemed disposition of the common stock must be made at the time of the disposition or deemed disposition.

Holders of Common Stock are urged to consult their own tax advisors to determine the particular tax consequences to them, including the application and effect of any state, local or foreign income and other tax laws, of the acquisition, ownership and disposition of Common Stock.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The information set forth below is a summary of the material U.S. federal income tax consequences of the ownership and disposition of common stock by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth deals only with U.S. Holders that will hold common stock as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, and who do not at any time own individually, nor are treated as owning 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks, tax-exempt entities, insurance companies, persons holding subordinate voting shares as part of a hedging or conversion transaction or as part of a "straddle," U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies and holders whose "functional currency" is not the U.S. dollar. This summary does not address estate and gift tax consequences or tax consequences under any foreign, state or local laws other than as provided in the section entitled "Canadian Federal Income Tax Considerations".

U.S. Holders

As used in this section, the term "U.S. Holder" includes a holder of shares of the Company who is:

- an individual citizen or resident of the United States;

- a corporation created or organized under the laws of the United States or any state thereof including the   District of Columbia;

- an estate the income of which is subject to United States federal income taxation regardless of its source;

- a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust; or

- a partnership to the extent the interests therein are owned by any of the persons described in clauses (a), (b), (c) or (d) above.

Holders of common stock who are not U.S. Holders, sometimes referred to as "Non-U.S. Holders", should also consult their own tax advisors, particularly as to the applicability of any tax treaty.

The following discussion is based upon the Internal Revenue Code, U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury regulations and the Canada/ U.S. Income Tax Treaty.

Any of the above is subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the U.S. Internal Revenue Service will not disagree with or challenge any of the conclusions we have reached and describe here.

HOLDERS OF COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE, LOCAL AND APPLICABLE FOREIGN TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON STOCK.

Distributions on Shares of the Company

Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a U.S. Holder exceeds such holder's allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his common shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the common shares. Then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

The gross amount of distributions paid in Canadian dollars, or any successor or other foreign currency, will be included in the income of such U.S. Holder in a dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars, or any successor or other foreign currency, are converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian dollars as distributions. If, instead, the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss. Any amounts recognized as dividends would generally constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. A U.S. Holder will have a basis in any Canadian dollars distributed equal to their dollar value on the payment date.

A Non-U.S. Holder of common stock generally will not be subject to U.S. federal income or withholding tax on dividends received on common stock unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld fro distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States Federal income tax liability that he U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of the Company

A U.S. Holder's initial tax basis in the common stock will generally be cost to the holder. A U.S. Holder's adjusted tax basis in the common stock will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading "Dividends." Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of common stock will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the common stock and the amount realized on the disposition. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

- the holder's holding period for the common stock, with a preferential rate available for common stock held for more than one year; and

- the holder's marginal tax rate for ordinary income.

Any gain realized will generally be treated as U.S. source gain and loss realized by a U.S. Holder generally also will be treated as from sources within the United States.

The ability of a U.S. Holder to utilize foreign taxes as a credit to offset U.S. taxes is subject to complex limitations and conditions. The consequences of the separate limitation calculation will depend upon the nature and sources of each U.S. Holder's income and the deductions allocable thereto. Alternatively, a U.S. Holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not subject to the same conditions and limitations applicable to foreign tax credits.

If a U.S. Holder receives any foreign currency on the sale of common stock, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of common stock and the date the sale proceeds are converted into U.S. dollars.

A Non-U.S. Holder of common stock generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such common stock unless:

- such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; or

- in the case of any gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the Unties States Federal income tax consequences resulting from the holding and disposition of shares of the Company:

Foreign Personal Holding Company

We could be classified as a foreign personal holding company if in any taxable year both of the following tests are satisfied:

- five or fewer individuals who are United States citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our shares entitled to vote or the total value of our shares; and

- at least 60%, 50% in some cases, of our gross income, as adjusted, consists of "foreign personal holding company income", which generally includes passive income such as dividends, interests, gains from the sale or exchange of shares or securities, rent and royalties.

If we are classified as a foreign personal holding company and if you hold shares in us, you may have to include in your gross income as a dividend your pro rata portion of our undistributed foreign personal holding company income. If you dispose of your shares prior to such date, you will not be subject to tax under these rules. We do not believe we are a foreign personal holding company presently and we do not expect to become one. However, we cannot assure you that we will not qualify as a foreign personal holding company in the future.

Foreign Investment Company

If 50% or more of the combined voting power of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31), and the Company is found to be engaged primarily in the business on investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing gall or part of any gain realized by a U.S. Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

We believe that our common stock should not currently be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations and composition and valuation of our assets. In general, we will be a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds our subordinate voting shares, either:

- at least 75% of our gross income for the taxable year is passive income; or

- at least 50% of the average value of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income includes income such as dividends, interest, rents or royalties other than certain rents or royalties derived from the active conduct of trade or business, annuities, or gains from assets that produce passive income.

If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income.

If we are treated as a passive foreign investment company, a U.S. Holder that did not make a qualified electing fund election or, if available, a mark-to-market election, as described below, would be subject to special rules with respect to any gain realized on the sale or other disposition of common stock; and any "excess distribution" by us to the U.S. Holder.

Generally, "excess distributions" are any distributions to the U.S. Holder in respect of the subordinate voting shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S.

Holder in respect of the common stock during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the common stock.

Under the passive foreign investment company rules,

- the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the common stock;

- the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;

- the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and

- the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

A U.S. Holder owning actually or constructively "marketable stock" of a passive foreign investment company may be able to avoid the imposition of the passive foreign investment company tax rules described above by making a mark-to-market election. Generally, pursuant to this election, such holder would include in ordinary income, for each taxable year during which such stock is held, an amount equal to the increase in value of the stock, which increase will be determined by reference to the value of such stock at the end of the current taxable year compared with their value as of the end of the prior taxable year. Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

In the case of a U.S. Holder who does not make a mark-to-market election, the special passive foreign investment company tax rules described above will not apply to such U.S. Holder if the U.S. Holder makes an election to have us treated as a qualified electing fund and we provide certain required information to holders. For a U.S. Holder to make a qualified electing fund election, we would have to satisfy certain reporting requirements. We have not determined whether we will undertake the necessary measures to be able to satisfy such requirements in the event that we were treated as a passive foreign investment company.

A U.S. Holder that makes a qualified electing fund election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain, at ordinary income and capital gains rates, respectively, for each of our taxable years, regardless of whether or not distributions were received. The U.S. Holder's basis in the common stock will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common stock and will not be taxed again as a distribution to the U.S. Holder. U.S. Holders desiring to make a qualified electing fund election should consult their tax advisors with respect to the advisability of making such election.

Shareholder Election

These adverse tax consequences may be avoided, if the U.S. Holder has elected to treat the passive foreign investment company (“PFIC”) as a qualified electing fund (a “QEF”) with respect to that U.S. Holder effective for each of the PFIC’s taxable years beginning on or after January 1, 1987, which includes any portion of the U.S. Holder’s holding period.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year (i.e. a timely QEF election), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must generally recognize gain as if it had sold the QEF stock on the first day of the taxable year in which the QEF election is made, if (i) the U.S. Holder holds stock in the PFIC on that day, and (ii) the U.S. Holder can establish the fair market value of the PFIC stock on that day. The U.S. Holder will treat that deemed sale transaction as a disposition of PFIC stock and will, thereafter, be subject to the rules described below applicable to U.S. shareholders of a QEF.

In general, U.S. shareholders of a QEF are taxable currently on their pro rata share of the QEF’s ordinary income and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.

Mark to Market Election

Effective for tax years of U.S. Holders beginning after December 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trust other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign company” under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of “Subpart F income” (as specially defined by the Code) of the Company. If the Company is both a PFIC and controlled foreign company, the Company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign company. This rule generally will be effective for taxable years of the Company ending with or within such taxable years of Untied States shareholders. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a Untied States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it s not clear that Subpart F would apply to the U.S. Holders of share of the Company, a more detailed review of these rules is outside of the scope of this discussion.

F. Dividends or Paying Agents

The Company has not paid dividends in the past and it has no present intention of paying dividends on its shares as it anticipates that all available funds will be invested to finance the growth of its business. The terms of our current credit facility prohibit us from declaring and paying dividends.

G. Statement by Experts

Not applicable

H. Documents on Display

The documents described herein may be inspected at the Company’s office at #2250-1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3 during normal business hours. In addition, financial statements, the Company’s Annual Information Form, and all public filings are available on SEDAR at www.sedar.com.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

Not applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s chief executive officer and its chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Company’s chief executive officer and its chief financial officer concluded that the Company’s disclosure controls and procedures as of a date that is within 90 days of the date of filing this Form 20F are effective in alerting, on a timely basis, material information relating to the Company that is to be publicly disclosed.

There have been no significant changes in the Company’s internal controls or in other factors, which could significantly affect internal controls subsequent to the date the Company carried out its evaluation, other than those being undertaken to increase the effectiveness of controls as discussed above.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert serving on its audit committee at this time, but anticipates having someone in place early in the 2005.

ITEM 16B. CODE OF ETHICS

The Company has not adopted a written code of ethics but anticipates completing one early in 2005.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In accordance with the requirements of the Sarbanes-Oxley Act of 2002, all audit and audit-related work and all non-audit work performed by the chartered accountants, Ellis Foster, is approved in advance by the Audit Committee, including the proposed fees for such work. The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.

(a) Audit fees

2004

2003

$8,620

$17,220

(b) Audit –related fees

2004

2003

$ -

$-

(c) Tax fees - No compensation was paid to Ellis Foster for tax compliance, tax advice and tax planning in fiscal 2004 or 2003.

(d) All other fees

2004

2003

$ -

$ -

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP. A reconciliation of the consolidated financial statements to United States GAAP is set forth in Note 15 of the notes to the financial statements.

The consolidated financial statements area in the following order:

1.

Auditors’ Report;

2.

Consolidated Balance Sheet;

3.

Consolidated Statement of Operations and Deficit;

4.

Consolidated Statement of Cash Flows; and

5.

Notes to Consolidated Financial Statements

EQUICAP FINANCIAL CORP.

(A development stage company)

Consolidated Financial Statements

July 31, 2004 and 2003

Index

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MOORE STEPHENS ELLIS FOSTER LTD.

 CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

Website:  www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

EQUICAP FINANCIAL CORP.

(A development stage company)

We have audited the consolidated balance sheets of Equicap Financial Corp. (A development stage company) as at July 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian general accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in United States.  Application of accounting principles generally accepted in United States would have affected the company’s financial position and its shareholders’ equity as at July 31, 2004 and 2003 and its results of operations the years ended July 31, 2004 and 2003, as summarized in Note 15 to the consolidated financial statements.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as that referred to in the attached consolidated balance sheets as at July 31, 2004 and 2003 and described in note 1 to the consolidated financial statements.   Our report to the shareholders dated August 30, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the independent auditors’ report when these issues are adequately disclosed elsewhere in the consolidated financial statements.

Vancouver, Canada

Chartered Accountants

August 30, 2004

EQUICAP FINANCIAL CORP.
(A development stage company)

Consolidated Balance Sheets
July 31, 2004 and 2003
		2004	2003
ASSETS

Current
Cash and cash equivalents		$28,754	$677
Amounts receivable		975	361
Loan receivable		10,000	-

Total current assets		39,729	1,038

Equipment (Note 4)		1,104	7,556

Domain names (Note 5)		-	6,657

Non-refundable deposit on acquisition of
intangible assets (Note 14b)		70,000	-

TOTAL ASSETS		$110,833	$15,251

LIABILITIES

Current
Accounts payable and accrued liabilities		$30,931	$32,202
Liabilities of discontinued operations (Note 7)		39,271	39,271
Due to a related company		-	3,902

Total liabilities		70,202	75,375

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital (Note 6)		6,376,520	6,291,720

Share subscriptions received (Note 14a)		100,000	-

Deficit		(6,435,889)	(6,351,844)

Total shareholders' equity (deficiency)		40,631	(60,124)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
(DEFICIENCY)		$110,833	$15,251

Going concern (Note 1)

Commitments and contingent liabilities (Note 7)

Approved by the Directors:	"D. Grant Macdonald"	"Shirley Kancs"
	D. Grant Macdonald	Shirley Kancs

EQUICAP FINANCIAL CORP.
(A development stage company)

Consolidated Statements of Operations and Deficit
Years Ended July 31, 2004 and 2003
	2004	2003

Expenses
Accounting and auditing	$9,120	$11,847
Advertising and promotion	-	1,000
Amortization	3,533	5,111
Hosting fees (recovery)	(1,517)	11,515
Interest on promissory notes	174	6,864
Legal	12,746	9,208
Office and sundries	3,204	2,454
Rent	533	-
Salaries and benefits	26,890	15,817
Telephone and utilities	1,171	1,094
Transfer agent and filing fees	18,615	23,787
Travel and entertainment	-	2,088

Total expenses	74,469	90,785

Operating loss	(74,469)	(90,785)

Write off of equipment	(4,755)	-

Write off of domain names	(4,821)	-

Debts forgiven	-	10,505

Loss for the year	(84,045)	(80,280)

Deficit, beginning of year	(6,351,844)	(6,271,564)

Deficit, end of year	$(6,435,889)	$(6,351,844)

Loss per share - basic and diluted	$(0.01)	$(0.02)

Weighted average number of
common shares outstanding - basic and diluted	6,055,046	4,768,375

EQUICAP FINANCIAL CORP.
(A development stage company)

Consolidated Statements of Cash Flows
Years Ended July 31, 2004 and 2003
	2004	2003

Cash flows from (used in) operating activities
Loss for the year	$(84,045)	$(80,280)
Adjustment for items not involving cash:
- amortization	3,533	5,111
- hosting fees (recovery)	(2,397)	-
- write off of equipment	4,755	-
- write off of domain names	4,821	-
- debt forgiven	-	(10,505)

	(73,333)	(85,674)
Change in non-cash working capital items:
- amounts receivable	(614)	804
- loan receivable	(10,000)	-
- accounts payable and accrued liabilities	1,126	(9,003)

Net cash used in operating activities	(82,821)	(93,873)

Cash flows from (used in) financing activities
Proceed from shares issued and subscribed	184,800	44,000
Advances from (repayment to) a related company	(3,902)	58,767

Net cash from financing activities	180,898	102,767

Cash flows used in investing activities
Non-refundable deposit on acquisition of
intangible asset	(70,000)	-

Net cash from continuing operations	28,077	8,894

Net cash used in discontinued operations	-	(10,375)

Increase (decrease) in cash and cash equivalents	28,077	(1,481)

Cash and cash equivalents, beginning of year	677	2,158

Cash and cash equivalents, end of year	$28,754	$677

EQUICAP FINANCIAL CORP.

(A development stage company)

Notes to Consolidated Financial Statements

July 31, 2004 and 2003

1.

Continuance of Operations

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.  The continued operations of the Company is dependent upon the ability of the Company to obtain further equity financing, the support of its principal shareholders and profitable operations.  The Company entered a development stage in pursuit of new business opportunities when the Company disposed of its operation of its two healthy fast food outlets in Vancouver in 2001.

2.

Change in Accounting Policies

Effective August 1, 2003, the Company adopted the revised standard for the accounting of Stock-Based Compensation and Other Stock-Based Payments, as recommended by the Canadian Institute of Chartered Accountants.   Under the revised standard, all stock option awards granted to employees and directors of the Company require the application of the fair value method.  As permitted by the revised standard, the Company has elected the prospective application method, which allows the fair value method to be applied to awards granted, modified or settled on or after August 1, 2003 to employees and directors.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock.

For stock option awards granted to other than employees and directors and all direct awards of shares, the Company continues to apply the fair value method.

3.

Significant Accounting Policies

(a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary DJscene.com Media Inc., and U.S. subsidiaries, Onlineconsortium.com, Inc. and FilmIndustry.com, Inc. All significant inter-company accounts and transactions have been eliminated.

EQUICAP FINANCIAL CORP.

(A development stage company)

Notes to Consolidated Financial Statements

July 31, 2004 and 2003

3.

Significant Accounting Policies   (continued)

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

(c)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible to cash with maturities of three months or less when purchased.

(d)

Equipment

Equipment is recorded at cost and amortized over its estimated useful lives at a 20% declining-balance basis.

(e)

Intangible Assets

The Company has intangible asset amortized on a straight-line basis over a five-year period.  Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable.  Impairment exists when the carrying value of the assets is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset.  The amount of impairment loss, if any, is the excess of the carrying value over the fair value.  As at July 31, 2004, the Company has decided that there is no value in the intangible asset and therefore has written the asset off.  The Company does not have indefinite-lived intangible assets.

(f)

Long-Lived Assets Impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the assets will be written down to fair value.  Fair value is generally determined using a discounted cashflow analysis.

EQUICAP FINANCIAL CORP.

(A development stage company)

Notes to Consolidated Financial Statements

July 31, 2004 and 2003

3.

Significant Accounting Policies   (continued)

(g)

Earnings (Loss) Per Share

Basic earnings (loss) per share amount is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amount is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(h)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

1.

Equipment

	2004			2003
	Cost	Accumulated amortization	Net book Value	Net book Value

Equipment	$ 4,028	$ 2,924	$ 1,104	$ 7,556

2.

Domain Names

The domain names have been written off in 2004 as the Company has determined there is no further value to the names.

EQUICAP FINANCIAL CORP.

(A development stage company)

Notes to Consolidated Financial Statements

July 31, 2004 and 2003

3.

Share Capital

(a)

Authorized:  33,333,333 common shares without par value.

(b)

Issued:

Number of Shares		Amount Amount
Balance, July 31, 2002	3,159,534	$5,885,875
Pursuant to a debt settlement at $0.15 per share	2,412,300	361,845
Pursuant to a private placement at $0.20 per share	165,000	33,000
Pursuant to exercise of warrants at $0.22 per share	50,000	11,000
Balance, July 31, 2003	5,786,834	6,291,720
Pursuant to exercise of warrants at $0.22 per share	115,000	25,300
Pursuant to a private placement at $0.26 per share	200,007	52,000
Pursuant to exercise of options at $0.15 per share	50,000	7,500
Balance, July 31, 2004	6,151,841	$ 6,376,520

In November 2003, the Company closed a private placement consisting of 200,000 units at $0.26 per unit for total consideration of $52,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.34 per share for a period of two years from the date of grant. The Company applied the residual approach and allocated total proceeds of $52,000 to common shares and $nil to the attached warrants.

(c)

As at July 31, 2004, 235,941 of the shares issued are held in escrow; the release of which is subject to the approval of the regulatory authorities.

(d)

No stock options are outstanding as at July 31, 2004 and the Company did not grant any stock options in 2004 and 2003.

(e)

As at July 31, 2004, 200,000 warrants are outstanding at $0.34 per share and expire on November 6, 2005.  Each warrant entitles the holder to purchase one common share in the Company.

EQUICAP FINANCIAL CORP.

(A development stage company)

Notes to Consolidated Financial Statements

July 31, 2004 and 2003

1.

Discontinued Operations, Commitments and Contingent Liabilities

On August 15, 2001, the Company’s subsidiary, O-Tooz Energie Group Inc. (“O-Tooz”), adopted a formal plan to discontinue the operation of its two healthy fast food outlets in Vancouver.  On September 7, 2001, O-Tooz completed the disposal of its two healthy fast food outlets.  The discontinued operation has resulted in the default of the lease agreements of approximately $108,000.  The Company is unable to determine and assess with any certainty the outcome of the default.  To date no legal action has been commenced against O-Tooz by either lessor.

Pursuant to CICA Handbook Section 3475 “Discontinued Operations”, the consolidated financial statements of the Company have been reclassified to reflect the discontinued operation of two healthy fast food outlets.  Accordingly, the assets and liabilities, revenues, costs and expenses, and cash flows of discontinued operation have been segregated in the consolidated balance sheets, consolidated statements of operations and deficit, and consolidated statements of cash flows.  The net operating results, net assets and net cash flows of this division have been reported as “Discontinued Operations”.

2.

Related Party Transactions

(a)

The Company paid interest expenses of $174 (2003 - $6,864) to a company controlled by a director of the Company.

(b)

The Company incurred salaries and benefits to a director of the Company.

1.

Income Taxes

(a)

A reconciliation of the statutory tax rate to the effective rate for the company is as follows:

	2004	2003

Statutory income tax rate	(38%)	(39%)
Tax losses not benefited	38%	39%
Effective tax rate	-	-

EQUICAP FINANCIAL CORP.

(A development stage company)

Notes to Consolidated Financial Statements

July 31, 2004 and 2003

9.

Income Taxes   (continued)

(b)

The tax effect of temporary differences that give rise to the Company’s future income tax assets are as follows:

	2004	2003
Future income tax assets:
Non-capital loss carryforwards	$ 1,600,000	$ 1,365,000
Unused share issuance cost	5,500	5,500
Undepreciated capital cost of equipment over their net book value	4,000	4,000

Less: Valuation allowance	(1,609,500)	(1,374,500)
Net future income tax assets	$ -	$ -

The valuation allowance reflects the Company’s estimate that the tax assets,

more likely than not, will not be realized.

(c)

As at July 31, 2004, the Company has approximately $4,211,000 non-capital loss carryforwards that may be applied against future taxable income.  The losses, if not used, will expire between 2005 and 2015.

2.

Non-cash Investing and Financing Activities

(a)

During the fiscal year 2003, the Company issued 2,412,300 shares pursuant to a settlement of debt at $0.15 per share.

(b)

During the fiscal year 2003, the Company signed two conditional releases for $20,880 of its debts.  The creditors forgave the debt of $10,505 upon receipt of cash payment of $10,375.

1.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, amounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

The Company is not subject to significant interest, credit and currency risks arising from these financial instruments.

EQUICAP FINANCIAL CORP.

(A development stage company)

Notes to Consolidated Financial Statements

July 31, 2004 and 2003

2.

Segmented Information

(a)

The Company operates primarily in the following business segments:

(i)

O-Tooz Energy Group: This segment was disposed off during fiscal year 2002.  See Note 7.

(ii)

FilmIndustry.com: This is an online vertical directory and content portal intended to serve the needs of the film industry. This segment is currently inactive.

(iii)

DJscene.com: This is a community portal for the disc jockey segment of the international music industry. This segment is currently inactive.

(b)

Reported segment operating loss and assets for the years ended July 31, 2004 and 2003 are as follows:

2004
	FilmIndustry.com	DJscene.com	Total
Segment net loss	$ 1,511	$ 12,072	$ 13,583
Segment assets	$ 31	$ 297	$ 328

2003
	FilmIndustry.com	DJscene.com	Total
Segment net loss	$ 1,639	$ 17,751	$ 19,390
Segment assets	$ 1,546	$ 11,410	$ 12,956

(c)

Reconciliation of reportable segment net loss and assets for the years ended July 31, 2004 and 2003 are as follows:

	2004	2003
Net loss:
Total net loss for reportable segments	$ 13,583	$ 19,390
Add: general corporate expenses	70,462	60,890
Total
Assets:
Total assets for reportable segment	$ 328	$ 12,956
Corporate assets	110,505	2,295
Total	$	$

EQUICAP FINANCIAL CORP.

(A development stage company)

Notes to Consolidated Financial Statements

July 31, 2004 and 2003

1.

Comparative Figures

Certain 2003 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2004.

2.

Subsequent Events

(a)

Subsequent to July 31, 2004, the Company closed a private placement consisting of 200,000 units at $0.50 per unit for total consideration of $100,000, which has been received as of July 31, 2004. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.50 per share for a period of two years from the date of grant.

(b)

Subsequent to July 31, 2004, the Company entered into a definitive asset purchase agreement with Zecotek Holdings Inc. (“Zecotek”).  The Company has agreed to purchase certain assets of Zecotek, which consist of the intellectual property and know-how, including an international patent application, associated with a new and proprietary scintillation material that can be used in the design of whole body PET scanners.  As consideration, the Company agreed to make a cash payment of $70,000 (paid); will issue 2.6 million common shares at a deemed price of 50 cents per share; grant 400,000 options exercisable at 50 cents per share for a period of up to five years; and assume up to $150,000 of Zecotek debt that will be repaid by the issuance of units of the Company at 50 cents per unit. Each unit will consist of one common share and one warrant to purchase a common share of the Company for a period of 12 months at 50 cents per share. Closing of the transaction is subject to the satisfactory completion of due diligence and the Company completing a financing of $1.5-million.  The Company will pay a finder's fee of 202,000 common shares at a deemed price of 50 cents per share in conjunction with the Zecotek transaction. The Company will also issue 140,000 common shares at a deemed price of 50 cents per share pursuant to an assignment agreement to which the Company acquired the rights to Zecotek technologies.  All of these transactions are subject to regulatory approval.

To fulfill the above agreement, the Company has entered into an agency agreement with Bolder Investment Partners, Inc. to raise $1.5 million by way of a TSXV Short Form Offering.

EQUICAP FINANCIAL CORP.

(A development stage company)

Notes to Consolidated Financial Statements

July 31, 2004 and 2003

1.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

(a)

The Statement of Shareholders’ Equity, prepared in accordance with the U.S. GAAP as required, is presented below:

						Total	Compre-
			Additional	Share		Shareholders’	hensive
	Common Shares		paid-in	subscription	Deficit	equity	income
	Shares	Amount	capital	received	accumulated	(deficiency)	(loss)

Balance, July 31, 2002	3,159,534	$ -	$ 5,914,875	$ -	$ (6,300,564)	$ (385,689)	$ (231,531)
Shares issued pursuant to a debt settlement at
$0.15 per share	2,412,300	-	361,845	-	-	361,845	-
Shares issued pursuant to a private placement at
$0.20 per share	165,000	-	33,000	-	-	33,000	-
Shares issued to the exercise of warrants at $0.22
per share	50,000	-	11,000	-	-	11,000	-
Comprehensive income
- net (loss) for the year	-	-	-	-	(80,280)	(80,280)	(80,280)

Balance, July 31, 2003	5,786,834	-	6,320,720	-	(6,380,844)	(60,124)	(80,280)
Shares issued pursuant to the exercise of warrants
at $0.22 per share	115,000	-	25,300	-	-	25,300	-
Shares issued pursuant to a private placement at
$0.26 per share	200,007	-	52,000	-	-	52,000	-
Shares issued to the exercise of options at $0.15
per share	50,000	-	7,500	-	-	7,500	-
Share subscription received	-	-	-	100,000	-	100,000	-
Comprehensive income
- net (loss) for the year	-	-	-	-	(84,045)	(84,045)	(84,045)

Balance, July 31, 2004	6,151,841	$ -	$ 6,405,520	$ 100,000	$ (6,464,889)	$ 40,631	$ (84,045)

EQUICAP FINANCIAL CORP.

(A development stage company)

Notes to Consolidated Financial Statements

July 31, 2004 and 2003

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles   (continued)

(b)

Reconciliation of Consolidated Balance Sheets, Consolidated Statements of Operations and Deficit and Consolidated Statement of Cash Flows Items:

There are no differences between Canadian and U.S. GAAP with respect to the consolidated balance sheets, consolidated statements of operations and deficit and consolidated statement of cash flows items.

(c)

Comprehensive Income

Statement of Financial Accounting Standards Board No. 130 requires the reporting of comprehensive income in addition to net earnings.  Comprehensive income include net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.  The Company did not have any other comprehensive income.

(d)

Financial Instruments

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (“SFAS 133”) was issued in June 1998 by the Statement of Financial Accounting Standards Board.  SFAS 133 establishes new accounting and reporting standards for derivative instruments and for hedging activities.  This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge.  Those methods must be consistent with the entity’s approach to managing risk.  SFAS 133 is effective for all fiscal years beginning after June 15, 2000.  The Company had no derivative financial instruments in place at July 31, 2004 and 2003.

(e)

Net Income (Loss) Per share

U.S. GAAP requires the inclusion of stock options, warrants and certain convertible securities in the calculation of diluted earnings (loss) per share amount using the treasury stock method.  The treasury stock method requires the inclusion of the options as if they were exercised at the later of the beginning of the year or the date granted and as if the funds were used to purchase the Company’s own stock.  As the effect of common shares issuable upon the exercise of stock options, warrants and convertible securities is anti-dilutive, basic and diluted earnings (loss) per share under U.S. GAAP would be the same.

EQUICAP FINANCIAL CORP.

(A development stage company)

Notes to Consolidated Financial Statements

July 31, 2004 and 2003

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles   (continued)

(f)

Stock Option Compensation

The Company has been granting stock options to directors, officers and employees from 1999 onwards.  All options granted were vested immediately or over three (3) years and will expire for a period of five years.  There were no stock options granted in fiscal year 2004 and 2003.

A summary of the employee stock option information:

		Weighted
		average
		exercise
	Shares	price

Options outstanding at July 31, 2003 and 2002	67,022	$ 1.14

Exercised	(50,000)	(0.15)
Expired	(17,022)	(1.74)
Options outstanding at July 31, 2004	-	$ -

The Company accounts for its stock-based compensation plan in accordance with Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, under which no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock.  The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-based Compensation.   Accordingly, the Company is required to calculate and present the pro-forma effect of all awards granted.  For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%; dividend yield 0%; volatility of 112%; and five (5) years of expected lives.  The weighted average fair value of options granted in 2002 is $0.12.

EQUICAP FINANCIAL CORP.

(A development stage company)

Notes to Consolidated Financial Statements

July 31, 2004 and 2003

15.

Reconciliation of Canadian and United States Generally Accepted

Principles   (continued)

(g)

New Accounting Pronouncements

In December 2003, the FASB issued SFAS No. 132(R), a revision to SFAS No. 132, “Employers’ Disclosure about Pensions and Other Post-Retirement Benefits.”  SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans.  SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004.  The adoption of SFAS 132(R) does not have an impact on the Company’s financial position or results of operations.

In December 2003, the American Institute of Certified Public Accountants and Securities and Exchange Commission (“SEC”) expressed the opinion that rate-lock commitments represent written put options, and therefore be valued as a liability.  The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004.  Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No 105.  SAB No. 105 clarifies the SEC’s position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate.  SAB No 105 is effective for loan commitments entered into on or after April 1, 2004.  The adoption of SAB No. 105 does not have an impact on the Company’s consolidated financial statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Description
Articles of Incorporation, as amended, and Bylaws
3.1	Articles of Incorporation of the Company, as amended to date (1)
3.2	Bylaws of the Company (1)
Material Contracts
10.1	Purchase Agreement with FilmIndustry.com dated August 13, 1999(1)
10.2	Promissory Note dated April 30, 2002 with Brett Holdings Ltd.(1)
(1)	Filed on Form 10-12g August 27, 2002

SIGNATURE  PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 23, 2004

ON BEHALF OF THE COMPANY,

EQUICAP FINANCIAL CORP.

per:

 D. Grant Macdonald

Shirley Kancs

D. Grant Macdonald

Shirley Kancs

President and Chief Executive Officer

Secretary and Chief Financial Officer

Endnotes

100%

100%

100%

100%

100%