Form 20-F
period 2005-07-31
EQUICAP FINANCIAL CORP
filed 2006-02-21
CIK 1172945

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2005

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 0-49985

ZECOTEK MEDICAL SYSTEMS INC.

(formerly Equicap Financial Corp.)

.

British Columbia, Canada	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

#2250 – 1055 W. Georgia St., P.O. Box 11133,Vancouver, B.C., Canada	V6E 3P3
(Address of Principal Executive Offices)	(Zip Code)

Issuer's Telephone Number:  (604) 689-4200

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock

(Title of class)

There were 15,235,841 common shares, without par value, issued and outstanding as of October 31, 2005.

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

Item 17 X___Item 18 _____

As of November 30, 2005 the rate for Canadian dollars was US $0.8326 for Cdn $1.00.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

PART 1

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANANGEMENT AND ADVISERS

A. Directors and Senior Management

B.

Advisers

C.

Auditors

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3 – KEY INFORMATION

A.

Selected Consolidated Financial Data

B.

Capitalization and Indebtedness

C.

Reasons for the Offer and Use of Proceeds

D.

Risk Factors

ITEM 4 – INFORMATION OF THE COMPANY

A.

History and Development of the Company

B.

Organizational Structure

C.

Business Overview

D.

Property, Plants and Equipment

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

B.

Liquidity and Capital Resources

C.

Research and Development, Patents and Licenses, etc.

D.

Trend Information

E.

Off-balance Sheet Arrangements

F.

Tabular Disclosure of Contractual Obligations

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

B.

Compensation

C.

Board Practices

D.

Employees

E.

Share Ownership

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

B.

Related Party Transactions

C.

Interests of Experts and Counsel

ITEM 8 – FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

B.

Significant Changes

ITEM 9 – THE OFFERING AND LISTING

A.

Offer and Listing Details

B.

Markets

ITEM 10 – ADDITIONAL INFORMATION

A.

Share Capital

B.

Memorandum and Articles of Association

C.

Material Contracts

D.

Exchange Controls

E.

Taxation

F.

Dividends and Paying Agents

G.

Statement by Experts

H.

Documents on Display

I.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

         AND USE OF PROCEED

ITEM 15 – CONTROLS AND PROCEDURES

ITEM 16 – RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PART III

ITEM 17 – FINANCIAL STATEMENTS

ITEM 18 – FINANCIAL STATEMENTS

ITEM 19 - EXHIBITS

FORWARD LOOKING STATEMENTS

Zecotek Medical Systems Inc. (“ZMS” or “the Company”) cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the company. For this purpose, any statements contained in the annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may”, “except”, “believe”, “anticipate”, “intent”, “could”, “estimate”, or “continue”, or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

All dollar amounts referred to herein are in Canadian dollars.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Please refer to Item 6 - Page 27

B. Advisors

Not applicable

C. Auditors

The Company’s auditors for the July 31, 2005 financial statements are Ernst & Young and previously Ellis Foster, Chartered Accountants. Since the Company’s July 2004 audit, the Company’s auditors, Ellis Foster Chartered Accountants, have entered into a transaction with Ernst & Young LLP under which certain assets of Ellis Foster were sold to Ernst & Young and the professional staff and partners of Ellis Foster joined Ernst & Young either as employees or partners of Ernst & Young and carried on their practice as members of Ernst & Young. As a result Ernst & Young will appear as the Company’s auditor of record on a going-forward basis.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 – KEY INFORMATION

A. Selected Consolidated Financial Information

The selected financial data of the Company for the fiscal years ended July 31, 2005, 2004 and 2003 was extracted from the audited consolidated financial statements of the Company included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 – Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 – Operating and Financial Review and Prospects, and under the heading “MANAGEMENT’S DISCUSSION AND ANALYSIS”.

These financial statements, the Company’s Annual Information Form, and all public filings are available on SEDAR at www.sedar.com.

The Company’s fiscal year end is July 31. The following is a summary of certain selected audited consolidated financial information for the Company’s most recently completed fiscal year and for the five preceding fiscal years of the Company:

	Audited Year Ending July 31, 2005	Audited Year Ending July 31, 2004	Audited Year Ending July 31, 2003	Audited Year Ending July 31, 2002	Audited Year Ending July 31, 2001
Total revenue from Continuing operations	$ 4,110	$ 0	$ 0	$ 0	$ 0
Income/loss from continuing operations	$ (1,342,601)	$ (84,045)	$ (80,280)	$ (187,844)	$ (925,948)
Income/loss from discontinued operations	$ 0	$ 0	$ 0	$ (43,687)	$ (116,595)
Earnings/loss per share	$ (0.13)	$ (0.01)	$ (0.02)	$ (0.07)	$ (0.37)
Total assets	$ 3,197,577	$ 110,833	$ 15,251	$ 22,647	$ 26,771
Long term debt	$ 0	$ 0	$ 0	$ 0	$ 0
Share Capital	$10,506,895	$6,376,520	$6,291,720	$5,885,875	$5,885,875
Number of Shares	15,033,341	6,151,841	5,786,834	3,159,534	3,159,534
Retained earnings (loss)	$(7,778,490)	$(6,435,889)	$(6,351,844)	$(6,271,564)	$(6,040,033)

Summary of Financial Information

The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the audited financial statements of ZMS.

	Year Ended July 31, 2005	Year Ended July 31, 2004	Year Ended July 31, 2003
Revenues	$ 4,110	0	0
Gross profit	0	0	0
Research & Development	$875,325	0	0
General and administrative expenses	$461,694	$74,469	$90,785
Net loss	$(1,342,601)	$(84,045)	$(80,280)
Total assets	$3,197,577	$110,833	$15,251
Long term liabilities	0	0	0
Earnings/loss per share	$(0.13)	$(0.01	$(0.02)
Share capital
Dollar amount	$10,506,895	$6,376,520	$6,291,720
Number of securities	15,033,341	6,151,841	5,786,834

The following is a summary of certain selected audited financial information for the Company’s most recent eight fiscal quarters:

Fiscal Quarters for the Fiscal year ended July 31, 2005

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$ 4,110	$ 0	$ 0	$ 0
Net profit (loss)	$ (754,025)	$ (377,847)	$ (270,229)	$ (47,233)
Total Assets	$ 3,197,577	$2,881,117	$2,654,598	$86,819
Total Shares	15,033,341	13,548,841	12,638,841	6,351,841
Earnings (loss) per share	$ (0.05)	$ (0.028)	$ (0.021)	$ (0.007)

Fiscal Quarters for the Fiscal year ended July 31, 2004

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$ 0	$ 0	$ 0	$ 0
Net profit (loss)	$ (32,391)	$ (12,219)	$ (30,840)	$ (8,595)
Total Assets	$ 110,833	$ 30,984	$ 47,544	$ 14,270
Total Shares	6,151,841	6,151,841	6,151,841	5,786,834
Earnings (loss) per share	$ (0.005)	$ (0.002)	$ (0.005)	$ (0.001)

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

	July 31, 2005	July 31, 2004	July 31, 2003	July 31, 2002	July 31, 2001

Period End	$0.8157	$0.7523	$0.7106	$0.6312	$0.6535

Average	$0.8063	$0.7479	$0.6705	$0.6375	$0.6570

	October 2005	Sept. 2005	August 2005	July 2005	June 2005	May 2005

Month Low	$0.8382	$0.8368	$0.8126	$0.8008	$0.7915	$0.7851

Month High	$0.86299	$0.8610	$0.8430	$0.8316	$0.8173	$0.8091

B. Capitalization and Indebtedness

Please refer to Item 10. A.

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

All of ZMS operations are based in Canada and denominated in Canadian currency. Cash balances are presently maintained in non-interest bearing accounts.

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

History of Losses; Increased Expenses. As of July 31, 2005, the Company had an accumulated deficit of $7,778,490 and has not generated an operating profit since inception. There can be no assurance that we will realize revenue growth or be profitable on a quarterly or annual basis.

Additional Financing. At present we have sufficient capital to fund our operations. No assurance can be given that any additional financing required would be available, or that additional financing will be available on terms that may be advantageous to existing shareholders. Such financing, to the extent available, may result in substantial dilution to our shareholders.

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

Enforcement of Civil Liabilities.

Zecotek Medical Systems Inc. is a corporation incorporated under the laws of British Columbia, Canada. All of the directors and officers are residents of Canada or otherwise reside outside of the United States. All or a substantial portion of the assets of such persons are or may be located outside of the United States. It may be difficult to effect service of process within the United States upon ZMS or upon such directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liability of ZMS or such persons under U.S. federal securities laws. We have been advised that there is doubt as to whether Canadian courts would (i) enforce judgments of U.S. courts obtained against ZMS or such directors or officers predicated solely upon the civil liabilities provisions of United States federal securities laws, or (ii) impose liabilities in original actions against ZMS or such directors and officers predicated solely upon such U.S. laws. However, a judgment against ZMS predicated solely upon civil liabilities provisions of such U.S. federal securities laws may be enforceable in Canada if the United States court in which such judgment was obtained has a basis for jurisdiction in that matter that would be recognized by a Canadian court.

Certain Shareholders May Exercise Control Over Matters Voted Upon by the Shareholders. Certain of the Company’s officers and directors together beneficially own a significant portion of the outstanding common shares as of July 31, 2005. These shareholders hold a majority of ZMS’s outstanding common shares, and are able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of assets. This may prevent or discourage tender offers for the ZMS's common shares.

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

ITEM 4 – INFORMATION OF THE COMPANY

A. History and Development of the Company

Zecotek Medical Systems Inc. was originally incorporated as Tracker Explorations Ltd. on November 25, 1983 under the laws of the Province of British Columbia, Canada. The name was changed to Jentech Ventures Corp. on September 14, 1987, to Impact Travel Technology Inc. on April 26, 1993, to MCF Enterprises Inc. on March 12, 1999, to Online Consortium Corp. on February 9, 2001, to Equicap Financial Corp. on July 31, 2003 and to Zecotek Medical Systems Inc. on February 10, 2005.

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

Effective July 11, 2003 the Company changed its name from Online Consortium Corp. to Equicap Financial Corp.

At the December 16, 2004 Annual General Meeting, shareholders approved the adoption of new Company Articles and the increase of Authorized Capital to an unlimited number of common Shares. They also approved a change of name to Zecotek Medical Systems Inc. The name change was effective February 10, 2005. The Company’s new trading symbol on the TSX Venture Exchange (“TSX.V”) and the NASD Pink Pages is “ZMS” and “ZMSFF” respectively.

The Company’s head office is located at Suite 2250-1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3. Its registered and records office and address for service is located at Suite 1400-1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

B. Organizational Structure

The organizational structure of the Company is as follows:

Zecotek Crystals Inc.

In order to acquire certain assets, the Company acquired a new, wholly owned subsidiary, Zecotek Photonics Inc., which was incorporated in British Columbia pursuant to the Company Act (British Columbia) on August 6, 2004. On January 25, 2005 the name was changed to Zecotek Crystals Inc. (“Crystals”).

Zecotek Lasers Inc.

On June 7, 2005 the Company created a new, wholly owned subsidiary, Zecotek Lasers Inc. (“Lasers”) by incorporation in British Columbia pursuant to the Business Corporations Act (British Columbia).

Zecotek 3D Inc.

On October 18, 2005 the Company created a new, wholly owned subsidiary, Zecotek 3D Inc. (“3D”) by incorporation in British Columbia pursuant to the Business Corporations Act (British Columbia).

C. Business Overview

Zecotek Medical Systems Inc. is a bio-photonics company with laboratories and base at the University of British Columbia. ZMS focuses on the creation of advanced materials and integrated optoelectronic devices for high resolution medical imaging, optical precision surgery and biopharmaceutical research.

In order to focus on its new direction, the Company’s original subsidiaries, O-Tooz Energie Group Inc., OnlineConsortium.com Inc., FilmIndustry.com Inc. and DJscene.com Inc. all inactive since 2001, were legally abandoned in January 2005 and their assets and liabilities were written off.

Significant Acquisitions

In October 2004, ZMS acquired a new, wholly owned subsidiary, Zecotek Photonics Inc. (now Zecotek Crystals Inc.) in order to acquire (the "Acquisition") from Zecotek Holdings Inc. the intellectual property and know-how, including an International Patent application, associated with a new and proprietary scintillation crystal ("LFS") that is a key component in the design of whole body positron emission tomograph ("PET") scanners. PET scanners are imaging machines used principally in the medical diagnostics of all types of cancers, heart disease and neurological disorders such as Alzheimer and Parkinson’s diseases. The LFS material is intended to provide for a significant increase in image resolution and faster testing times, while maintaining a relative cost advantage due to its simple manufacturing process. Another application for LFS is in gamma imaging (Mini-PET scanners) used in pharmaceutical research of new medical drugs.

In addition, Crystals has a right of first refusal to acquire at fair market value a number of photonic technologies including lasers and laser systems, crystals for use in lasers, optical communications and scintillation based imaging and three dimensional display technologies developed by Holdings. The value of these subsequent technologies is not yet known.

In order to acquire the assets from Holdings, on December 31, 2004, ZMS completed a financing by way of a Short Form Offering to raise $1,500,000. As consideration for the LFS scintillation material technology, ZMS paid:Cash

$ 280,333
2,400,000 escrowed common shares of ZMS resaleable over a six year period with a fair market value of $700,000	700,000
800,000 stock options exercisable at $0.50 per share for five years with a fair market value of $291,000	291,000
Assumption of $200,000 of the vendor’s debt whereby repayment will be by issuance of 400,000 Units, where each Unit consists of one common share and one warrant of the Company. Each warrant will entitle the holder to purchase additional common shares for $0.50 per share for one year.	200,000
Issuance of 202,000 shares of ZMS for finder’s fee, the shares are subject to a 12 month hold period.	95,000
Issuance of 140,000 shares of ZMS for an assignment fee at $0.50 per share	70,000
TOTAL	$1,636,333

ZMS appointed Bolder Investment Partners, Ltd. (the “Agent”) as its sole and exclusive agent in respect of the offering and paid commission of $112,500, which is equal to 7.5% of the price of each unit sold under the offering. The Agent also received 600,000 non-transferable share purchase warrants which are equal to 20% of the number of units sold under the offering. Each Agent Warrant will entitle the Agent to subscribe for one common share at $0.50 for a period of one year to December 31, 2005.

The Agent also received a corporate finance fee of $10,000 plus GST, 145,000 common shares, and was reimbursed for expenses incurred in connection with the offering, including legal fees and other out of pocket expenses.

The Agent also received a sponsorship fee of $15,000 plus GST and was reimbursed for expenses incurred in connection with the offering, including legal fees and other out of pocket expenses.

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

Scintillation materials such as LFS can be employed for other uses which include homeland security (port and harbor security for baggage and container screening), product analysis (detection of defective products such as bad food), radiation detection (health and security in workplace), drug testing on animals and geology and oil exploration. For all these uses, scintillation material is coupled with a detector to capture radiation emanating from the subject material.

History of the LFS Scintillation Material

Zecotek Holdings Inc. is a private Canadian research and development company with its head office in Vancouver. It authors, creates and develops technologies from within its laboratories in Canada and Russia. Holdings focuses on four main technology areas: compact biomedical laser devices, new materials, photonic displays and alternative energies. Its commercialization strategy is through sub-contract manufacturing and licensing. The principals of Holdings are Dr. A.F. Zerrouk, founder and majority shareholder who is the Chairman and Head of Science & Technology programs, and Michel P. Coderre, a Canadian lawyer and chartered accountant, who is President and Chief Executive Officer.

Research and development on LFS scintillation material was initiated by Holdings in September 2002. This work was performed by Holdings Scintillation Materials Research and Development team in Moscow under the supervision of Dr. Zerrouk.

Holdings’ objectives were two-fold: to develop a new scintillation material which would compete, at least equally in terms of performance, with other high-performance materials on the market; and to manufacture LFS at a more competitive price than other competing materials.

From January to July 2004, Holdings worked with Professor Tom Lewellen of the University of Washington (Nuclear Medicine Physics Group Imaging Research Laboratory) to seek independent performance measurements on the LFS. Dr. Lewellen is a recognized leader in the field of medical imaging, acting as an advisor for a number of large manufacturers of detectors. Holdings has a collaboration arrangement with Dr. Lewellen’s laboratory under which, in consideration for testing work, Holdings has agreed to supply LFS product at no cost to the University of Washington for internal research and development work.

Dr. Lewellen’s initial tests in January 2004 established that while Holdings had achieved the desired performance targets, results could be further improved by minor additional development work. This work was conducted by Holdings from January to July 2004.

In July 2004, Dr. Lewellen issued test results which confirmed that the performance measurements of the LFS were exceeding those of competing high-performance materials. The test results also showed that there are a number of slightly different formulations of LFS. These formulations, although all covered by the Patent Applications (as defined below), produce slightly different results from one another on the performance/cost axes and can be adapted to customer requirements.

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

In July 2004, Holdings received a preliminary search report from the International Patent Office in Geneva confirming that all of the 21 claims were found to be novel and to have industrial application.

Market potential

The LFS is a new leading crystal allowing a significant increase in imaging resolution for PET and CT applications. The LFS has been tested by various research institutions, medical centers, as well as major customers, who are presently assessing the crystal for their new generation of PET/CT machines. All test results to date confirm the LFS as a superior product in the class of high performance materials.

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

Novel detector crystals have provided the greatest basis for technological change in the PET scanner market in recent years and are the key performance and cost drivers in PET scanners. In addition to image quality improvements and resolution and sensitivity gains, more sophisticated crystals also offer faster imaging times, allowing facilities to scan more patients per day.

The sales potential of LFS will be a factor in the decisions of health institutions to purchase high tier detectors. Low tier products typically use a NaI (sodium orthosilicate) scintillation material, while mid-tier products tend to favor BGO (bismuth germinate) and high tier products presently consider LSO (lutetium orthosilicate) or LYSO (lutetium ytruium orthosilicate). The goal is to displace the latter in mid to high end detectors with LFS.

The Company’s immediate aim is to enter into a LFS (“scintillation crystal”) manufacturing agreement by the end of 2005 to have that manufacturer produce LFS crystals and develop the cost structure. ZMS will then distribute the LFS to customers for their assessment. A direct marketing campaign started in the first quarter of 2005 along with attendance at trade shows. ZMS's main objective is to have its first commercial order for LFS by the beginning  of 2006. After that, ZMS will continue its marketing efforts to obtain further commercial sales.

In April 2005 ZMS entered into a non-binding Letter of Understanding with Synoptics, an affiliate of Northrop Grumman Corporation Space Technology. The Letter of Understanding provides that ZMS and Synoptics will commence negotiations towards (i) a License Agreement whereby Synoptics will license from ZMS the right to manufacture LFS scintillation material for high-resolution medical imaging and (ii) a Joint Development Agreement whereby ZMS and Synoptics will collaborate, among other technologies to be later defined, in the creation of new generations of crystal materials.

The Letter of Understanding is subject to the parties agreeing to Definitive Agreements and obtaining all necessary corporate approvals. The letter originally terminated on June 30, 2005 but was extended to February 28, 2006. Although the Letter of Understanding hasn’t been formally extended, discussion between the Company and Synoptics continues, with the intent to finalize the agreement.

Risk Factors

Zecotek has not yet confirmed outside manufacturing costs with contract manufacturers nor has it yet finalized manufacturing contracts for the LFS. Consequently, ZMS has not verified its ability to grow LFS in bulk quantities and to sell the LFS at the targeted price. The cost and pricing assumptions presently used are based on Zecotek's own computed standard costs to grow the material. While ZMS believes LFS can be grown in bulk and that these costs can be replicated by outside manufacturers (within an acceptable margin of error), this has been confirmed in December, 2005 once the manufacturers have completed their own due diligence and grown initial boules of LFS.

Zecotek has not yet received purchase orders from customers. Orders are expected to be possible only when the final customer price has been established. There can be no assurance that any orders will be made for LFS.

There can be no assurances that LFS will be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.  The Company has just begun to market LFS and has not generated any revenues.  ZMS expects to spend a significant amount of capital to fund research, development and marketing of its LFS technology.  As a result, the Company expects that its operating expenses will increase significantly in the near term and, consequently, it will need to generate significant revenues to become profitable. ZMS cannot confirm when, if ever it will be profitable.

Zecotek has limited manufacturing, development and marketing experience.  In order to manufacture LFS in commercial quantities, ZMS will need to contract with third party manufacturers. No assurance can be given that ZMS will successfully negotiate such contracts or that ZMS will be able to make the transition to commercial production of LFS.

Zecotek’s strategy is and has been to enter into various arrangements with corporate and academic collaborators for the research, development and manufacture of LFS.  There can be no assurance that ZMS will be able to maintain their current collaborations or establish new collaborations on favorable terms, if at all, or that its current or future collaborative arrangements will be successful.

Zecotek depends highly upon its management and research staff and third party scientific consultants, the loss of whose services might impede the achievement of ZMS’s business objectives. In addition, the anticipated development of LFS will require additional expertise in research, clinical testing, manufacturing and marketing which is expected to increase ZMS’s reliance on outside consultants and contractors. There can be no assurance that ZMS will be able to attract and retain such personnel, consultants and contractors on acceptable terms.  The failure to retain such personnel, consultants or contractors or otherwise acquire the required expertise could adversely affect prospect for ZMS’s success.

Zecotek has filed certain patent applications relating to LFS which have not been approved.  Final patent approval may take many years and there can be no assurance that final approval of the patents relating to LFS will ever be granted or that such applications will not be challenged or circumvented by competitors.  If patent approval is not granted, there can be no assurance that ZMS will be able to protect its LFS technology against use by competitors, that competitors will not independently design products or processes similar to those of ZMS.

While Zecotek believes that it will have adequate patent protection for its LFS technology when the patent applications are approved, there is no assurance that the patents will be sufficiently broad to protect ZMS’s technology against use by competitors or that competitors will not independently design products or processes similar to those of the Company.  In order to conduct its business, ZMS may need to divulge certain trade secrets and proprietary knowledge which it will seek to protect through confidentiality agreements with employees, consultants and other parties.  There can be no assurance that these agreements will not be breached, that ZMS will have adequate remedies for any breach or that these trade secrets will not otherwise become known to or independently developed by competitors.

The commercial success of Zecotek may depend upon its products and services not infringing on any intellectual property rights of others. If ZMS’s products infringe patents, trademarks or proprietary rights of others, ZMS could, under certain circumstances, become liable for damages, which could have a material adverse effect on the business and operations of ZMS.

Zecotek’s LFS product will compete with other established scintillation materials produced by larger, more established competitors, many of which have substantially greater financial, technical, manufacturing, distribution and marketing resources and name recognition than ZMS. In addition, other companies may in the future develop high-performance scintillation materials which are more effective than LFS. There is no assurance that ZMS will be able to compete successfully.

Subsequent Acquisition

On November 30, 2005 the Company entered into an Asset Purchase Agreement with Zecotek Laboratories Inc. (“Labs”) pursuant to which the Company will acquire all the bio-photonic technologies (the “Technologies”) owned by Labs. The ten bio-photonics Technologies in development at Labs are part of its Medical Imaging Technologies Development Program (the ‘Imaging Technologies’) and its Medical Laser Technologies Development Program (the ‘Laser Technologies’). These Technologies are presently at various stages of development and/or pre-commercialization.

The agreement and the Form 5C have been filed with the TSX Venture Exchange and the completion of this contract is subject to regulatory and shareholder approval which at this date is still outstanding.

As consideration for these Technologies, the Company will:

a)

Pay to Labs $280,000 of which $110,000 has already been paid;

b)

Issue to Labs 11,750,000 common shares of the Company at a deemed price of $0.60 per ZMS Share; and

c)

Issue to Labs of 10% of the Class A Preferred Shares of any subsidiary of the Company into which the Technologies might be transferred at a later stage.

The transaction is a non arm’s length transaction as Labs is a wholly owned subsidiary of Zecotek Holdings Inc. (“Holdings”) Dr. Faouzi Zerrouk, the CEO and a director of the Company, controls Holdings and on the closing of the transaction will control, directly and indirectly, 14,160,000 common shares representing 52.1% of the shares outstanding on the closing. Dr. Zerrouk declared his interest in the transaction and abstained in the voting on the transaction by the Board. The transaction will be exempt from the formal valuation and minority approval requirements set out in TSX Venture Policy 5.9 as the transaction is supported by a control block holder who is arm’s length to Dr. Zerrouk.

Most of the value for the Technologies can at the present time be attributed to the technologies nearest to market introduction, namely the 3D Display (an Imaging Technology) and the bio-instrumentation laser for drug research (a Laser Technology). Supplemental details on the targeted markets for these two technologies are provided below.

The agreement is subject to conditions including the execution of employment or consulting agreements with the scientist and others who are developing the Technologies, the appointment of one of Lab’s nominees to the Board of the Company at the upcoming Annual General Meeting for the Company, the appointment of a further two Lab nominees on the closing of the transaction and the issuance of 1,800,000 options to the incoming directors, officers, employees and consultants exercisable at $0.75 per share.

No finder’s fee will be paid with respect to the acquisition and the acquisition is subject to shareholder and regulatory approval.

Background and Overview

The Company entered the medical imaging field in December 2004 by acquiring the LFS scintillation material (the “LFS”) from Holdings.  At that time, the Company indicated that the LFS would be targeted principally to manufacturers of PET (Positron Emission Tomography) and PET-CT scanners. These manufacturers employ scintillation materials in PET-CT scanners as the medium to capture diagnostic pictures resulting from gamma radiation emanating from patients undergoing testing in respect of oncology, heart and neurological diseases, among others.

Concurrently with the LFS, the Company acquired a right of first refusal to purchase the other bio-photonic technologies in development since 2003 by Holdings, now represented by Labs, its wholly-owned subsidiary.

The present acquisition is also particularly significant in that (a) it is exhaustive of all bio-photonic technologies in development at Labs, and (b) it provides that all future technology development work or programs by the scientists of Labs in the field of bio-photonics will in the future be conducted directly by and within the Company. In order to give effect to this, the bio-photonics scientists of Labs will at the time of closing join the Company as employees or consultants thereof, to focus their time exclusively on the Company. The transaction provides the necessary leverage for the Company to develop the Technologies as well as any future generations of medical technologies.

In addition to the LFS which will be introduced to the market in 2006, as further noted below, the Company expects to introduce two of the Technologies to market in 2006 and 2007, namely the bio-instrumentation laser for drug research and the 3D display.  Other market introductions in following years will depend on variables such as the continued success of the project development work, the eventual performance of the completed technologies and the timing of regulatory approvals of medical devices.

The Technologies

A.

Introduction

Recent news in the medical imaging field point to two significant trends. First, as illustrated by the recent purchase by Siemens Medical Solutions of CTI Molecular Imaging Inc., manufacturers of imaging devices are seeking greater horizontal and vertical integration to address the promising imaging market from multiple technological platforms and commercial avenues. Second, as medical imaging markets are very price-sensitive due to restraints imposed on the reimbursement by government authorities of medical services, manufacturing cost reduction optimized for high resolution performance characteristics remains an ongoing objective. The latter objective was adopted by the Company in releasing the LFS scintillation material earlier this year.

In order to participate more fully in the growing imaging market and formally establish a medical imaging division of greater scope and depth, the Company is acquiring medical imaging technologies that are consistent with the prevailing trends.

Similar to the medical imaging market, medical instrumentation manufacturers and users are engaged in the pursuit of better efficiencies without significant cost increases. In the laser space, the industry is focusing on smaller size, ease of use, stability, beam quality and cost.  This has been confirmed by discussions with laser manufacturers.

To address the present market needs as well as the anticipated needs for advancement in the next decade, Labs has since 2003 been conducting research and development programs targeted to addressing two anticipated market evolutions in the medical laser markets. The first evolution is from the present gas lasers to solid state lasers/ fibre lasers, anticipated to drive the markets in the next three to five years; the second from solid state lasers/fibre lasers to thin film waveguide micro lasers, which the Company hopes to introduce thereafter. By acquiring the current work of Labs, the Company is positioning itself to hopefully address the needs of the medical laser markets for the next decade by formally establishing a medical laser division.

Patent applications have not yet been filed for any of the following technologies except the 3D Display. Patent filings are however a priority and will be made in consultation with its advisors.

B.

The Medical Imaging Technologies Development Program

The Medical Imaging Technologies Development Program of Labs presently has four projects under development.

1.

 The 3D Display Project

Just as the change from black and white displays to color displays produced a revolution in the display market, and just as users are now responding to presently occurring vast changes in the display market (LCDs, flat screens, and plasma among others), the Company believes that an effective introduction of 3D display screens to replace the present 2D displays should cause users to respond to the new technology, provided the product performs well and is priced adequately.

The worldwide electronics industry has over the past few years deployed significant resources to the development of a suitable 3D display technology for the general market. Among research groups focusing on 3D is the Japanese 3D consortium, formed of over one hundred corporate members, to respond to a 3D market estimated in the billions of dollars in Japan alone, including 3D displays.

With its 3D display, the Company hopes to be recognized as one of the first groups in the world that has created a 3D display capable of various applications and wide market appeal. The proprietary 3D display being built by Lab’s uses off the shelf components, but incorporates advanced parameters. The display is compact in design and uses low power consumption. Glasses are not required to enjoy the 3D images and allows for a wide viewing angle. It also includes 2D viewing capabilities.

One of the expected applications of the 3D display should be in medical imaging. With the US 3D diagnostic imaging market predicted to exceed revenues of $1.0 billion by 2009 according to a market report published by Frost & Sullivan, the Company hopes to enter the lucrative market by providing the medical 3D imaging industry and eventually consumers at large with a truly complete 3D solution capable of handling large amounts of 3D data and providing 3D output.

Aside from medical imaging, the Company anticipates that the 3D display could eventually be introduced to other markets, including geology (analysis and appraisal of satellite images or maps), 3D (Video) animations (presentation), 3D workstations / CAD applications, computer games and the gaming industry, design and architecture applications, military applications, simulators and navigation (also possible for civilian applications), aerial mapping (tactical maps) and air-traffic control.

The Company anticipates that the 3D display will be brought to market through various licensing arrangements addressing each of the suitable target markets. At the present time, the Company is not in a position to predict in which of the target markets the 3D Display will first be released. The target market analysis will be addressed in 2006 upon completion of the initial prototypes and the first ensuing discussions with display manufacturers.

An international patent application has been filed.

2.

The Joint Silicon Photo-Multiplier/Green Crystal Project

Labs has been pursuing the development of a new, compact and cost effective photo-detector as a proposed substitute for the bulky and expensive PMT (Photo Multiplier Tubes) presently used in the PET-imaging. The objective of the program is to develop a new Silicon Photo-Multiplier (SiPM) that could detect very small signals, even individual photons, and complement the Company’s scintillation material development program. The objective is the development of a functional SiPM with the highest operation efficiency.

Together with its development work on this new SiPM, Labs has extended its scintillation program to include a new green light emitting scintillation crystal that matches the central spectral line of the SiPM. The new green scintillation crystal is targeted as a next generation material for medical imaging. Work on this material is proceeding well with the result that initial market sampling could be conducted as of 2007 to gather customer reactions.

The Company views this joint program as offering significant potential benefits to the industry. The scintillation material, together with the photo-detector, typically constitutes 50 to 65% of the manufacturing cost of a PET-CT scanner. PET-CT manufacturers are looking for an alternative to PMTs. The SiPM is an alternative to these devices and, together with the green crystal would be addressed to a market in excess of US $500 million annually.

In addition, the combined use of the Company’s green scintillation material and of a SiPM would permit for an integrated PET- MRI imaging machine, otherwise too cumbersome to design using the existing PMTs. PMTs are highly sensitive to the effect of the magnetic field from the MRI as opposed to SiPMs.

Furthermore, initial indications are that a combined “green crystal + SiPM” could make PET medical imaging systems and many other gamma cameras currently dependent on scintillation crystals more affordable and more easily manufactured. The use of the combined “green crystal + SiPM” could also allow for the development of smaller dedicated PET devices, specific to particular areas of the body such as the brain, breast, limbs, torso and feet.

3.

The PET-MRI

Labs has been conducting research on the development of an integrated PET and MRI scanner program. While the combination of PET and CT scanners has been achieved by manufacturers, a satisfactory fusion of the PET and the MRI has not. The PET-MRI combination is being pursued as it could allow better performance and system integration. In addition, a combined PET and MRI imaging could deliver important breakthroughs both in the accuracy of the collected data and in the variety of clinical applications which are currently inaccessible with separate systems. For instance, the combined system can dynamically compensate for motion blur during the PET scan, which takes much longer than the MRI one.

4.

 The Light Source for Optical Coherence Tomography (OCT)

Optical Coherence Tomography (OCT) is a rapidly developing branch of optical non-destructive imaging that uses light detection techniques to obtain high sensitivity, high-resolution range information. The primary field of application of this technique, attracting growing interest of specialists, is in medicine because of the possibility to study samples in vivo. OCT performs high-resolution, cross-sectional tomography imaging of the internal microstructure in materials and biologic systems by measuring backscattered or back-reflected light. Labs is working closely with the University of British Columbia to develop an efficient broad-band light source for OCT based on Multiple Quantum Well (MQW) approach.  The goal of this project is a compact and low-cost device that combines the advantages of Super-Luminescent Diodes (SLD) with high output power and wider bandwidth.

C.

The Medical Laser Technology Development Program

The Medical Laser Technologies Development Program of Labs is presently focused on six projects.

1.

The bio-instrumentation laser for drug research

Labs is in advanced stages of development of a Diode Pumped Solid State (DPSS) laser operating at a wavelength of 488nm. This product is a substitute for the present gas-powered argon laser in the growing biomedical instrumentation market.

Genetic engineering, the development of new pharmaceuticals and testing for infectious diseases have been major drivers of the growth in biomedical instrumentation for the life sciences and clinical diagnostics. Many of these instruments use optical or laser-related technologies. Instrumentation for the life sciences market is sold to users who perform basic research, biological research, pharmaceutical research and forensic human identification. The instruments are used to study cellular materials such as genes (genomics) and proteins (proteomics), for later use in clinical diagnostic and drug discovery applications.

The Company hopes to develop a laser having a fraction of the volume, of the weight and of the footprint of argon lasers, while delivering the same wavelength and quality of output laser beam, with high reliability (double the lifetime) and greater power efficiency. Moreover, the Company is targeting the use of a design that would take the product’s manufacturing cost to less than that of the argon laser.

The 488nm laser is presently in its prototype finalization phase. The prototype will be tested for parameter stability and performance characteristics. Manufacturing will either be subcontracted or manufactured in house. The Company’s goal is to launch the product in North America in the third quarter of 2006, and then in Asia and Europe. The largest applications for the Company’s 488nm blue laser should be in biomedical instrumentation, DNA Sequencing, Flow Cytometry, and Scanning Laser Microscopy.

The Company will be exploiting the technology that led to the 488nm Solid State laser to develop configurations of lasers that cover most of the blue and green wavelength. Figures show that the overall market for solid state lasers already exceeded $1 billion in 2003 and the growth in this market segment has continued to exhibit consistent growth since then.

2.

The Ophthalmic Laser Project

It is estimated by some industry sources that 50-60% of the population in North America, Western Europe and parts of the Asian Pacific region require some type of vision correction. To date, the vision correction industry has penetrated less than 6% of the United States population eligible for laser eye surgery. At present, there are mainly two ways to deal with vision correction: (1) using corrective eye glasses and/or contact lenses and (2) laser eye surgeries, handled mainly by excimer lasers. The Company hopes to provide an alternative to excimer lasers and thereby decrease the costs to surgeons, clinics, and patients indirectly, by introducing a DPSS laser system for eye surgery.

 3.

The UV Laser for the treatment of Tuberculosis

Tuberculosis remains a serious infectious disease, particularly in certain areas of the world, including parts of Africa, Eastern Europe and Asia. But, as we have recently seen with SARs, managing infectious diseases is a global problem, meaning that North America and other industrialized parts of the world are not immune to TB. Of particular concern is a strain of tuberculosis that has proven to be resistant to drugs. Known as Multi Drug Resistant TB, this disease requires long term drug management with poorly tolerated and very expensive regimens. The Global Alliance for TB Development estimates that the TB drug market will grow from roughly $440 million in 2000 to approximately $700 million by 2010. But the ability of new drugs to alone deal with the growing TB problem is questionable.  According to the Global Alliance for TB Development, there are currently approximately 27 products in development for the treatment of TB worldwide. Labs has been developing a medical protocol that involves the combination of UV laser light and the drugs to achieve a more efficient and less costly solution to treating TB. This laser system is in pre-prototype stage and, as such, early phase of development.

4.

The Heart Revascularization Laser Project

Transmyocardial Revascularization (TMR) is a procedure that involves laser drilling of 20 to 40 channels in the left ventricle of the patient’s heart in order to increase the blood flow through the heart muscle and to stimulate the growth of small capillaries that also improve the blood circulation in the heart. It is used to relieve a variety of conditions, including severe angina or ischemia (deficient blood supply to the heart muscle). It is also used in conjunction with bypass surgery. Presently, the industry employs CO2 lasers to perform TMR procedures. Labs has been developing a solid-state medical system for heart revascularization. Ongoing work is targeted to making the system more compact and lightweight than CO2 lasers, and to be more efficient at reducing the heat-affected areas during operation.

5.

Green and Blue Fibre Lasers Project

While the Company intends to focus its laser instrumentation program on DPSS lasers for a minimum of five years, it believes that fibre lasers will eventually displace solid state lasers. A fiber laser has a wave guide structure where the inner fiber material is itself the active medium that is used for laser generation. Fibre lasers have very good beam characteristics and allow high output powers.

This use of laser devices made with optical fibres as the active medium present a number of advantages over more traditional bulk crystal design in that they have a natural 100% coupling efficiency to fibre, they suffer much less from heating and they do not require cooling systems which are as powerful and sophisticated. Fibre lasers also have a very promising potential for high-power devices, including the displacement of high power water-cooled argon.  Labs has been conducting extensive research programmes in fibre optics lasers for the past three years. To date, Labs has been completing a proof of concept of a fibre laser to serve this purpose. The largest markets for these lasers should be in instrumentation, medical treatment and research systems.

6.

The Thin Film Lasers Project

In January 2005, Zecotek Labs entered into a Collaborative Research Agreement with the University of British Columbia (UBC) to develop a new fabrication technique for miniature lasers using well established techniques of producing semiconductors. The long term objective is to integrate this technology in the manufacture of micro lasers for medical, industrial and research applications. This project is bringing together the experience of the Labs’ scientists and that of the Advanced Materials and Process Engineering Lab at UBC. Labs is contributing its experience in developing high quality laser materials and designing advanced configurations of solid state lasers. The team from UBC is bringing its expertise in the growth of epitaxial films. The project aims at developing new waveguide structures that will generate better performing and lower cost lasers which will offer advantages over both DPSS and fiber lasers. Pursuant to the agreement with UBC, the intellectual property will be exploited exclusively by the Company through a license subject to the payment of a royalty to UBC. No patent application has yet been filed in respect of this technology.

D.          Budget

To continue the above-described Medical Imaging and Medical Laser Research Programs, the Company expects to incur the following costs in the first half of 2006:

Research and Development - Crystal	$230,000
Research and Development – Lasers	35,000
Research and Development – 3D Display	140,000
Research and Development – Fibre Lasers	62,000
Research and Development – Salaries	300,000
Working Capital	400,000
Total	$1,167,000

The Company intends to complete a financing in March of 2006 in order to raise the necessary funds to meet its financial requirements.

E.        Annual General Meeting and Changes to the Board of Directors

On December 28, 2005, the Company held its annual general meeting. At this meeting, the Company approved that the present Board of Directors increase to six members from the present five members and that Mr. Michel Coderre become the sixth director.

Mr. Coderre co-founded Holdings in 2002 with Dr. Faouzi Zerrouk. Mr. Coderre is a lawyer (member of the Bars of Ontario and Quebec) as well as a Chartered Accountant. After completing his accounting and law degrees in 1985, Mr. Coderre joined the federal Department of Finance in 1985 where he mostly served as Assistant Departmental Secretary and as a Special Assistant to the Deputy Minister of Finance. In 1988, he joined the law firm Stikeman, Elliott in Montreal where until 1996 he practiced as a tax attorney. In 1998, after two years in private practice with another firm, he joined the international law firm Coudert Brothers as a partner and then as Managing Partner of the Montreal office in 2001 where he focused on domestic and international corporate, tax and technology law. Mr. Coderre was ranked by Lexpert as one of the top tax attorneys in Canada. From 2002-2005, Mr. Coderre served as Chief Executive Officer of Holdings. He has since 2005 been a consultant to Labs. Mr. Coderre brings to the Board his experience in finance, law, and government relations.

D. Property, Plants and Equipment

The Company has an office at Suite 2250-1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3. Commencing February 1, 2005 the Company began paying $1,500 per month on a month-to-month lease for its head office location. It also signed a 3-year lease agreement in November 2004 for its new office and research facilities at UBC and by July 31 had paid $37,000.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Results of Operations for the Year Ended July 31, 2005 Compared to July 31, 2004

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s annual audited financial statements and related notes.

The Company had a consolidated net loss for the year ended July 31, 2005 of $1,342,601 (2004 - $84,045). It is difficult to make a meaningful comparison between the two fiscal years. In the prior year the Company was relatively inactive, focusing its attention on finding a new project. All the Company’s original subsidiaries were inactive and all were formally abandoned in fiscal 2005. During fiscal 2005 the Company paid $1,636,333 for the acquisition and ongoing development of crystal technologies. The Company also entered into a Letter of Intent with Zecotek Holdings Inc. to acquire certain additional technologies. Cash advances of $947,665 were made to fund the ongoing research and development of these technologies. The remaining loss relates to expenses incurred in relation to the Short Form Offering and the asset purchase, and the set up and ongoing operations of the new office at the UBC location.

On December 31, 2004, the Company completed its Short Form Offering of 3,000,000 Units for gross proceeds of $1,500,000. The funds enabled the Company’s subsidiary, Zecotek Crystals Inc., to complete its Asset Purchase Agreement with Zecotek Holdings Inc. on December 31, 2004 whereby Crystals acquired certain crystal technologies for a total cost in cash and shares of $1,636,333.This acquisition along with additional expenditures during the year of $151,960 constitutes a large part of the increase of assets on the Balance Sheet for this year. In addition to the Short Form Offering, the Company completed two private placements and received funds from the exercise of warrants for a total of $1,717,875. At July 31, 2005 the Company had $1,122,598 in cash for ongoing working expenses.

Analysis of some of the more significant expenses is as follows:

Research and Development expenses were $875,325 (2004 – nil). These expenses were recorded as balance sheet items in prior quarters. The Company paid $551,166 for research contracts for the further development of its crystal technology. As consideration of the Letter of Intent to purchase additional technologies, the Company paid $324,159 in non-refundable payments made up of $182,599 for research contracts, $40,438 for a joint research and development contract with UBC and $101,122 for equipment.

Amortization expense was $9,692 (2004 - $3,533). The Company purchased office furniture and equipment including computers to set up its new UBC office. The Company entered into an office lease for the UBC office and incurred leasehold improvements.

Legal and professional fees were $204,205 (2004 - $38,964) Legal fees were $88,729 (2004 – $12,746) relating to work done regarding the Short Form Financing and Acquisition of Assets and work done on the Lasers Letter of Intent and Business Plan. Accounting fees were $31,084 (2004 - $9,120) for work done regarding the Acquisition and the year-end audit. Filing fees were $50,743 (2004 - $17,098), for various filings with the TSX, BCSC and news release dissemination relating to the name change and Financings. In addition there were transfer agent costs regarding escrow agreements, the exercise of 1,494,500 warrants and the issuance of shares pursuant to a private placement and the Short Form Offering. Consulting fees were $33,649 (2004 – nil) for work done in relation to the Short Form Offering.

Administrative expenses were $139,881 (2004 - $5,082). $15,000 (2004 – nil) was paid in Sponsorship fees in relation to the SFO. Rent expense was $47,204 (2004 – $533). Commencing February 1, 2005 the Company began paying $1,500 per month on a month-to-month lease for its head office location. It also signed a 3-year lease agreement in November 2004 for office and research facilities at UBC and by July 31 had paid $37,000. Travel and Entertainment was $40,139 (2004 – nil) for travel undertaken by the Agents relating to the Financing to meet with investors, travel to UBC by Russian scientists and travel by directors to attend Board meetings. Administrative expenses were $37,538 (2004 -$4,549). The increase relates primarily to the set up and ongoing expenses incurred at the new UBC office/lab location from January 1, 2005 onward. This includes printing new stationery, purchasing office supplies, and increased postage and courier and bank fees. The UBC office purchased technical periodicals and publications for $6,134. Also included is $4,454 for 6 parking spaces at UBC and one parking space at the head office location.

Salaries and benefits were $44,691 (2004 – $26,890) for in-house bookkeeping and for compensation for the Company’s CFO commencing April 1, 2005.

Stock-based compensation expense of $72,917 (2004 – nil) on 1,360,000 options granted during the year.

Significant Events

In August 2004 the Company completed a Private Placement of 200,000 Units at $0.50 per Unit for net proceeds of $100,000. Each Unit consisted of one common share and one share purchase warrant convertible to one common share at $0.50 until August 9, 2005.

On December 31, 2004, the Company completed its Short Form Offering of 3,000,000 Units for gross proceeds of $1,500,000 less $152,000 issuing expenses. The Offering was priced at $0.50 per Unit, with each unit consisting of one common share and one-half non-transferable share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share for a period of six months at a price of $0.75 per share. An additional 145,000 common shares were issued as payment of commission.

On December 31, 2004, the Company’s subsidiary, Zecotek Crystals Inc., completed its Asset Purchase Agreement with Zecotek Holdings Inc. (“Holdings”) and acquired certain intellectual properties for a total cost in cash and shares of $1,636,333.(“COB”)  pursuant to Policy 5.2.

In January 2005 the Company granted 1,360,000 share purchase options at an exercise price between $0.50 and $0.70 per share, which expire between December 30, 2009 and January 19, 2005.

In January 2005 the Company legally abandoned its inactive subsidiaries: O-Tooz Energie Group Inc., OnlineConsortium.com Inc., FilmIndustry.com Inc, and DJscene.com Inc.

On February 10, 2005 the Company’s name was changed to Zecotek Medical Systems Inc. Its new trading symbol is “ZMS”.

On February 18, 2005 the Company completed a Private Placement of 900,000 Units at $0.60 per Unit for net proceeds of $540,000. Each Unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitled the holder to purchase one common share at $0.90 until August 4, 2005. These warrants expired unexercised.

In April 2005 the Company entered into a Letter of Intent with Zecokek Holdings Inc. whereby ZMS will acquire new bio-photonic technologies by way of a new asset purchase agreement, pursuant to which the Company paid a cash advance of $80,000 to Zecotek Holdings.

In June 2005, 1,484,500 warrants were exercised and 10,000 warrants were exercised at $0.50 per share for total cash proceeds of $1,118,375.

Subsequent Events

On August 4, 2005 and pursuant to a private placement of August 2004, 200,000 warrants were exercised at $0.50 per share for gross proceeds of $100,000.

On August 9, 2005, 450,000 warrants at $0.90 per share expired unexercised.

On August 30, 2005, 2,500 agents’ warrants were exercised at $0.50 for gross proceeds of $1,250.

On September 13, 2005, 600,000 options were granted at $0.75 per share that expire on September 13, 2010.

On November 1, 2005 and pursuant to a private placement of November 6, 2003, 200,000 warrants were exercised at $0.34 per share for gross proceeds of $68,000.

On November 30, 2005 the Company signed an Asset Purchase Agreement with Zecotek Laboratories Inc.

Results of Operations for the Year Ended July 31, 2004 Compared to July 31, 2003

Zecotek had a consolidated net loss form operations for the three and twelve months ended July 2004 of $32,391 and $84,045 compared to $10,065 and $80,280 for the three and twelve months ended July 2003.

Zecotek had a net loss for the three and twelve months ended July 2004 of $25,270 and $72,792 compared to $14,226 and $70,019 for the three and twelve months ended July 2003. The increase during the fourth quarter 2004 is due to additional legal fees (2004 - $10,582 compared to 2003 – $513) generated by work done in regard to the acquisition of certain assets from Zecotek Holdings. However, the net losses for both years are on par. An analysis of the various expenses for the 12 months ended July 2004 compared to July 2003 is as follows:

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

OnlineConsortium.com, Inc. and FilmIndustry remain inactive and as a result, expenses for the period are minimal. The companies reported a combined net loss of $1,578 for the year compared to $3,015 for the same period ended 2003. The expenses are for general office expenses. FilmIndustry has not realized any income.

Significant Events

After continuing to work on the DJscene website for the last year without compensation because of the shortage of working capital, Justin Leigh, President of DJscene, determined that he was unable to continue. As the website would no longer be updated, Zecotek decided to take down the DJscene website. Accordingly, in September 2003, operation of the site was halted and it is unlikely Zecotek will be able to obtain the funding needed to re-implement the site. There were no direct costs and there will be no future costs associated with the discontinuance of operations of this subsidiary.

On November 6, 2003, Zecotek completed a non-brokered private placement consisting of 200,000 units at a price of $0.26 per unit and received $52,000 to be used for general working capital. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share for a period of two years at an exercise price of $0.34 per share.

On November 6, 2003, 115,000 warrants were issued at $0.22 per share for proceeds to Zecotek of $25,300 to be used for general working capital.

On November 6, 2003, 50,000 options were exercised at $0.15 per share for proceeds to Zecotek of $7,500 to be used for general working capital.

On December 18, 2003, Zecotek held its Annual General Meeting. At that time Grant Macdonald, Shirley Kancs and Dean Claridge were elected Directors for a term of one year. Subsequently, Mr. Macdonald was appointed President and Ms. Kancs was appointed Secretary. Shareholder approval was sought and granted to amend the investment strategy of Zecotek to include a broader range of potential investment opportunities and to select those which management believes will yield the best overall results. These opportunities will be in a wide variety of industries and sectors, but can all be classified as “venture capital” opportunities. Zecotek had focused on investment in technology companies and internet startups. The investment strategy will now be to choose from a wider variety of opportunities, making investments where warranted at the determination of management.

Results of Operations for the Year Ended July 31, 2003 Compared to the Year Ended July 31, 2002

Zecotek individually had a loss for the three months and twelve months ended July 2003 of $14,227 and $70,019 respectively, compared to $32,103 and $120,542 for the three and twelve months ended July 2002. The expenses for the twelve month period to July 2003 were reduced by $50,523 compared to the same period for 2002. This decrease comes from a reduction in accounting fees, rent and salaries over last year due to continued cutbacks caused by the Company’s ongoing budgetary concerns.

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

Significant Events

The Company held its Annual General Meeting on December 10, 2002 and Grant Macdonald, Shirley Kancs and Dean Claridge were elected Directors. Subsequently, Mr. Macdonald was appointed President and Ms. Kancs was appointed Secretary. Shareholder approval was sought and granted to change the name of the Company if required. Shareholder approval was also sought and granted to convert 218,751 of the Company’s escrowed shares from a performance based to a time-based formula. Regulatory approval was received on January 7, 2003. These shares are now being released over a 72-month period.

On December 13, 2002 the Company received regulatory approval for a Debt Settlement Arrangement. The Company issued 2,412,300 shares at $0.15 per share in exchange for the settlement of three outstanding debts totaling $365,845, the largest amount being the loan owed to Brett Holdings Ltd. in the amount of $355,620.

On January 10, 2003 regulatory acceptance was received for a Non-Brokered Private Placement of 165,000 Units at a price of $0.20 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share at a price of $0.22 per share for a one-year period. Proceeds to date from the Private Placement totaling $44,000 was used for general operating expenses. At July 31, 2003 the Company had 5,786,834 issued common shares.

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

B. Liquidity and Capital Resources

Year Ended July 31, 2005 Compared to July 31, 2004

The Company has suffered recurring losses from operations and currently does not have any revenue producing assets. Its ability to conduct operations, including the development of its new technology and the acquisition of additional technologies is dependent on its ability to raise funds as needed.

On December 31, 2004 the Company completed its Financing for gross proceeds of $1.5 million. At July 31, 2005 the Company had a consolidated cash position of $1,122,598 and working capital $1,146,582 compared to a consolidated cash position of $28,754 and a working capital deficiency of $30,473 at July 31, 2004.

At July 31, 2005 the Company had 15,033,341 common shares issued and outstanding. At July 31, 2005, exercisable outstanding options and warrants represent a total of 3,290,000 common shares issuable for proceeds of $1,926,600 if the options and warrants are exercised in full. The exercise of these warrants is completely at the discretion of the holders and the Company has no indication that any of these options or warrants will be exercised. On August 9, 2005, 450,000 warrants at $0.90 per share expired unexercised.

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

Year Ended July 31, 2003 compared to July 31, 2002

At July 31, 2003 Zecotek had a consolidated cash position of $677 and a working capital deficiency of $74,337. Zecotek completed a private placement in January 2003, resulting in the issuance of 165,000 shares of Zecotek for proceeds of $33,000. In March 2003, 50,000 warrants were exercised for additional proceeds of $11,000.

Zecotek has suffered recurring losses from operations and its ability to continue as a going concern is dependent upon many factors, including the ability of Zecotek to obtain financing to fund working capital requirements, the degree of competition encountered and general economic conditions. Additional financing is required to develop and market the products and services of its subsidiaries. Management’s plan in this regard is to raise equity financing. In the interim, operating loans have been received as needed from Brett Holdings Ltd., but Brett Holdings is under no commitment to continue to fund the existing overhead. Zecotek’s continuance is dependent upon its ability to obtain additional financing to cover its operating expenses.

C. Research and Development, Patents and Licenses, etc.

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

In July 2004, Holdings received a preliminary search report from the International Patent Office in Geneva confirming that all of the 21 claims were found to be novel and to have industrial application.

D. Trend Information

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

E. Off-Balance Sheet Arrangements

As part of the Company’s ongoing business, it does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities or SPE, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of July 31, 2005, the Company was not involved in any unconsolidated SPE transactions.

F. Tabular Disclosure of Contractual Obligations

The Company has a lease agreement for the rental of office space at UBC. The lease expires February 23, 2008. The future minimum lease obligations are as follows:

2006

$    73,793

2007           73,793

2008

      43,046

$  190,632

The Company and its wholly-owned subsidiary, Zecotek Crystals Inc. entered into a research and development agreement with Zecotek Laboratories Inc. (“Labs”) by way of a Support Agreement dated January 1, 2005. Labs will provide research and development services necessary for the further development of the Company’s technology for a monthly fee of $95,483 plus GST, which will increase as new scientists are hired. This agreement is in effect for one year unless otherwise terminated.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The members of the board of directors and senior officers of the Company including a brief biography of each are as follows:

Upon closing the Acquisition, in January 2005 Dr. A. Faouzi Zerrouk began working full time with ZMS and acts as the Company’s Chairman, CEO and Director. He leads the Company in the development and commercialization of the LFS technology.

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

In 1989, Dr. Zerrouk established the first foreign partnered, private, business oriented photonics research lab in the Ex-Soviet Union in Novosibirsk, Siberia, and then duplicated the same model in three prestigious research institutes in Moscow. Acting as a technology transfer advisor to the Ministry of Science and Technology to the Russian federation during the transition period, he worked on research and development strategies for the new economy with prominent members of the Russian Academy of Science. In this capacity, he coordinated many government projects in joint relations between Russia and other countries, including China, Germany, USA, Saudi Arabia and Egypt. From 1999 to 2002, he was Chairman and of Unified Technologies Advanced Research.

In July 2002, Dr. Zerrouk formed Zecotek Holdings Inc. (“Holdings”), a private Canadian research and development company with its head office at the University of British Columbia. It authors, creates and develops technologies from within its laboratories in Canada and Russia. Holdings focuses on four main technology areas: compact biomedical laser devices, new materials, photonic displays and alternative energies. Its commercialization strategy is through sub-contract manufacturing and licensing. Dr. Zerrouk, founder and majority shareholder of Holdings, is also its Chairman and Head of Science & Technology programs. He has been the Company’s Chairman, CEO and director since January.

Mr. D. Grant Macdonald has been a director of the Company since 1998 and President of the Company since September 2001. Mr. Macdonald was the Senior Vice President of Canaccord Capital Corp. from November 1998 to March 2005; Chairman of Hybridge Investment Management Inc. since June 1997; President and CEO of D. Grant Macdonald Capital Corp. since September 1993.

Ms. Shirley Kancs has been a director of the Company since December 2000 and Corporate Secretary and accountant for the Company since 1998. In addition, Ms. Kancs has been the accountant for Hybridge Investment Management since 1998 and Corporate Secretary since July 1999. She has been the accountant for Macdonald Capital since 1994 and Corporate Secretary since January 1998.

Mr. Michael Kidd, a Chartered Accountant, was appointed a director of the Company in January 2005. Mr. Kidd has been the CFO of Macdonald, Harris & Associates, a software development company, since February 2004. He was employed at Finance-Pacific Forest Products from July 2002 to November 2003 and prior to that was Director of Finance at CITIC New Zealand Ltd from 1999 to 2002. Mr. Kidd has accepted the appointment as Chairman of the Company’s Audit Committee.

Mr. Erich Sager of Zurich, Switzerland was appointed a director of the Company in January 2005. Mr. Sager holds a business degree from the School of Economics and Business Administration in Zurich. He is a director of several companies and has years of experience as an Investment Banker to public companies. He gives the Company a strong and reputable presence throughout Europe. Mr. Sager was also appointed as the second outside member of the Company’s Audit Committee.

Currently the directors do not receive any fees or remuneration for being directors of the Company but will be reimbursed for actual and reasonable out of pocket expenses incurred for attending board and committee meetings. Directors are eligible to receive stock options granted by the board.

The Company does not have an executive committee at this time.

B. Compensation

The following table contains a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Position of Principal	Fiscal Year Ending	Salary ($)(5)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts($)	All Other Compen-sation ($)
Dr. F. Zerrouk CEO Chairman	2005 2004 2003	$105,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	620,000(3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
D. Grant Macdonald CFO, President	2005 2004 2003	$20,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000(4) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

“SAR” or “stock appreciation right” means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company. No SARs have been issued by the Company.

(2)

“LTIP” or “long term incentive plan” means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)

Of these options, 560,000 options are exercisable at a price of $0.50 per share until December 31, 2009 and 60,000 options are exercisable at a price of $0.70 until January 18, 2010.

(4)

These options are exercisable at a price of $0.70 until January 18, 2010.

(5)

Dr. Zerrouk began receiving a salary on January 1, 2005 and Mr. Macdonald began receiving a salary on April 1, 2005.

Securities Authorized for Issuance under Equity Compensation Plans

In December 2004, the Board of Directors of the Company created the Company’s Stock Option Plan (the “Plan”) for its directors, officers, employees and consultants and those of its subsidiaries. Pursuant to the Plan, a maximum of 2,525,000 of the Common Shares of the Company will be available for the issuance of stock options. The Plan provides that the term of the options shall be fixed by the Board of Directors of the Company. The exercise price of an option shall not be less than the Market Value of the Shares as of the grant date. The options vest in accordance with resolutions as determined by the Board.

During the most recently completed fiscal year, 1,360,000 options to purchase Common Shares were granted pursuant to the Plan and all remain unexercised.

The following table provides information as of the Company’s most recently completed fiscal year-end of July 31, 2005 with respect to compensation plans under which equity securities of the Company are authorized for issuance:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	©
Equity compensation plans approved by securityholders	1,360,000	$0.58	1,165,000
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	1,360,000	$0.58	1,165,000

Pension Benefits

The Company currently has no pension benefits arrangement under which the Company has made payments to the directors and senior officers of the Company during its most recently completed financial year or intends to make payments to the Company’s directors and senior officers upon their retirement (other than the payments set out above and those made, if any, pursuant to the Canada Pension Plan or any government plan similar to it).

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no compensatory plan or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that officer’s resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a subsidiary or a change in the Named Executive Officer’s responsibilities following such a change of control.

Other Benefits

The Company did not pay any remuneration (other than the payments set out above and those made pursuant to the Canada Pension Plan or any government plan similar to it) pursuant to any existing plan or arrangement during the Company’s most recently completed financial year to the directors and senior officers of the

Company, as a group, directly or indirectly. The Company does not propose to make any payments, directly or indirectly, in the future to the directors and senior officers of the Company, as a group, pursuant to such a plan or arrangement.

Directorships

The following directors are presently directors of the other reporting issuers listed below:

Director	Reporting Issuer
Erich Sager	Biomarin Pharmaceutical Inc.
Erich Sager	Scandinavian Gold Ltd.

C. Board Practices

Statement of Corporate Governance Practices

Corporate governance relates to the activities of the board of directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company’s general approach to corporate governance, summarized below as required by Form 58-101F2, is appropriate and substantially consistent with objectives reflected in National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”).

Board of Directors

The directors of the Company are elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting at which time they may be re-elected or replaced. The Company’s officers are appointed by the board of directors and hold office indefinitely at the pleasure of the board. The Board of Directors presently consists of five directors.

The articles of the Company permit the directors to appoint directors to fill any casual vacancies that may occur on the board. The articles also permit the directors to add additional directors to the board between successive annual general meetings so long as the number appointed does not exceed more than one-third of the number of directors appointed at the last annual general meeting which was four members. Individuals appointed as directors to fill casual vacancies on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

Currently our directors do not receive any fees or remuneration for being directors, but will be reimbursed for actual and reasonable out of pocket expenses incurred for attending board and committee meetings. Directors are eligible to receive stock options granted by our board.

The Guidelines recommend that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with the issuer. A “material relationship” means a relationship which could, in view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment. Refer to section 1.4 of the Multilateral Instrument 52-101 Audit Committees, for further clarification of the meaning of “independent” and “material relationship”.

The Board is currently composed of five directors, two of whom (Kidd and Sager) are independent. The remaining directors are not considered to be independent since they serve as officers of the Company.

Orientation and Continuing Education

The Board has not yet adopted a Corporate Governance Committee so has no formal orientation or continuing procedures.

Ethical Business Conduct

The Company has not yet adopted a written code of ethics that applies to all directors, officers, employees and consultants but anticipates completing one early in 2006. The Board prescribes a high standard ethical conduct in all dealings related to the affairs of the Company.

Nomination of Directors

The Board has not yet adopted a Compensation and Nominating Committee. New candidates are currently identified by the CEO and the CFO.

Compensation

Directors currently receive no cash compensation for services rendered in their capacity as directors of the Company. Incentive stock option grants and monetary compensation for the CEO are presently determined by the directors.

Audit Committee

In compliance with the TSX Venture Exchange Policy 3.1 “Directors, Officers and Corporate Governance” section 10.1, two of the Company’s independent directors, Michel Kidd, CA, employed in a software development business and Erich Sager of Zurich, Switzerland, an Investment Banker to public companies, along with Grant Macdonald the Company’s President, were appointed to the Audit Committee in January 2005. Mr. Kidd was then appointed Chairman of the Audit Committee. The third audit committee member is D. Grant Macdonald, the Company’s CFO. The Audit Committee will serve until the next Annual General Meeting at which time the new Board of Directors will appoint or re-appoint the Audit Committee.

Other Board Committees

Other than the Audit Committee, the Company currently does not have any standing committees.

Assessments

The CEO and CFO are responsible for assessing the adequacy and efficiency of the organizational structure of the Company and for making recommendations to the Board regarding corporate goals and objectives and the performance of management.

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company currently has one employee, a director, who handles the bookkeeping and is paid on an hourly basis.

The Company and its subsidiary, Zecotek Crystals Inc. entered into a research and development agreement with Zecotek Laboratories Inc. (“Labs”), a subsidiary of Zecotek Holdings Ltd., by way of a Support Agreement dated January 1, 2005. Labs will provide research and development services utilizing 9 scientists/employees working at the UBC location and 11 scientists working in Russia who are necessary for the further development of the Company’s technology. Labs’ receives a monthly fee of $95,483 plus GST which will increase as new scientists are hired. This agreement is in effect for one year unless otherwise terminated.

E. Share Ownership

The following table sets forth the names and municipalities of residence of all current directors and officers of the Company and its subsidiaries, their positions and offices within the Company, their principal occupations during the past five years, the periods during which each director has served as a director and the number of approximate number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them, as at the date of this document.

Name, Resident Country, Present Position(s) with Company (1)	Principal Occupation for the Past Five Years(1)	Date(s) Served as a Director	Common Shares & % Held as of November 16, 2005 (1)
DR. A. FAOUZI ZERROUK B.C., Canada Chairman, CEO, and Director

Chairman and CEO of ZMS since January 2005; Executive Chairman, President and Head of Research for Zecotek Holdings Inc. since July 2002; Chairman and CEO of Unified Technologies Advanced Research from 1999 to 2002.

		January 2005 to present	2,410,000 (5) 15.61%
D.GRANT MACDONALD(3) B.C., Canada CFO, President and Director

President of the Company since September 2001; Senior VP of Canaccord Capital Corp. November 1998 to March 2005; Chairman of Hybridge Investment Management Inc. since June 1997; President and CEO of D. Grant Macdonald Capital Corp. since September 1993.

		December 1998 to present	3,355,950 (2) 21.74%
SHIRLEY KANCS B.C., Canada Secretary and Director	Accountant for the Company since 1998; Accountant for Hybridge Investment Management Inc. since July 1997.	December 2000 to present	51,666 (6) 0.33%
MICHAEL KIDD(3,4) B.C., Canada Director	CFO of Macdonald, Harris & Assoc. from February 2004 to present; Director, Finance at Pacific Forest Products from July 2002 to November 2003; Director, Finance-CITIC New Zealand Ltd. from 1999-2002.	January 2005 to present	NIL(7)
ERICH SAGER(3) Zurich, Switzerland Director	Chairman & President of Calltrade Carrier Services AG in Zurich, Switzerland since 2000; partner of Belmont Capital AG until March 2005.	January 2005 to present	260,000(8) 1.68%

(1)

The information as to country of residence, principal occupation and number of shares beneficially owned by the director (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective director.

(2)

Of these shares, 2,982,133 are held by companies controlled by Mr. Macdonald. Of the total shares, 1,660,601 shares are held in escrow. Mr. Macdonald directly holds 200,000 options at $0.70 that expire January 18, 2010.

(3)   Member of Audit Committee.

(4)   Chairman of the Audit Committee.

(5)   2,400,000 of these shares are held by Zecotek Holdings Inc., a corporation of which Dr. Zerrouk owns 75% of the outstanding voting shares and 52.5% of the outstanding equity shares. Of the 2,400,000 shares, 2,280,000 are held in escrow. Mr. Zerrouk personally holds 560,000 options at $0.50 per share that expire on December 31, 2009 and an additional 60,000 options at $0.70 that expire on January 18, 2010.

 (6)   Of these shares, 15,834 are held in escrow. Ms. Kancs holds 100,000 options at $0.70 per share that expire on January 18, 2010.

(7)    Mr. Kidd holds 100,000 options at $0.70 per share that expire on January 18, 2010.

(8)    Mr. Sager holds 100,000 options at $0.70 per share that expire on January 18, 2010.

Options

The directors of the Company do not receive any cash compensation for services rendered in their capacity as directors of the Company. The Company compensates directors through the grant of stock options. During the fiscal year, the following stock options were issued to the Company’s directors other than the Named Executive Officers:

Date of Grant	Granted to:	No. of Options Granted	Exercise Price	Outstanding at July 31, 2005	Expiration Date
Dec.31/04	Dr. F. Zerrouk	560,000	$0.50	560,000	Dec. 31/09
Jan. 18/05	Dr. F. Zerrouk	60,000	$0.70	60,000	Jan. 18/10
Jan. 18/05	D. Grant Macdonald	200,000	$0.70	200,000	Jan. 18/10
Jan. 18/05	Shirley Kancs	100,000	$0.70	100,000	Jan. 18/10
Jan. 18/05	Michael Kidd	100,000	$0.70	100,000	Jan. 18/10
Jan. 18/05	Erich Sager	100,000	$0.70	100,000	Jan. 18/10
TOTALS		1,120,000		1,120,000

On September 15, 2005 the Company issued an additional 600,000 stock options to employees and consultants of the Company at $0.75 per share that expire on September 13, 2010. Subsequent to this grant, 565,000 shares are available for future issuance.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of July 31, 2005, he following table sets forth the beneficial ownership of the Company’s common shares by each person known by the Corporation to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually. CDS & Company, Toronto, Ontario, is a brokerage clearing house that at November 30, 2005 owned 9,938,548 (64.38%) common shares of the Company on behalf of beneficial owners. The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class
Common Shares	Dr. Faouzi Zerrouk	2,410,000(1)	15.61%
Common Shares	D. Grant Macdonald (3)	3,355,950(2)	21.74%

(1)

2,400,000 of these shares are held by Zecotek Holdings Inc., a corporation of which Dr. Zerrouk owns 75% of the outstanding voting shares and 52.5% of the outstanding equity shares. Of the 2,400,000 shares, 2,280,000 are held in escrow. Mr. Zerrouk personally holds 560,000 options at $0.50 per share that expire on December 31, 2009 and an additional 60,000 options at $0.70 that expire on January 18, 2010.

(2)

Of these shares, 2,982,133 are held by companies controlled by Mr. Macdonald. Of the total shares, 1,660,601 shares are held in escrow. Mr. Macdonald directly holds 200,000 options at $0.70 that expire January 18, 2010.

(3)

Member of Audit Committee.

As of July 31, 2005, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 6,077,616 shares, representing 40.42%. ZMS does not have an executive committee of directors.

As of November 30, there were 160 shareholders of record holding a total of 15,435,841 common shares of the Company.

To the best of the company’s knowledge, it is not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly.

B. Related Party Transactions

On December 31, 2004, the Company’s subsidiary, Zecotek Crystals Inc., completed its Asset Purchase Agreement with Zecotek Holdings Inc. whereby Holdings received $80,000 in cash and 2,400,000 shares of the Company in payment. Dr. A. Faouzi Zerrouk, founder and majority shareholder of Holdings, is its Chairman, President and CEO.

Subsequent to the completion of the asset acquisition, Dr. Zerrouk was appointed Chairman, CEO and Director of the Company. Directly and indirectly Dr. Zerrouk controls 2,410,000 common shares or 15.61% of the issued and outstanding common shares of the Company. In addition, he personally holds 560,000 options at $0.50 per share that expire on December 31, 2009 and an additional 60,000 options at $0.70 that expire on January 18, 2010.

The Company and its subsidiary, Zecotek Crystals Inc. entered into a research and development agreement with Zecotek Laboratories Inc. (“Labs”), a subsidiary of Zecotek Holdings Ltd., by way of a Support Agreement dated January 1, 2005. Labs will provide research and development services utilizing 9 scientists/employees working at the UBC location and 11 scientists working in Russia who are necessary for the further development of the Company’s technology. Labs’ receives a monthly fee of $95,483 plus GST which will increase as new scientists are hired. This agreement is in effect for one year unless otherwise terminated.

During the three and twelve months ended July 31, 2005, the Company paid $5,905 and $24,691 (2004 - $4,768 and $26,890) for bookkeeping services to a director of the Company.

On November 30, 2005 the Company entered into an Asset Purchase Agreement with Zecotek Laboratories Inc. pursuant to which the Company will acquire all the bio-photonic technologies owned by Labs. The transaction is a non arm’s length transaction as Labs is a wholly owned subsidiary of Zecotek Holdings Inc.  Dr. Faouzi Zerrouk, the CEO and a director of the Company, controls Holdings and on the closing of the transaction will control, directly and indirectly, 14,160,000 common shares representing 52.1% of the shares outstanding on the closing. Dr. Zerrouk declared his interest in the transaction and abstained in the voting on the transaction by the Board. The transaction will be exempt from the formal valuation and minority approval requirements set out in TSX Venture Policy 5.9 as the transaction is supported by a control block holder who is arm’s length to Dr. Faouzi.

The transactions above have occurred in the normal course of operations and in management’s opinion undertaken with the same terms and conditions as transactions with unrelated parties.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto are the consolidated financial statements of the Company for the years ended July 31, 2005, 2004 and 2003 audited by Ernst & Young and previously by Ellis Foster, Chartered Accountants. The consolidated financial statements including related notes are accompanied by the auditor’s report.

Change of Name of Auditor

Since the Company’s last audit, the Company’s auditors, Ellis Foster Chartered Accountants, have entered into a transaction with Ernst & Young LLP under which certain assets of Ellis Foster were sold to Ernst & Young and the professional staff and partners of Ellis Foster joined Ernst & Young either as employees or partners of Ernst & Young and carried on their practice as members of Ernst & Young. As a result Ernst & Young will appear as the Company’s auditor of record on a going-forward basis.

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

B. Significant Changes

Since July 31, 2004, the date of the prior year audited financial statements, no significant changes in the basis of presentation have occurred.

ITEM 9. THE OFFERING AND LISTING

A. Offering and Listing Details

As of July 31, 2005 the authorized capital of the Company consisted of unlimited common shares without par value of which 15,033,341 common shares were issued and outstanding. In August 2005, 202,500 warrants at $0.50 per share were exercised. At November 30, 2005 the total number of issued and outstanding common shares was 15,435,841. The Company’s shares are listed on the TSX Venture Exchange and the NASD Pink Pages. The trading symbol is “ZMS.V” and “ZMSFF” respectively.

Holders of shares are entitled to one vote per share at all meetings of shareholders.  Holders of shares are entitled to receive a pro rata share of the assets of ZMS available for distribution to holders of shares in the event of liquidation, dissolution or winding-up of ZMS. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights attaching to the shares and no provision for redemption, retraction or purchase for cancellation, surrender or sinking or purchase funds. All shares rank pari passu, each with the other, as to all benefits which might accrue to the holders of shares. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the BCA.

The following table sets out the market price range in Canadian dollars and the trading volume of the Shares on the TSX Venture Exchange for the periods indicated.

	High	Low	Volume
Date	($)	($)	(no. of shares)
October 2005	0.80	0.65	62,382
September 2005	0.85	0.70	303,620
August 2005	0.85	0.71	164,082
July 2005	0.90	0.70	248,866
June 2005	1.00	0.84	620,452
May 2005	0.96	0.86	178,986
April 2005	0.99	0.84	310,024
March 2005	1.00	0.81	382,700
February 2005	0.90	0.80	463,954
January 2005	0.80	0.65	519,652
December 2004	-	-	halted

November 2004	-	-	halted
October 2004	-	-	halted
September 2004	0.80	0.50	114,433
August 2004	0.51	0.45	60,671
July 2004	0.50	0.45	241,243
July 2003	0.34	0.30	20,535
July 2002	0.26	0.21	5,556
July 2001			not available

The price of the Company’s common shares as reported by the TSX Venture Exchange at the close of business on July 31, 2005 was CDN$0.75 per share and on November 30, 2005 was CDN$0.75per share.

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

On April 7, 2003 the Company was quoted to trade on the NASD OTC Bulletin Board under the symbol “ONNCF”. Effective July 11, 2003 the Company changed its name from Online Consortium Corp to Equicap Financial Corp. Its new trading symbol on the TSX Venture Exchange  was “EQF.V” and on the NASD OTC Bulletin Board was “EQFCF.PK”.

At the Company’s Annual General Meeting held December 16, 2004, shareholders approved the adoption of new Company Articles and the increase of Authorized Capital to an unlimited number of common Shares. They also approved a change of name to Zecotek Medical Systems Inc. The name change was effective February 10, 2005. The Company’s new trading symbol on the TSX Venture Exchange (“TSX.V”) and the NASD Pink Pages is “ZMS” and “ZMSFF” respectively.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Authorized: Unlimited

Issued and outstanding share capital:

	Number of Shares	Amount
Balance, July 31, 2002	3,159,534	$ 5,885,875
Pursuant to a debt settlement at $0.15 per share	2,412,300	361,845
Pursuant to a private placement at $0.20 per share	165,000	33,000
Pursuant to exercise of warrants at $0.22 per share	50,000	11,000
Balance, July 31, 2003	5,786,834	$6,291,720

Pursuant to exercise of warrants at $0.22 per share	115,000	25,300
Pursuant to a private placement at $0.26 per share	200,007	52,000
Pursuant to exercise of options at $0.15 per share	50,000	7,500
Balance at July 31, 2004	6,151,841	$ 6,376,520
Pursuant to private placement at $0.50 per share	200,000	100,000
Pursuant to a private placement of 3,000,000 Units, 145,000 shares for fees less commission and other issue costs of $152,500	3,145,000	1,347,500
Pursuant to the acquisition of LFS technology	3,142,000	1,065,000
Pursuant to a private placement of 900,000 Units, 90,000 warrants for fees less commission and other issue costs of $40,500	900,000	499,500
Pursuant to exercise of warrants at $0.75 per share	1,484,500	1,113,375
Pursuant to exercise of warrants at $0.50 per share	10,000	5,000
Balance at July 31, 2005	15,033,341	$ 10,506,895

Stock Options

The Company has been granting stock options to directors, officers and employees from 1999 onwards. There were no stock options granted in fiscal year 2004 and 2003.

A summary of the employee stock option information:

		Weighted average
	Shares	exercise price

Options outstanding at July 31, 2003 and 2002	67,022	$ 1.14

Exercised	(50,000)	(0.15)
Expired	(17,022)	(1.74)
Options outstanding at July 31, 2004	-	$ -

The Company grants stock options pursuant to the stock option plan. Under such plan the Company may grant options to purchase common shares in the Company to employees, directors, officers, and consultants. The exercise price of the options is determined by the Board by generally will be at least equal to the market price of the shares at the grant date. The options vest in accordance with resolutions as determined by the Board. Effective August 1, 2003 the Company adopted the recommendations of The Canadian Institute of Chartered Accountants Handbook Section 3870 – Stock Based Compensation and Other Stock-Based Payments requiring the use of the fair value method of accounting for stock-based compensation transactions. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options with the following assumptions: risk-free interest rate of 4.8%; dividend yield 0%; volatility of71.6%; and 4.8 years of expected lives. The weighted average fair value of options granted in 2005 is $0.58. The recommendations have been adopted prospectively.

As at July 31, 2005, the Company has reserved 2,525,000 common shares for issuance of stock options to employees, directors, officers and consultants of the Company of which 1,165,000 are available for future issuance.

The following table contains a summary of options outstanding at July 31, 2005:

Date of Grant	Granted to:	No. of Options Granted	Exercise Price	Outstanding at July 31, 2005	Expiration Date
Dec.31/04	Dr. F. Zerrouk	560,000	$0.50	560,000	Dec. 31/09
Dec. 31/04	Michel Coderre	240,000	$0.50	240,000	Dec. 31/09
Jan. 18/05	Dr. F. Zerrouk	60,000	$0.70	60,000	Jan. 18/10
Jan. 18/05	D. Grant Macdonald	200,000	$0.70	200,000	Jan. 18/10
Jan. 18/05	Shirley Kancs	100,000	$0.70	100,000	Jan. 18/10
Jan. 18/05	Michael Kidd	100,000	$0.70	100,000	Jan. 18/10
Jan. 18/05	Erich Sager	100,000	$0.70	100,000	Jan. 18/10
TOTALS		1,360,000		1,360,000

On September 15, 2005 the Company issued an additional 600,000 stock options to employees and consultants of the Company at $0.75 per share that expire on September 13, 2010. Subsequent to this grant, 565,000 shares are available for future issuance.

Warrants

The following table contains a summary of warrants outstanding at July 31, 2005:

Out-standing at July 31/04	Date Granted	Exercise price	Granted	Exercised	Expired or Cancelled	Out-standing at July 31, 2005	Expiry Date
200,000		$0.34		-	-	200,000	Nov 6/05
	Aug. 2004	$0.50	200,000	-	-	200,000	Aug 9/05
	December 2004	$0.75	1,500,000	1,484,500	15,500	0	June30/05
	December 2004	$0.50	1,000,000	10,000	-	990,000	Dec 31/05
	February 2005	$0.90	450,000	-	-	450,000	Aug. 4/05
	February 2005	$0.74	90,000	-	-	90,000	Feb. 4/06
200,000		Totals	3,240,000	1,494,500	15,500	1,930,000

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

?

the judgment was rendered in a U.S. court that had no jurisdiction according to applicable laws in Canada;

?

the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

?

the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure; and

?

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

C. Material Contacts

On December 31, 2004, the Company’s subsidiary, Zecotek Crystals Inc., completed its Asset Purchase Agreement with Zecotek Holdings Inc. and acquired certain intellectual properties for a total cost in cash and shares of $1,636,333 made up of (“COB”) pursuant to Policy 5.2.

On November 30, 2005 the Company entered into an Asset Purchase Agreement with Zecotek Laboratories Inc. pursuant to which the Company will acquire all the bio-photonic technologies owned by Labs. The transaction is a non arm’s length transaction as Labs is a wholly owned subsidiary of Zecotek Holdings Inc. Dr. Faouzi Zerrouk, the CEO and a director of the Company, controls Holdings and on the closing of the transaction will control, directly and indirectly, 14,160,000 common shares representing 52.1% of the shares outstanding on the closing. Dr. Zerrouk declared his interest in the transaction and abstained in the voting on the transaction by the Board. The transaction will be exempt from the formal valuation and minority approval requirements set out in TSX Venture Policy 5.9 as the transaction is supported by a control block holder who is arm’s length to Dr. Faouzi.

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

F. Dividends or Paying Agents

To date, the Company has not paid any cash dividends on its common shares and the Board of Directors of the Company does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of the Company’s business. The payment of future dividends will depend on such factors as earnings levels, anticipated capital requirements, the operating and financial conditions of the Company and other factors deemed relevant by the Board of Directors at its sole discretion.

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

FOREIGN EXCHANGE RATE RISK

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

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Michael Kidd, a Chartered Accountant, was appointed a director of the Company in January 2005. Mr. Kidd has been the CFO of Macdonald, Harris & Associates, a software development company, since February 2004. He was employed at Finance-Pacific Forest Products from July 2002 to November 2003 and prior to that was Director of Finance at CITIC New Zealand Ltd from 1999 to 2002. Mr. Kidd has accepted the appointment as Chairman of the Company’s Audit Committee.

Audit Committee

A summary of the responsibilities, activities and membership of the Audit Committee (the “Committee”) is set out below. The Charter of the Audit Committee is attached to this Form 20F as Schedule “A” and incorporated by reference herein.

1.

Composition of the Audit Committee

The following are the members of the Committee:

Michel Kidd, Chairman	Independent (1)	Financially literate (1)
D. Grant Macdonald	Not Independent (1)	Financially literate (1)
Erich Sager	Independent (1)	Financially literate (1)
(1) As defined by Multilateral Instrument 52-110.

2.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

ITEM 16.B. CODE OF ETHICS

The Company has not yet adopted a written code of ethics that applies to all directors, officers, employees and consultants but anticipates completing one early in 2006. The Board prescribes a high standard ethical conduct in all dealings related to the affairs of the Company.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In accordance with the requirements of the Sarbanes-Oxley Act of 2002, all audit and audit-related work and all non-audit work performed by the chartered accountants, Ellis Foster, is approved in advance by the Audit

Committee, including the proposed fees for such work. The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.

The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
July 31, 2005	$10,000(1)	(1)	(1)	(1)
July 31, 2004	$5,900	$1,250	$3,810	$13,515
July 31, 2003	$7,300	nil	$1,320	nil

(1) To date the company has not received final invoices for year-end auditing fees.

The Committee must pre-approve all non-audit services to be provided to the Company by the independent auditors.

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP. A reconciliation of the consolidated financial statements to United States GAAP is set forth in Note 15 of the notes to the financial statements.

Restated Consolidated Financial Statements

Zecotek Medical Systems Inc.

(a development stage enterprise, formerly Equicap Financial Corp.)

(Expressed in Canadian Dollars)

July 31, 2005 and 2004

AUDITORS’ REPORT

To the Directors of

Zecotek Medical Systems Inc.

(a development stage enterprise, formerly Equicap Financial Corp.)

We have audited the restated consolidated balance sheet of Zecotek Medical Systems Inc. (a development stage enterprise, formerly Equicap Financial Corp.) as at July 31, 2005 and the restated consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these restated consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2004 and for each of the years in the two year period ended July 31, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 30, 2004.

As discussed in note 2, the consolidated financial statements of the Company as at July 31, 2005 and the related consolidated statements of operations and cash flows for the year then ended on which we have previously reported upon on September 14, 2005 have been restated.

Vancouver, Canada,

September 14, 2005 except for note 2 which

is as of February 13, 2006.

Chartered Accountants

Comments by Auditors for United States Readers on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the directors dated September 14, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,

September 14, 2005 except for note 2 which

is as of February 13, 2006.

Chartered Accountants

Zecotek Medical Systems Inc.

(a development stage enterprise, formerly Equicap Financial Corp.)

CONSOLIDATED BALANCE SHEETS

[See Note 1 – Nature of Business and Going Concern Uncertainty]

As at July 31

(Expressed in Canadian Dollars)

	2005	2004
	$	$
	Restated – Note 2
ASSETS
Current
Cash and cash equivalents	122,598	28,754
Short-term investments [note 5]	1,000,000	—
Restricted short-term investments [note 5]	20,000	—
GST recoverable	62,825	975
Due from related parties [note 6]	138,817	—
Prepaid expenses	13,160	—
Loan receivable	—	10,000
Total current assets	1,357,400	39,729
Furniture and equipment [note 7]	51,884	1,104
Non-refundable deposit on acquisition of intangible
assets	—	70,000
In-process research and development costs [note 8]	1,788,293	—
Total assets	3,197,577	110,833

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	45,649	30,931
Due to a related party [note 6]	6,352	—
Liabilities of discontinued operations [note 11]	53,254	39,271
Total liabilities	105,255	70,202
Commitments [note 14]

Shareholders’ equity
Share capital [note 9[b]]	10,506,895	6,376,520
Share subscriptions received	—	100,000
Contributed surplus [notes 9[b][vi] and 9[d]]	363,917	—
Deficit	(7,778,490)	(6,435,889)
Total shareholders’ equity	3,092,322	40,631
Total liabilities and shareholders’ equity	3,197,577	110,833

See accompanying notes

On behalf of the Board:

Director

Director

Zecotek Medical Systems Inc.

(a development stage enterprise, formerly Equicap Financial Corp.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended July 31

(Expressed in Canadian Dollars)

	2005	2004	2003
	$	$	$
	Restated – Note 2
INCOME
Interest	4,110	—	—

EXPENSES
Research and development [note 12]	875,325	—	—
General and administrative [note 10]	461,694	70,936	85,674
Amortization	9,692	3,533	5,111
	1,346,711	74,469	90,785
Operating loss	(1,342,601)	(74,469)	(90,785)

Write off of equipment	—	(4,755)	—
Write off of domain names	—	(4,821)	—
Debts forgiven	—	—	10,505
Loss for the year	(1,342,601)	(84,045)	(80,280)

Deficit, beginning of year	(6,435,889)	(6,351,844)	(6,271,564)
Deficit, end of year	(7,778,490)	(6,435,889)	(6,351,844)

Loss per common share - basic and diluted	(0.13)	(0.01)	(0.02)

Weighted average number of common shares
outstanding - basic and diluted	10,199,700	6,055,046	4,768,375

See accompanying notes

Zecotek Medical Systems Inc.

(a development stage enterprise, formerly Equicap Financial Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended July 31

(Expressed in Canadian Dollars)

	2005	2004	2003
	$	$	$
	Restated – Note 2
OPERATING ACTIVITIES
Loss for the year	(1,342,601)	(84,045)	(80,280)
Adjustment for items not involving cash:
Amortization	9,692	3,533	5,111
Stock-based compensation	72,917	—	—
Hosting fees (recovery)	—	(2,397)	—
Write off of equipment	—	4,755	—
Write off of domain names	—	4,821	—
Debt forgiven	—	—	(10,505)
	(1,259,992)	(73,333)	(85,674)
Change in non-cash working capital items:
Amounts receivable and prepaids	(75,010)	(614)	804
Loan receivable	10,000	(10,000)	—
Accounts payable and accrued liabilities	28,701	1,126	(9,003)
Net cash used in operating activities	(1,296,301)	(82,821)	(93,873)

FINANCING ACTIVITIES
Proceeds from shares issued and subscribed	2,965,375	184,800	44,000
Net advances to related companies	(132,465)	(3,902)	58,767
Net cash provided by financing activities	2,832,910	180,898	102,767

INVESTING ACTIVITIES
Acquisition of furniture and equipment	(60,771)	—	—
Acquisition of LFS crystal technology	(361,994)	—	—
Increase in short-term investments	(1,020,000)	—	—
Non-refundable deposit on acquisition of
in-process research and development costs	—	(70,000)	—
Net cash used in investing activities	(1,442,765)	(70,000)	—

Net cash from continuing operations	93,844	28,077	8,894
Net cash used in discontinued operations	—	—	(10,375)

Increase in cash and cash equivalents	93,844	28,077	(1,481)
Cash and cash equivalents, beginning of year	28,754	677	2,158
Cash and cash equivalents, end of year	122,598	28,754	677

For a summary of non-cash investing and financing activities see note 16.

See accompanying notes

Zecotek Medical Systems Inc.

(a development stage enterprise, formerly Equicap Financial Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2005 and 2004

1. NATURE OF BUSINESS AND GOING CONCERN UNCERTAINTY

Nature of business

Zecotek Medical Systems Inc. (the “Company”) is a development stage enterprise and was incorporated on November 25, 1983 under the laws of the Province of British Columbia, Canada. The Company was inactive from the beginning of the financial year 2005 until it purchased certain research projects from Zecotek Holdings Inc. on December 31, 2004 pursuant to an Amended and Restated Asset Purchase Agreement (the “Asset Purchase Agreement”), see note 8. Accordingly, the Company changed its name from Equicap Financial Corp. on February 10, 2005. Prior to December 31, 2004, the Company and Zecotek Holdings Inc. were not considered related parties.

Zecotek Holdings Inc. is a private Canadian research and development company with laboratories in Canada and Russia with focuses on four main technology areas: compact biomedical laser devices, new materials, photonic displays and alternative energies. The principals of Zecotek Holdings Inc. are Dr. A. Faouzi Zerrouk, founder and majority shareholder who is also the Chairman, President, CEO and Head of Science & Technology programs, and Michel P. Coderre, a Canadian lawyer and chartered accountant who is Vice-President.

Subsequent to the completion of the Asset Purchase Agreement, Dr. Zerrouk was appointed Chairman, CEO and Head of Science of the Company leading the research, development and commercialization of various technologies in the field of bio-photonics that focuses on the creation of advanced materials and integrated optoelectronic devices for high resolution medical imaging, optical precision surgery and biopharmaceutical research.

The Company incorporated two wholly owned subsidiaries during the year as follows:

Subsidiary	Date of incorporation	Main activity
Zecotek Crystals Inc.	August 6, 2004	Research and development in crystals used in bio-photonics
Zecotek Lasers Inc.	June 7, 2005	Research and development in laser technology

The four subsidiaries the Company had, namely O-Tooz Energie Group Inc., FilmIndustry.com, Inc., DJscene.com Media, Inc. and OnlineConsortium.com Inc., which have been inactive since 2001, were legally abandoned as from January 2005 [note 11].

1. NATURE OF BUSINESS AND GOING CONCERN UNCERTAINTY (cont’d)

Going concern uncertainty

These financial statements have been prepared in accordance with generally accepted accounting principles on a going-concern basis, which presumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The Company has incurred significant losses since its inception and its ability to continue as a going concern is in substantial doubt.  The continued operations of the Company are dependent upon the ability of the Company to obtain further equity financing, the support of its principal shareholders and successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.  These financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

To date, the Company has no products in commercial production or use and does not currently have any revenues other than interest earned on short-term investments held.

2. RESTATEMENT

Management has determined that in 2005, the Company should have retained the liabilities of discontinued operations instead of realizing the amount as a gain on abandonment of subsidiaries.  Management has also determined that in 2005, the fair value of the 2,400,000 shares issued on December 31, 2004 pursuant to the Asset Purchase Agreement, being part consideration paid for the acquisition of the LFS Crystal technology should have been $700,000 (previously reported as $600,000).

The effect of these adjustments on the Company’s consolidated balance sheet as at July 31, 2005 is as follows:

Originally

Restated

Reported

In-process research and development costs

1,788,293

1,688,293

Liabilities of discontinued operations

53,254

—

Share capital

10,506,895

10,406,895

Deficit

(7,778,490)

(7,725,236)

The effect of these adjustments on the Company’s consolidated results of operations is as follows:

Gain on abandonment of subsidiaries

—

53,254

Loss for the year

1,342,601

1,289,347

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements of Company are prepared in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles [note 17]. The consolidated financial statements include the accounts of the Company and its 100% wholly owned subsidiaries as set out in note 1. All significant inter-company accounts and transactions have been eliminated.

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

Cash

Cash consists of balances with banks.

Short-term investments

Short-term investments, which consist of financial instruments purchased with an original maturity of greater than three months and less than one year, are recorded at the lower of cost and market.

Restricted short-term investments

Restricted short-term investments are short-term investments pledged as security for two corporate credit cards issued to the Company.

Furniture and equipment

Equipment, furniture and leasehold improvements are recorded at cost less accumulated amortization. Amortization for equipment and furniture and fixtures is provided on a declining-balance basis over their expected useful lives at rates of 33.33% and 20% per annum, respectively, with a 50% reduction in the year during which the assets are acquired. Leasehold improvements are amortized over the duration of the three-year lease term on a straight-line basis.

3. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

In-process research and development costs

In-process research and development costs represent the costs of the LFS crystal technology acquired, including a pending patent, and additional development cost incurred to commercialize the technology. Management is of the view that the technology has a clearly defined future benefit and that the deferral meets all the criteria under Canadian generally accepting accounting principles.

Foreign currency translation

The Company follows the temporal method for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. Expense items are translated at the exchange rate in effect on the date of the transaction. Foreign exchange gains and losses are included in the determination of loss for the year.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Amortization of development costs deferred will commence with the licensing of or commercial production using the Company’s developed technologies and will be charged as an expense on a systematic basis by reference to the sale or use of the technologies.

Stock-based compensation

The Company grants stock options to employees, directors, officers, and consultants pursuant to the stock option plan described in note 9[d]. Effective August 1, 2004, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants Handbook Section 3870 - Stock-Based Compensation and Other Stock-Based Payments requiring the use of the fair value method of accounting for stock-based compensation transactions. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. The recommendations have been adopted prospectively.

3. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. This calculation proved to be anti-dilutive for the years presented.

4. FINANCIAL INSTRUMENTS AND RISKS

The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, short-term investments, GST recoverable, due from and to related parties and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and short-term investments, the balances of which are stated on the consolidated balance sheet. The Company places its cash in high credit quality financial institutions. Concentration of credit risks with respect to receivables is limited.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates as well as credit risk associated with the financial stability of the issuers of the financial instruments. The Company purchases the majority of its goods and services in Canadian dollars and accordingly has minimal exposure to foreign exchange risk. The Company’s short-term investments are invested in fixed rate securities.

5. SHORT-TERM INVESTMENTS

Short-term investments comprised of guaranteed investment certificates (GIC) with a weighted average interest rate of 2.24% [2004 - nil] and maturities to July 2006. At July 31, 2005, the fair value of the short-term investments approximates the book value, based on quoted market prices. A $20,000 GIC has been pledged as collateral for the Company’s corporate credit card.

6. AMOUNTS DUE TO AND FROM RELATED PARTIES

Details of amounts due from related parties are as follows:

	2005	2004
	$	$

Amounts due from directors	7,509	—
Zecotek Laboratories Inc.	131,308	—
	138,817	—

Details of amount due to a related party are as follows:
	2005	2004
	$	$

Zecotek Holdings Inc.	6,352	—
	6,352	—

Amounts due from directors are in relation to travel advances. Amount due from Zecotek Laboratories Inc. represents advances made pursuant to a Support Agreement [see note 12] dated January 1, 2005 in relation to research and development activities. Zecotek Laboratories Inc. is a wholly owned subsidiary of Zecotek Holdings Inc., a 16% shareholder in the Company as at July 31, 2005. The amounts due to and from related parties are non-interest bearing and do not have fixed terms of repayment.

7. FURNITURE AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

2005
Equipment	29,143	8,215	20,928
Furniture	18,649	1,865	16,784
Leasehold improvements	17,007	2,835	14,172
	64,799	12,915	51,884

2004
Equipment	4,028	2,924	1,104
	4,028	2,924	1,104

8. IN-PROCESS RESEARCH AND DEVELOPMENT COSTS

On December 31, 2004, the Company completed the Asset Purchase Agreement which included the purchase of the LFS crystal technology from Zecotek Holdings Inc., for a total consideration of $1,636,333 consisting of cash of $280,333 and non-cash issuances of common shares, warrants and stock options for a total of $1,356,000 [see note 9(b)(ix)].

Legal expenses incurred in relation to the acquisition amounting to $35,460 and further development expenses of $116,500 representing salaries and fees paid to employees and consultants for time spent and work involved specifically to develop and commercialize the technology also have been deferred.

Amortization of in-process research and development costs will commence with the licensing of or commercial production using the Company’s developed technologies and will be charged as an expense on a systematic basis by reference to the sale or use of the technology.

Management believes the costs capitalized meet Canadian generally accepted accounting principles criteria for deferral and amortization. As the Company is experienced and knowledgeable in the industry, has sufficient resources to complete the project, and revenue expectations far exceed the value of the capital costs, the Company believes the criteria to capitalize these costs are fully met as they will result in a further benefit to the Company.

9. SHARE CAPITAL

[a]

Authorized

The authorized share capital of the Company is made up of an unlimited number of voting common shares with no par value.

9. SHARE CAPITAL (cont’d)

[b]

Issued and outstanding common shares

	Number of
	shares	Amount
	#	$

Balance, July 31, 2002	3,159,534	5,885,875
Debt settlement [i]	2,412,300	361,845
Private placement [ii]	165,000	33,000
Exercise of warrants [iii]	50,000	11,000
Balance, July 31, 2003	5,786,834	6,291,720
Exercise of warrants [iv]	115,000	25,300
Private placement [v]	200,007	52,000
Exercise of options [vi]	50,000	7,500
Balance, July 31, 2004	6,151,841	6,376,520
Private placement [vii]	200,000	100,000
Private placement [viii]	3,145,000	1,347,500
Acquisition of LFS technology [ix]	3,142,000	1,065,000
Private placement [x]	900,000	499,500
Exercise of warrants [xi]	1,494,500	1,118,375
Balance, July 31, 2005	15,033,341	10,506,895

[i]

During the year ended July 31, 2003, the Company issued 2,412,300 common shares to settle liabilities of $361,845.

[ii]

On January 11, 2003, the Company completed a non-brokered private placement consisting of 165,000 units at $0.20 per unit for total cash consideration of $33,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.22 per share for a period of one year from the date of grant. The Company applied the residual approach and allocated total proceeds of $33,000 to common shares and a nil value to the attached warrants.

[iii]

During the year ended July 31, 2003, 50,000 warrants were exercised at a price of $0.22 per share for cash proceeds of $11,000.

[iv]

On November 6, 2003, 115,000 warrants were exercised at $0.22 per share for cash proceeds of $25,300.

9. SHARE CAPITAL (cont’d)

[v]

On November 6, 2003, the Company closed a private placement consisting of 200,007 units at $0.26 per unit for total cash consideration of $52,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.34 per share for a period of two years from the date of grant. The Company applied the residual approach and allocated total proceeds of $52,000 to common shares and a nil value to the attached warrants.

[vi]

On November 6, 2003, 50,000 options were exercised at a price of $0.15 per share for cash proceeds of $7,500.

[vii]

On August 10, 2004, the Company completed a non-brokered private placement consisting of 200,000 units at a price of $0.50 per unit and received a cash consideration of $100,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share for a period of one year at an exercise price of $0.50 per share. The Company applied the residual approach and allocated total proceeds of $100,000 to common shares and a nil value to the attached warrants.

[viii]

On December 31, 2004, the Company completed its offering of 3,000,000 units at $0.50 per unit for net cash proceeds of $1,347,500 after issuing expenses of $152,500. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of six months at a price of $0.75 per share. The Company applied the residual approach and allocated total proceeds of $1,500,000 to common shares and a nil value to the attached warrants. The Company also issued 145,000 common shares at $0.50 per share to the agent for corporate finance services rendered in relation to the transaction.

[ix]

On December 31, 2004, pursuant to the Asset Purchase Agreement, as part consideration paid for the acquisition of the LFS crystal technology from Zecotek Holdings Inc., the Company issued (a) 2,400,000 common shares at a discounted fair market value of $700,000 as the common shares are subject to escrow for up to six years; (b) settled an assumed debt of $200,000 by the issuance of 400,000 units at $0.50 per unit. Each unit consists of one common share and one warrant to purchase one common share at $0.50 for a period of 12 months; (c) issuance of 202,000 common shares at $0.47 per share as finder’s fee in consideration of the services rendered in relation to the transaction valued at $95,000; (d) issuance of 140,000 common shares at $0.50 per share pursuant to an Assignment Agreement dated July 5, 2004 to acquire the rights to the LSF scintillation material technology; and (e) issuance of stock options to purchase 800,000 common shares exercisable at $0.50 per share for a period of five years valued at $291,000 or $0.36 per share.

9. SHARE CAPITAL (cont’d)

[x]

On February 8, 2005, the Company issued, by way of a private placement, 900,000 units at $0.60 per unit for net proceeds of $499,500 net of expenses of $40,500. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole warrant entitled the holder to purchase one additional common   share for a period of six months at an exercise price of $0.90 per share. The units were subject to a four month hold from the closing date. These warrants have since expired unexercised.

[xi]

During the year ended July 31 2005, 1,484,500 warrants were exercised at $0.75 per share and 10,000 warrants at $0.50 per share were exercised for total cash proceeds of $1,118,375.

[xii]

As at July 31, 2005, 4,027,434 of the shares issued are held in escrow; the release of which is subject to predetermined time schedules.

[c]

Common share purchase warrants

At July 31, 2005, common share purchase warrants outstanding are as follows:

Number of common shares to be issued #	Exercise price $	Date of expiry

450,000	0.90	August 4, 2005 [note 15(a)]
200,000	0.50	August 9, 2005 [note 15(b)]
200,000	0.34	November 6, 2005
990,000	0.50	December 31, 2005
90,000	0.74	February 4, 2006
1,930,000	0.59

[d]

Stock options

On December 16, 2004, the Board of Directors approved a stock option plan. Under such plan, the Company may grant options to purchase common shares in the Company to employees, directors, officers, and consultants of the Company. The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the shares at the grant date. The options vest in accordance with resolutions as determined by the Board.

9. SHARE CAPITAL (cont’d)

As at July 31, 2005, the Company has reserved 2,525,000 common shares for issuance of stock options to employees, directors, officers and consultants of the Company of which 1,165,000 are available for future issuance. Stock options were granted during the year at market prices at the time of grants.  These stock options vest within 20 months from the date of grant and have a life of five (5) years from the grant date.  Stock option transactions for the year and the number of share options outstanding are summarized below:

	Number of	Weighted average
	options	exercise price
	#	$

Balance, July 31, 2003 and 2002	67,022	1.14
Options exercised	(50,000)	(0.15)
Options expired	(17,022)	(1.74)
Balance, July 31, 2004	—	—
Options granted in connection with
Asset Purchase Agreement	800,000	0.50
Options granted to employees, directors, officers
and consultants	560,000	0.70
Options exercised	—	—
Balance, July 31, 2005	1,360,000	0.58

The estimated fair value of options granted to executive officers, directors, and employees and consultants since August 1, 2004 is amortized to expense over the vesting period of the stock options resulting in compensation expense and addition to contributed surplus of $72,917 [2004 - nil; 2003 - nil] during the year ended July 31, 2005.

The weighted average fair value of stock options granted during the year ended July 31, 2005 was $0.31 per share [2004 - nil; 2003 - nil]. The estimated fair value of stock options granted was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2005	2004	2003

Annualized volatility	71.6%	—	—
Risk-free interest rate	4.8%	—	—
Expected life	3.6 years	—	—
Dividend yield	0.0%	—	—

9. SHARE CAPITAL (cont’d)

The following summarizes options outstanding at July 31, 2005:

Weighted average			Weighted average
exercise price	Issuable	Exercisable	remaining
$	#	#	life (years)

0.50	800,000	433,333	4.42
0.70	560,000	291,667	4.47
0.58	1,360,000	725,000	4.31

10. GENERAL AND ADMINISTRATIVE

	2005	2004	2003
	$	$	$

Legal and professional	204,205	38,964	56,357
Office	139,881	5,082	13,500
Salaries and benefits	44,691	26,890	15,817
Stock-based compensation	72,917	—	—
	461,694	70,936	85,674

11. DISCONTINUED OPERATIONS

On August 15, 2001, the Company’s subsidiary, O-Tooz Energie Group Inc. (“O-Tooz”), adopted a formal plan to discontinue the operation of its two healthy fast food outlets in Vancouver. On September 7, 2001, O-Tooz completed the disposal of its two healthy fast food outlets. The discontinued operation has resulted in the default of the lease agreements of approximately $108,000.

In January 2005, the Company abandoned O-Tooz along with its other inactive subsidiaries, DJscene.com Media Inc, OnlineConsortium.com Inc. and FilmIndustry.com Inc.

Pursuant to CICA Handbook Section 3475 “Discontinued Operations”, the consolidated financial statements of the Company have been reclassified to reflect the discontinued operation of two healthy fast food outlets. Accordingly, the liabilities of discontinued operations have been segregated in the consolidated balance sheets.

12. RELATED PARTY TRANSACTIONS

Related party transactions entered into the normal course of business are recorded at the exchange amounts.  On January 1, 2005, the Company and its wholly-owned subsidiary, Zecotek Crystals Inc., entered into a Support Agreement with Zecotek Laboratories Inc. The agreement provides for the Company to finance the research and development services necessary for the further development of the Company’s technology by Zecotek Laboratories Inc. for a monthly fee and will expire in January 2006 unless otherwise terminated. As of July 31, 2005, the Company has provided funds amounting to $947,665 for those research and development services. Zecotek Laboratories Inc. is a subsidiary company of Zecotek Holdings Inc.

For the year ended July 31, 2005, the Company paid $24,691 [2004 - $26,890; 2003 - $15,817] for bookkeeping services to a director of the Company.

For the year ended July 31, 2005, the Company paid nil [2004 - $174; 2003 - $6,864] to a company controlled by a director of the Company.

13. INCOME TAXES

[a]

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2005	2004	2003

Statutory income tax rate	(34%)	(38%)	(39%)
Tax losses not benefited	34%	38%	39%
Effective tax rate	—	—	—

13. INCOME TAXES (cont’d)

[b]

The tax effect of temporary differences that give rise to the Company’s future income tax assets are as follows:

	2005	2004
	$	$

Future income tax assets:
Non-capital losses subject to expiry	1,056,700	1,600,000
Research and development costs	217,800	—
Unused share issuance cost	77,600	5,500
(Over) Undepreciated capital cost of equipment over their
net book value	(700)	4,000
	1,351,400	1,609,500
Less: valuation allowance	(1,351,400)	(1,609,500)
	—	—

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized.

[c]

As at July 31, 2005, the Company has non-capital loss carry forwards for Canadian purposes aggregating $3,874,240 available to reduce taxable income otherwise calculated in future years.  These losses expire as follows:

2005
$

2006	414,430
2007	279,529
2008	1,406,327
2009	149,957
2010	99,190
2011	103,007
2012	1,421,800
3,874,240

14. COMMITMENTS

[a]

The Company has a lease agreement for the rental of office space. The lease expires February 23, 2008. The future minimum lease obligations are as follows:

	2005	2004	2003
	$	$	$

2006	73,793	—	—
2007	73,793	—	—
2008	43,046	—	—
	190,632	—	—

[b]

The Company and its wholly-owned subsidiary, Zecotek Crystals Inc. has a commitment to fund the development of Zecotek Laboratories Inc.’s technologies for a duration of one year ending January 2006, for a monthly fee of $95,483 plus GST which will increase as new scientists are hired [note 12].

15. SUBSEQUENT EVENTS

[a]

On August 9, 2005, 450,000 warrants at $0.90 per share expired unexercised.

[b]

On August 9, 2005, 200,000 warrants were exercised at $0.50 per share for total consideration of $100,000.

[c]

Subsequent to July 31, 2005, 2,500 agent’s warrants were exercised at $0.50 per share for gross proceeds of $1,250.

[d]

On September 13, 2005, 600,000 stock options at $0.75 were granted to consultants and will expire on September 13, 2010.

16. NON-CASH INVESTING AND FINANCING ACTIVITIES

[a]

During the year ended July 31, 2003, the Company issued 2,142,300 shares pursuant to the settlement of debt at $0.15 per share.

[b]

During the year ended July 31, 2003, the Company signed two conditional releases for $20,880 of its debts. The creditors forgave the debt of $10,505 upon receipt of cash payment of $10,375.

[c]

During the year ended July 31, 2005, the Company issued (i) 2,400,000 common shares at a discounted fair market value of $700,000 as the common shares are subject to escrow for up to six years; (ii) 400,000 units at $0.50 per unit to settle an assumed debt of $200,000. Each unit consists of one common share and one warrant to purchase one common share at $0.50 for a period of 12 months; (iii) issuance of 202,000 common shares at $0.47 per share as finder’s fee in consideration of the services rendered in relation to the transaction valued at $95,000; (iv) 140,000 common shares at $0.50 per share pursuant to an Assignment Agreement dated July 5, 2004 to acquire the rights to the LSF scintillation material technology; and (v) stock options to purchase 800,000 common shares exercisable at $0.50 per share for a period of five years valued at $291,000 or $0.36 per share.

17.

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]

For U.S. GAAP purposes, as the Company is a development stage enterprise, it is required to disclose cumulative amounts since inception of becoming a development stage enterprise, of income statement revenues and expenses and cash inflows and cash outflows. On September 7, 2001, the Company completed the disposal of its principal operations in two healthy fast food outlets, and redirected its corporate resources in establishing a new business deemed to be in the development stage. Accordingly, under Statement of Financial Accounting Standard [“FAS”] No. 7, “Accounting and Reporting by Development Stage Enterprises”, the Company is considered to be a development stage enterprise since September 7, 2001. These financial statements would be as follows:

Period from September 7, 2001 To July 31, 2005

$

CONSOLIDATED STATEMENT OF LOSS
Expenses
Research and development	875,325
General and administrative	801,294
Amortization	23,190
Acquired in-process research and development expenses	1,788,293
3,488,102
Other
Interest income	(4,110)
Loss from discontinued operations of division	43,687
Debt forgiven	(10,505)
Write off of equipment	4,755
Write off of domain names	4,821

Loss for the period and deficit accumulated
in the development stage	3,526,750

17.

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

Period from September 7, 2001 To July 31, 2005

$

CONSOLIDATED STATEMENT OF CASH FLOWS
Cash used in operating activities	(2,123,560)
Cash used in investing activities	(1,085,028)
Cash provided by investing activities	3,359,527
Net cash from continued operations	150,939
Net cash used in discontinued operations	(29,967)
Increase in cash during the period	120,972
Cash, beginning of period	1,626
Cash, end of period	122,598

[b]

Under Canadian GAAP, the acquired in-process research and development costs are capitalized and will be amortized and charged as an expense on a systematic basis by reference to the sale or use of the technology. Under U.S. GAAP, the Company’s acquired technology is considered in-process research and development and is immediately expensed upon acquisition in accordance with FAS No. 2, “Accounting for Research and Development Costs” as they do not have any alternative future uses.

[c]

   Prior to August 1, 2004 under U.S. GAAP, the Company followed the intrinsic value approach in accounting for its stock-based compensation plan in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, for awards issued to employees.

On August 1, 2004, the Company prospectively adopted the recommendations of FAS No. 148, “Accounting for Stock-based Compensation─Transition and Disclosure”, an amendment to FAS No. 123, “Accounting for Stock Based Compensation”.  Under the new policy, stock options to employees on or after August 1, 2004 are accounted for using the fair value method.  For stock options to employees prior August 1, 2004, pro forma disclosure of net loss and loss per share is provided as if awards were accounted for using the fair value method.  The adoption of FAS No. 148 is consistent with Section 3870 of CICA Handbook – Stock-Based Compensation and Other Stock-Based Payments under Canadian GAAP.

17.

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

If U.S. GAAP were followed:

[i]

the effect on the Consolidated Statements of Loss and Deficit would be:

Consolidated statements of loss and deficit

	2005	2004	2003
	$	$	$

Loss for the period, Canadian GAAP	(1,342,601)	(84,045)	(80,280)
Adjustment for purchase of in-process -
research and development	(1,718,293)	(70,000)	—
Loss and comprehensive loss for the period,
U.S. GAAP	(3,060,894)	(154,045)	(80,280)

Basic and diluted loss per common share,
U.S. GAAP	(0.30)	(0.03)	(0.02)

Weighted average number of common shares
outstanding, U.S. GAAP	10,199,700	6,055,046	4,768,375

[ii] the effect on the Consolidated Balance Sheets would be:

Consolidated Balance Sheets
	2005	2004
	$	$

Non-refundable deposit on acquisition of intangible assets	—	—
In-process research and development costs	—	—
Deficit accumulated in the development stage	(3,526,750)	(465,856)
Deficit	(6,040,033)	(6,040,033)

[iii]

the effect on the Consolidated Statements of Cash Flows would be:

Consolidated Statements of Cash Flows

	2005	2004	2003
	$	$	$

Net cash used in operating activities	(1,658,295)	(152,821)	(93,873)
Net cash used in investing activities	(1,080,771)	—	—

17.

RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

[iv]

The Company’s statement of shareholders’ equity (deficiency) determined in accordance with U.S. GAAP from September 7, 2001 to July 31, 2005 is as follows:

						Total
			Additional	Share		shareholders'
	Common Shares		paid-in	subscription	Deficit	equity
	#	$	capital	received	accumulated	(deficiency)

Balance, July 31, 2001 and September 7, 2001	3,159,534	5,885,875	—	—	(6,040,033)	(154,158)
Comprehensive income (loss)
- net (loss) for the year					(231,531)	(231,531)
Balance, July 31, 2002	3,159,534	5,885,875	—	—	(6,271,564)	(385,689)
Shares issued pursuant to:
- debt settlement at $0.15 per share	2,412,300	361,845				361,845
- private placement at $0.20 per share	165,000	33,000				33,000
- exercise of warrants at $0.22 per share	50,000	11,000				11,000
Comprehensive income (loss)
- net (loss) for the year					(80,280)	(80,280)
Balance, July 31, 2003	5,786,834	6,291,720	—	—	(6,351,844)	(60,124)
Shares issued pursuant to:
- exercise of warrants at $0.22 per share	115,000	25,300				25,300
- private placement at $0.26 per share	200,007	52,000				52,000
- exercise of options at $0.15 per share	50,000	7,500				7,500
Share subscription received				100,000		100,000
Comprehensive income (loss)
- net (loss) for the year					(154,045)	(154,045)
Balance, July 31, 2004	6,151,841	6,376,520	—	100,000	(6,505,889)	(29,369)
Shares issued pursuant to:
- private placement at $0.50 per share	200,000	100,000		(100,000)		—
- private placement at $0.50 per share	3,145,000	1,347,500				1,347,500
- acquisition of LFS technology	3,142,000	1,065,000				1,065,000
- private placement at $0.60 per share	900,000	499,500				499,500
- exercise of warrants at $0.75 per share	1,484,500	1,113,375				1,113,375
- exercise of warrants at $0.50 per share	10,000	5,000				5,000
Issuance of stock options			363,917			363,917
Comprehensive income (loss)
- net (loss) for the year					(3,060,894)	(3,060,894)
Balance, July 31, 2005	15,033,341	10,506,895	363,917	—	(9,566,783)	1,304,029

17. RECONCILIATION OF CANADIAN TO UNITED STATES     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS123(R)"), which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants this statement is not expected to have any material impact on the financial statements when adopted.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB No. 29, "Accounting for Non-Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes the SFAS 153 will have no impact on the financial statements of the Company once adopted.

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until which time the Company makes a change in accounting policy.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Description
1.	Articles of Incorporation of the Company, as amended February 25, 2005 (1)
2.	Audit Committee Charter (1)

3.	Material Contracts
Asset Purchase Agreement with Zecotek Holdings Inc. dated December 31, 2004 (1)
Asset Purchase Agreement with Zecotek Laboratories Inc. dated November 30, 2005 (1)

4.	Certifications
Certification of Chief Executive Officer (1)
Certification of Chief Financial Officer (1)

(1)	Filed Herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZECOTEK MEDICAL SYSTEMS INC.
“D. Grant Macdonald”
Grant Macdonald President and Chief Financial Officer

.

Date: February 21, 2006